Exhibit (a)(1)(A)

LIBERTY TAX, INC.

OFFER TO PURCHASE FOR CASH

ANY AND ALL OUTSTANDING SHARES OF

ITS COMMON STOCK

AT A PURCHASE PRICE OF

$12.00 PER SHARE

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON AUGUST 29, 2019, UNLESS THE OFFER IS EXTENDED.

Liberty Tax, Inc., a Delaware corporation (“Liberty”), is offering to purchase all outstanding shares of its common stock, par value $0.01 per share (“Liberty common stock”), at a purchase price of $12.00 per share, in cash and without interest and less any applicable withholding taxes (the “offer”), upon the terms and subject to the conditions set forth in this offer to purchase and in the related letter of transmittal. Only shares properly tendered (and not properly withdrawn) prior to the expiration date will be purchased.

On July 10, 2019, pursuant to the terms and conditions of the Agreement of Merger and Business Combination Agreement (the “business combination agreement”), dated as of July 10, 2019, by and among Liberty, Buddy’s Newco, LLC (“Buddy’s”), Franchise Group New Holdco, LLC, a wholly-owned direct subsidiary of Liberty (“New Holdco”), Franchise Group B Merger Sub, LLC, a wholly-owned indirect subsidiary of New Holdco (“Merger Sub”), and Vintage RTO, L.P., solely in its capacity as the representative of the former equity holders of Buddy’s, Buddy’s was merged with and into Merger Sub and became a wholly-owned subsidiary of Liberty (the “merger”). A special committee (the “Special Committee”) of independent directors of the board of directors of Liberty (the “Board”) who are unaffiliated with Vintage Capital Management, LLC (“Vintage”) or its affiliates, and the board of managers of Buddy’s, each unanimously approved the merger and the other transactions contemplated by the business combination agreement. As a result of the merger, each common unit of Buddy’s outstanding immediately prior to the merger (other than common units held by Buddy’s, Liberty or their respective subsidiaries) was exchanged for 0.091863 voting, non-economic preferred shares of Liberty (the “Liberty preferred stock”) and 0.459315 common units of New Holdco (the “New Holdco common units”), which are redeemable in exchange for shares of Liberty common stock pursuant to the terms of the certificate of designation for the Liberty preferred stock and the limited liability company agreement of New Holdco.

In connection with the transactions contemplated by the business combination agreement, Liberty contributed all of its assets, including all of the equity interests in its subsidiaries, to a subsidiary of New Holdco. Accordingly, after giving effect to the merger, New Holdco, through its subsidiaries, owns and operates the tax preparation business of Liberty and the home furnishings business of Buddy’s. Upon the closing of the merger, Liberty and the former owners of Buddy’s owned approximately 63.56% and 36.44% of the New Holdco common units, respectively. As indicated above, the former owners of Buddy’s also were issued shares of the Liberty preferred stock, which vote with the shares of Liberty common stock on all matters unless otherwise required by applicable law. Upon the closing of the merger, the shares of Liberty preferred stock represented, in the aggregate, approximately 33.31% of the voting power of the outstanding shares of capital stock of Liberty (assuming the redemption of all New Holdco common units and all shares of Liberty preferred stock in exchange for shares of Liberty common stock).

The business combination agreement obligates Liberty to commence the offer. THE OFFER IS NOT CONDITIONED ON ANY MINIMUM NUMBER OF SHARES OF LIBERTY COMMON STOCK BEING TENDERED, BUT IT IS CONDITIONED ON THE CONDITIONS DESCRIBED IN THIS OFFER TO PURCHASE. Liberty is offering to purchase any or all outstanding shares of Liberty common stock. In connection with the execution of the business combination agreement, however, Vintage and certain of Vintage’s affiliates and B. Riley Financial, Inc. (“B. Riley”) and certain of B. Riley’s affiliates entered into agreements with Liberty under which they agreed that, among other things, they would not tender any shares of Liberty common stock in the offer. In addition, Liberty’s directors and executive officers have advised Liberty that they do not intend to tender their shares of Liberty common stock in the offer.

Brian Kahn, one of Liberty’s directors, founded and has served as the investment manager of Vintage and its predecessor, Kahn Capital Management, LLC, since 1998. In addition, since 2012, Mr. Kahn has served as Chairman of the Board of Buddy’s. Prior to the completion of the merger, Mr. Kahn and certain related persons owned approximately 59.7% of the outstanding units of Buddy’s. After completion of the merger and the related equity financing pursuant to the closing subscription agreement described below (and without giving effect to the offer or the post-closing subscription agreement described below), as of July 10, 2019, Mr. Kahn and certain related persons, including Vintage (Mr. Kahn and such related persons, including Vintage, are sometimes referred to in this offer to purchase as the “Vintage Group”) owned (i) approximately 4,158,484 shares of Liberty common stock, representing approximately 25.7% of the outstanding Liberty common stock (assuming no New Holdco common units and shares of Liberty preferred stock were redeemed in exchange for shares of Liberty common stock), and (ii) approximately 4,827,611 New Holdco common units and 965,522 shares of Liberty preferred stock, representing approximately 19.9% of the voting power of Liberty (assuming the redemption of all New Holdco common units and all shares of Liberty preferred stock in exchange for shares of Liberty common stock). Assuming all New Holdco common units and all shares of Liberty preferred stock were redeemed in exchange for shares of Liberty common stock on July 26, 2019 (and without giving effect to the offer), the Vintage Group would own approximately 37.0% of the outstanding Liberty common stock. In addition, as of July 10, 2019 (and without giving effect to the offer), B. Riley and certain of its affiliates owned 3,105,728 shares of Liberty common stock, representing approximately 19.2% of the outstanding Liberty common stock (assuming no New Holdco common units and shares of Liberty preferred stock were redeemed in exchange for shares of Liberty common stock), or approximately 12.8% of the outstanding Liberty common stock (assuming all New Holdco common units and shares of Liberty preferred stock were redeemed in exchange for shares of Liberty common stock).

The merger and related transactions are described in more detail in this offer to purchase, which is being distributed to all holders of Liberty common stock. Liberty urges you to read carefully this entire offer to purchase before you decide whether to tender or refrain from tendering your shares of Liberty common stock.

As of July 26, 2019, 16,197,495 shares of Liberty common stock were issued and outstanding, of which approximately 4,158,484 shares were held by the Vintage Group. As of July 26, 2019, assuming all New Holdco common units and all shares of Liberty preferred stock were redeemed in exchange for shares of Liberty common stock, there would be 24,280,828 shares of Liberty common stock issued and outstanding, of which approximately 8,986,095 shares would be held by the Vintage Group. The Liberty common stock is traded on the OTC Market under the symbol “TAXA.” Following the merger and the completion of the offer, Liberty will use its reasonable efforts to apply to list the Liberty common stock on the NASDAQ Global Select Market (“Nasdaq”).

The transactions contemplated by the business combination agreement are intended as the first step in a strategic transformation of Liberty.  Under the direction of the Board, Liberty intends to evaluate the acquisition of or investment in other franchise-oriented or complementary businesses, including businesses that are not presently subject to franchising arrangements but that have the potential to be franchised in the future.  In recognition of the anticipated shift in its strategic direction, Liberty intends to change its name to Franchise Group, Inc. and will file the Liberty charter amendments (as defined in Section 10) to effect such name change.

On July 10, 2019, the last full trading day before announcement of the merger and the offer, the last reported sale price of Liberty common stock was $9.70 per share. On July 29, 2019, the most recent practicable date prior to the printing of this offer to purchase, the last reported sale price of Liberty common stock was $11.85 per share. YOU ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR YOUR SHARES OF LIBERTY COMMON STOCK.

You have until 5:00 p.m., New York City time, on August 29, 2019 to accept the offer, unless the offer is extended. Tenders of Liberty common stock may be withdrawn at any time prior to the expiration date. If your shares are held by a broker, dealer, commercial bank, trust company or other nominee, they may have an earlier deadline by which you must accept the offer.

THE SPECIAL COMMITTEE AND THE BOARD HAVE APPROVED THE OFFER. HOWEVER, NEITHER LIBERTY, THE BOARD NOR THE SPECIAL COMMITTEE MAKES ANY RECOMMENDATION TO YOU AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING YOUR SHARES OF LIBERTY COMMON STOCK. YOU MUST MAKE YOUR OWN DECISION AS TO WHETHER TO TENDER YOUR SHARES OF LIBERTY COMMON STOCK AND, IF SO, HOW MANY SHARES OF LIBERTY COMMON STOCK TO TENDER. LIBERTY’S DIRECTORS AND EXECUTIVE OFFICERS, OTHER THAN THOSE AFFILIATED WITH THE VINTAGE GROUP (WHICH HOLDS APPROXIMATELY 4,158,484 SHARES OF LIBERTY COMMON STOCK AS OF JULY 10, 2019, OR APPROXIMATELY 8,986,095 SHARES OF LIBERTY COMMON STOCK ASSUMING THE VINTAGE GROUP WERE TO REDEEM ALL OF THEIR NEW HOLDCO COMMON UNITS AND SHARES OF LIBERTY PREFERRED STOCK IN EXCHANGE FOR SHARES OF LIBERTY COMMON STOCK) AND B. RILEY AND CERTAIN OF ITS AFFILIATES (WHICH HOLD 3,105,728 SHARES OF LIBERTY COMMON STOCK AS OF JULY 10, 2019), BENEFICIALLY OWN 109,389 SHARES OF LIBERTY COMMON STOCK.

This transaction has not been approved or disapproved by the Securities and Exchange Commission (the “SEC”) or any state securities commission, nor has the SEC or any state securities commission passed upon the fairness or merits of the transaction or upon the accuracy or adequacy of the information contained in this offer to purchase. Any representation to the contrary is a criminal offense.

IMPORTANT

If you want to tender all or any portion of your Liberty common stock in the offer, (1) if you hold physical certificates evidencing your shares of Liberty common stock, complete and sign the enclosed letter of transmittal (or a facsimile thereof) in accordance with the instructions in this offer to purchase and the letter of transmittal, have your signature guaranteed if required by Instructions 1 and 5 of the letter of transmittal and send or deliver your manually signed letter of transmittal (or manually signed facsimile thereof), together with the certificates evidencing your Liberty common stock being tendered and any other required documents, to the depositary at one of the addresses set forth on the back cover of this offer to purchase or (2) if you hold your shares of Liberty common stock in book-entry form, request your broker, dealer, commercial bank, trust company or other nominee to effect the transaction for you. If you own shares of Liberty common stock that is registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that broker, dealer, commercial bank, trust company or other nominee if you desire to tender your Liberty common stock.

If you desire to tender your shares of Liberty common stock in the offer and cannot comply with the procedures described in this offer to purchase for tender or delivery on a timely basis or if your shares of Liberty common stock are not immediately available, you may tender your shares of Liberty common stock using the procedures for guaranteed delivery described in this offer to purchase. You may request additional copies of this offer to purchase, the letter of transmittal and related documents from the information agent at its address and telephone number set forth on the back cover of this offer to purchase.

NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY RECOMMENDATION ON BEHALF OF LIBERTY, THE BOARD OR THE SPECIAL COMMITTEE AS TO WHETHER YOU SHOULD TENDER OR REFRAIN FROM TENDERING YOUR SHARES OF LIBERTY COMMON STOCK IN THE OFFER. NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER OTHER THAN THOSE CONTAINED IN THIS OFFER TO PURCHASE OR IN THE LETTER OF TRANSMITTAL. IF ANYONE MAKES ANY RECOMMENDATION OR GIVES ANY INFORMATION OR MAKES ANY REPRESENTATIONS, YOU MUST NOT RELY UPON SUCH RECOMMENDATION, INFORMATION OR REPRESENTATIONS AS HAVING BEEN AUTHORIZED BY LIBERTY, THE BOARD OR THE SPECIAL COMMITTEE.

August 1, 2019

SUMMARY TERM SHEET

THIS SUMMARY HIGHLIGHTS SELECTED INFORMATION FROM THIS OFFER TO PURCHASE AND MAY NOT CONTAIN ALL OF THE INFORMATION THAT IS IMPORTANT TO YOU. LIBERTY URGES YOU TO READ CAREFULLY THIS ENTIRE OFFER TO PURCHASE BEFORE YOU DECIDE WHETHER TO TENDER OR REFRAIN FROM TENDERING YOUR SHARES OF LIBERTY COMMON STOCK.

WHAT SECURITIES IS LIBERTY OFFERING TO PURCHASE? (PAGE 8)

•	Liberty is offering to purchase all outstanding shares of Liberty common stock, although the Vintage Group and B. Riley and certain of its affiliates have entered into agreements with Liberty under which they agreed that, among other things, they would not tender any shares of Liberty common stock in the offer.

•	As of July 26, 2019, 16,197,495 shares of Liberty common stock were issued and outstanding, of which approximately 4,158,484 shares were held by the Vintage Group and 3,105,728 shares were held by B. Riley and certain of its affiliates. As of July 26, 2019, assuming all New Holdco common units and all shares of Liberty preferred stock were redeemed in exchange for shares of Liberty common stock, there would be 24,280,828 shares of Liberty common stock issued and outstanding, of which approximately 8,986,095 shares would be held by the Vintage Group.

WHY IS LIBERTY COMMENCING THE OFFER? (PAGE 30)

•	Liberty, Buddy’s, New Holdco and Merger Sub entered into a business combination agreement pursuant to which, on July 10, 2019, Liberty acquired all of the outstanding units of Buddy’s through the merger. The business combination agreement obligates Liberty to commence the offer.

WHAT IS THE PURPOSE OF THE OFFER? (PAGE 44)

•	The offer gives each holder of shares of Liberty common stock (other than the Vintage Group and B. Riley and certain of its affiliates) the right to receive a cash payment for his, her or its shares at a premium over the market price before the public announcement of the transactions contemplated by the business combination agreement, including the offer, or retain his, her or its shares and remain a stockholder of Liberty.

•	The transactions contemplated by the business combination agreement are intended as the first step in a strategic transformation of Liberty. Under the direction of the Board, Liberty intends to evaluate the acquisition of or investment in other franchise-oriented or complementary businesses, including businesses that are not presently subject to franchising arrangements but that have the potential to be franchised in the future. In recognition of the anticipated shift in its strategic direction, Liberty intends to change its name to Franchise Group, Inc. The offer therefore gives stockholders of Liberty that do not wish to continue to own their shares of Liberty common stock in light of this shift in strategic direction the opportunity to tender some or all of their shares of Liberty common stock in the offer.

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•	The offer also provides stockholders with an efficient way to sell their shares of Liberty common stock without incurring broker’s fees or commissions associated with open market sales, and provides odd lot holders who tender shares of Liberty common stock registered in their names to avoid any odd lot discounts.

HOW MUCH WILL LIBERTY PAY ME FOR MY SHARES AND IN WHAT FORM OF PAYMENT? (PAGE 8)

•	Liberty will pay you $12.00 per share, in cash and without interest and less any applicable withholding taxes, for each of your shares of Liberty common stock that is properly tendered (and not properly withdrawn) and is purchased in the offer.

•	Liberty will make this payment as soon as practicable after the expiration date of the offer.

•	Under no circumstances will Liberty pay interest on the purchase price, including, without limitation, by reason of any delay in making a payment for shares of Liberty common stock tendered in the offer.

DOES LIBERTY HAVE THE FINANCIAL RESOURCES TO PAY ME FOR MY SHARES? (PAGE 18)

•	Assuming that the maximum 8,933,283 shares of Liberty common stock are tendered in the offer (such shares representing all outstanding shares of Liberty common stock other than shares of Liberty common stock held by the Vintage Group and B. Riley and certain of its affiliates, who have agreed not to tender their shares of Liberty common stock in the offer), the aggregate purchase price of such shares will be approximately $107 million.

•	Liberty anticipates that the funds necessary to purchase shares of Liberty common stock tendered pursuant to the offer and to pay the related fees and expenses will come from the cash on hand of Liberty and its subsidiaries and the proceeds of the equity and debt financings described on pages 18-19.

•	As of July 25, 2019, Liberty and its subsidiaries, including New Holdco, had approximately $86.05 million of cash and cash equivalents on hand, and Liberty is party to the post-closing subscription agreement with a member of the Vintage Group under which such member of the Vintage Group has committed to purchase up to an additional $40 million of shares of Liberty common stock if and to the extent required to provide sufficient funds to Liberty to enable it to purchase all shares of Liberty common stock validly tendered and not withdrawn in the offer (after taking into account certain other sources of funds available to Liberty).

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•	The offer is not subject to any financing contingency.

WHAT ARE THE CONDITIONS TO THE OFFER? (PAGE 16)

•	Liberty may terminate the offer in the event that, at or prior to the expiration date of the offer, any governmental authority shall have issued an order or injunction or taken any other action enjoining or otherwise prohibiting the consummation of the offer.

•	Liberty will promptly return any tendered shares of Liberty common stock at its expense if the condition to the offer is not met.

•	The offer is not conditioned on any minimum number of shares of Liberty common being tendered.

WHEN DO YOU EXPECT TO COMPLETE THE OFFER? CAN LIBERTY EXTEND THE OFFER AND, IF SO, HOW WILL I BE NOTIFIED? (PAGE 16)

•	The offer expires at 5:00 p.m., New York City time, on August 29, 2019, unless extended, and is expected to be completed on or as soon as reasonably practicable after that date.

•	Liberty may extend the offer at any time, subject to the provisions of the business combination agreement. Liberty cannot assure you that it will extend the offer or, if the offer is extended, the length of such extension.

•	If Liberty extends the offer, it will publicly announce the extension as soon as practicable after it makes the extension, and in any event no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

WHAT HAPPENS IF I FAIL TO TENDER MY SHARES? (PAGE 82)

•	If you choose not to tender your shares of Liberty common stock, you will continue to own your shares of Liberty common stock and remain a stockholder of Liberty.

HOW DO I TENDER MY SHARES? (PAGES 10)

•	If you want to tender your shares of Liberty common stock in the offer, and you either hold physical certificates evidencing your shares of Liberty common stock or your shares are held in book-entry form on the records of the depository, complete and sign the enclosed letter of transmittal (or a facsimile thereof) in accordance with the instructions in this offer to purchase and the letter of transmittal, have your signature guaranteed if required by Instructions 1 and 5 of the letter of transmittal and send or deliver your manually signed letter of transmittal (or manually signed facsimile thereof), together with the certificates evidencing your shares of Liberty common stock being tendered and any other required documents, to the depositary at one of the addresses set forth on the back cover of this offer to purchase.

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•	If you own shares of Liberty common stock that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that broker, dealer, commercial bank, trust company or other nominee if you desire to tender your shares of Liberty common stock.

•	If you desire to tender your shares of Liberty common stock in the offer and cannot comply with the procedures described in this offer to purchase for tender or delivery on a timely basis or if your shares of Liberty common stock are not immediately available, you may tender your shares of Liberty common stock using the procedures for guaranteed delivery described in this offer to purchase.

CAN I CHANGE MY MIND AFTER I TENDER MY SHARES? (PAGE 14)

•	You may withdraw tenders of your shares of Liberty common stock any time before the expiration date.

•	If you change your mind again, you can re-tender your shares of Liberty common stock prior to the expiration date.

CAN I TENDER ONLY A PORTION OF MY SHARES IN THE OFFER? (PAGE 10)

•	You may tender some or all of your shares of Liberty common stock.

DO I DO ANYTHING IF I WANT TO RETAIN MY SHARES? (PAGE 10)

•	If you want to retain your shares of Liberty common stock, you do not need to take any action.

WHAT DOES LIBERTY AND THE SPECIAL COMMITTEE THINK OF THE OFFER? (PAGE 34)

•	The Special Committee and the Board have approved the offer. However, neither Liberty, the Board nor the Special Committee makes any recommendation to you, and neither Liberty, the Board nor the Special Committee has authorized anyone to make any recommendation to you, as to whether to tender or refrain from tendering your shares of Liberty common stock.

•	You must make your own decision as to whether to tender your shares of Liberty common stock and, if so, how many shares of Liberty common stock to tender.

•	Liberty’s directors and executive officers, other than the Vintage Group (which holds approximately 4,158,484 shares of Liberty common stock as of July 10, 2019, or approximately 8,986,095 shares of Liberty common stock if all shares of Liberty preferred stock and New Holdco common units were redeemed in exchange for shares of Liberty common stock) and B. Riley and certain of its affiliates (which hold 3,105,728 shares of Liberty common stock as of July 10, 2019), beneficially own 109,389 shares of Liberty common stock.

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WHAT IS THE RECENT MARKET PRICE OF MY SHARES? (PAGE 17)

•	On July 10, 2019, the last full trading day before announcement of the transactions contemplated by the business combination agreement, the last reported sale price of Liberty common stock as reported on the OTC Market was $9.70 per share. In addition, on May 3, 2019, the last full trading day before announcement of the Vintage Group’s proposal of a strategic transaction with Liberty, the last reported sale price of Liberty common stock as reported on the OTC Market was $9.15 per share.

•	On July 29, 2019, the most recent practicable date prior to the printing of this offer to purchase, the last reported sale price of Liberty common stock was $11.85 per share.

•	You are urged to obtain current market quotations for your shares of Liberty common stock.

WHAT ARE THE TAX CONSEQUENCES OF THE PURCHASE TO ME? (PAGE 84)

•	The disposition of shares of Liberty common stock for cash will be a taxable transaction for United States federal income tax purposes and may also be taxable under applicable state, local and foreign tax laws. The receipt of cash for tendered shares of Liberty common stock generally will be treated as redemption of such shares for United States federal income tax purposes. As a result of such redemption, the cash received by stockholders for their shares of Liberty common stock will be treated for United States federal income tax purposes as either received in a taxable sale or exchange for the surrendered shares (possibly eligible for capital gain or loss treatment) or as received as a distribution with respect to such shares (possibly eligible to be treated as a qualified or as an ordinary dividend).

•	You should carefully read the summary of the federal income tax consequences related to the offer, and you are urged to consult with your own tax advisors as to the federal, state, local and foreign tax consequences in your particular circumstance.

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WHO SHOULD I CONTACT WITH QUESTIONS?

•	If you have any questions about the offer or wish to request additional documents, you may contact the information agent, Equiniti, at:

EQ Proxy

90 Park Avenue

New York, New York 10016

Telephone: 833-503-4126

•	You may also call Michael S. Piper of Liberty, at (757) 493-8855.

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OFFER TO PURCHASE

TABLE OF CONTENTS

1. Terms of the Offer; Expiration Date	8
2. Acceptance for Payment and Payment	8
3. Procedures for Tendering SHARES OF Liberty Common Stock	10
4. Withdrawal Rights	14
5. Conditions to the Offer	16
6. Extension of the Offer; Termination; Amendment	16
7. Price range of shares; dividends	17
8. Source and amount of funds	18
9. Background of the Offer	21
10. Purpose of the Offer	44
11. Certain Information About Liberty	50
12. Selected Historical Financial Data of Buddy’s	58
13. Unaudited Pro Forma Combined Financial Statements of the Combined Company and Related Notes	59
14. Interests of Directors and Officers; Transactions and Arrangements Concerning Shares of Liberty Common Stock	76
15. Effects of the Offer	82
16. Certain Legal Matters; Regulatory Approvals	84
17. Material United States Federal Income Tax Consequences	84
18. Fees and Expenses	89
19. Risk Factors	89
20. Miscellaneous	94

Exhibit	A Opinion of Houlihan Lokey Capital, Inc., the Financial Advisor to the Special Committee

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FORWARD-LOOKING STATEMENTS

This offer to purchase contains forward-looking statements concerning Liberty’s business, operations, financial performance and condition, as well as certain of Liberty’s plans, objectives and expectations for Liberty’s business, operations, financial performance and condition. References to Liberty’s business, operations, financial performance and condition includes the Liberty tax preparation business and the Buddy’s rent-to-own business. Any statements contained herein that are not of historical facts may be deemed to be forward-looking statements. You can identify these statements by words such as “aim,” “anticipate,” “assume,” “believe,” “could,” “due,” “estimate,” “expect,” “goal,” “intend,” “may,” “objective,” “plan,” “predict,” “potential,” “positioned,” “should,” “target,” “will,” “would” and other similar expressions that are predictions of or indicate future events and future trends. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the Liberty business and the industries in which Liberty operates and Liberty management’s current beliefs and assumptions. These forward-looking statements are not guarantees of future performance or development and involve known and unknown risks, uncertainties and other factors that are in some cases beyond Liberty’s control. As a result, any or all of the forward-looking statements in this offer to purchase may turn out to be inaccurate, and the actual results of Liberty could differ materially from historical results or from any results expressed or implied by such forward-looking statements. Factors that may cause such differences include, but are not limited to, the risks described in Section 19 under the heading “RISK FACTORS,” in the Liberty Annual Report on Form 10-K for the fiscal year ended April 30, 2019 under “Item 1A-Risk Factors” and in Liberty’s other filings with the SEC, including, without limitation:

•	risks that the merger disrupts or distracts from current plans and operations;

•	the ability to recognize the benefits of the merger;

•	the amount of the costs, fees, expenses and charges related to the merger;

•	the amount and terms of the indebtedness incurred by Buddy’s in connection with the merger;

•	Liberty’s inability to grow on a sustainable basis;

•	the seasonality of Liberty’s business;

•	developments in the tax preparation services and rent-to-own industries;

•	departures of key executives or directors;

•	Liberty’s ability to attract additional talent to the senior management team of Liberty or Buddy’s;

•	Liberty’s delisting determination by Nasdaq and Liberty’s ability to re-list the Liberty common stock on Nasdaq;

•	Liberty’s ability to maintain an active trading market for Liberty common stock on the OTC Market;

•	government regulation and oversight, including the regulation of tax preparers or settlement products such as refund transfers and loan settlement products, as well as government regulation and oversight over the rent-to-own business of Buddy’s, including consumer finance laws;

•	government initiatives that simplify tax return preparation, improve the timing and efficiency of processing tax returns, limit payments to tax preparers or decrease the number of tax returns filed or the size of the refunds;

•	government initiatives to pre-populate income tax returns;

•	the effect of regulation of the products and services that Liberty offers, including changes in laws and regulations;

•	the possible characterization of refund transfers or rent-to-own transactions as a form of loan or extension of credit;

•	changes in the tax settlement products offered to Liberty’s customers that make Liberty’s services less attractive to customers or more costly to Liberty;

•	Liberty’s ability to maintain relationships with Liberty’s tax settlement product service providers;

•	any potential non-compliance, fraud or other misconduct by Liberty’s franchisees or employees;

•	Liberty’s ability and the ability of Liberty’s franchisees to comply with legal and regulatory requirements;

•	failures by Liberty’s franchisees and their employees to comply with their contractual obligations to Liberty and with laws and regulations, to the extent these failures affect Liberty’s reputation or subject us to legal risk;

•	the ability of Liberty’s franchisees to open new territories and operate them successfully;

•	the ability of Liberty’s franchisees to generate sufficient revenue to repay their indebtedness to Liberty;

•	Liberty’s ability to manage company-owned offices;

•	Liberty’s exposure to litigation;

•	Liberty’s ability and Liberty’s franchisees’ ability to protect customers’ personal information, including from a cybersecurity incident;

•	the impact of identity-theft concerns on customer attitudes toward Liberty’s services;

•	Liberty’s ability to access the credit markets and satisfy Liberty’s covenants to lenders;

•	the impact of the Tax Cuts and Job Act (the “Tax Act”), including, but not limited to, the effect of the lower corporate tax rate, including on the valuation of Liberty’s tax assets and liabilities;

•	any future refinements to Liberty’s preliminary analysis of the impact of the Tax Act;

•	changes in the effect of the Tax Act due to issuance of interpretive regulatory guidance or enactment of corrective or supplement legislation;

•	delays in the commencement of the tax season attributable to Congressional action affecting tax matters and the resulting inability of federal and state tax agencies to accept tax returns on a timely basis, or other changes that have the effect of delaying the tax refund cycle;

•	competition in the tax preparation and rent-to-own markets;

•	disruptions in the Buddy’s inventory supply chain;

•	the effect of federal and state legislation that affects the demand for paid tax preparation, such as the Affordable Care Act and potential immigration reform;

•	Liberty’s reliance on technology systems and electronic communications;

•	Liberty’s ability to effectively deploy tax preparation software in a timely manner and with all the features Liberty’s and its franchisees’ tax preparers and customers require; and

•	the impact of any acquisitions or dispositions, including Liberty’s ability to integrate acquisitions and capitalize on their anticipated synergies.

Stockholders are urged to consider these factors carefully in evaluating the forward-looking statements contained in this offer to purchase and are cautioned not to place undue reliance on such forward-looking statements. All forward-looking statements speak only as of the date of this offer to purchase. Except to the extent required by law, Liberty does not intend to publicly update or revise any forward-looking statements to reflect new information or future events or otherwise. Stockholders should, however, review the factors and risks Liberty describes in the reports Liberty will file from time to time with the SEC after the date of this offer to purchase.

Please be advised that the safe harbor protections of the Private Securities Litigation Reform Act of 1995 are not available to statements made in connection with a tender offer.

To the Holders of Common Stock of Liberty Tax, Inc.:

INTRODUCTION

Liberty is offering to purchase all outstanding shares of Liberty common stock at a purchase price of $12.00 per share, in cash and without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in this offer to purchase and in the related letter of transmittal. Only shares properly tendered (and not properly withdrawn) prior to the expiration date of the offer will be purchased.

On July 10, 2019, pursuant to the terms and conditions of the business combination agreement, Buddy’s was merged with and into Merger Sub and became a wholly-owned subsidiary of Liberty. The Special Committee and the board of managers of Buddy’s unanimously approved the merger and the other transactions contemplated by the business combination agreement. As a result of the merger, each common unit of Buddy’s outstanding immediately prior to the merger (other than common units held by Buddy’s, Liberty or their respective subsidiaries) was exchanged for 0.091863 shares of Liberty preferred stock and 0.459315 New Holdco common units, which are redeemable in exchange for shares of Liberty common stock pursuant to the terms of the certificate of designation for the Liberty preferred stock and the limited liability company agreement of New Holdco.

In connection with the transactions contemplated by the business combination agreement, Liberty contributed all of its assets, including all of the equity interests in its subsidiaries, to a subsidiary of New Holdco. Accordingly, after giving effect to the merger, New Holdco, through its subsidiaries, owns and operates the tax preparation business of Liberty and the home furnishings business of Buddy’s. Upon the closing of the merger, Liberty and the former owners of Buddy’s owned approximately 63.56% and 36.44% of the New Holdco common units, respectively. As indicated above, the former owners of Buddy’s also were issued shares of the Liberty preferred stock, which vote with the shares of Liberty common stock on all matters unless otherwise required by applicable law. Upon the closing of the merger, the shares of Liberty preferred stock represented, in the aggregate, approximately 33.31% of the voting power of the outstanding shares of capital stock of Liberty (assuming the redemption of all New Holdco common units and all shares of Liberty preferred stock in exchange for shares of Liberty common stock).

The business combination agreement obligates Liberty to commence the offer. THE OFFER IS NOT CONDITIONED ON ANY MINIMUM NUMBER OF SHARES OF LIBERTY COMMON STOCK BEING TENDERED, BUT IT IS CONDITIONED ON THE CONDITIONS DESCRIBED IN THIS OFFER TO PURCHASE. Liberty is offering to purchase any or all outstanding shares of Liberty common stock. In connection with the execution of the business combination agreement, however, Vintage and certain of Vintage’s affiliates and B. Riley and certain of B. Riley’s affiliates entered into agreements with Liberty under which they agreed that, among other things, they would not tender any shares of Liberty common stock in the offer. In addition, Liberty’s directors and executive officers have advised Liberty that they do not intend to tender their shares of Liberty common stock in the offer.

Brian Kahn, one of Liberty’s directors, founded and has served as the investment manager of Vintage and its predecessor, Kahn Capital Management, LLC, since 1998. In addition, since 2012, Mr. Kahn has served as Chairman of the Board of Buddy’s. Prior to the completion of the merger, Mr. Kahn and certain related persons owned approximately 59.7% of the outstanding units of Buddy’s. After completion of the merger and the related equity financing pursuant to the closing subscription agreement described below (and without giving effect to the offer or the post-closing subscription agreement described below), as of July 10, 2019, the Vintage Group owned (i) approximately 4,158,484 shares of Liberty common stock, representing approximately 25.7% of the outstanding Liberty common stock (assuming no New Holdco common units and shares of Liberty preferred stock were redeemed in exchange for shares of Liberty common stock), and (ii) approximately 4,827,611 New Holdco common units and 965,522 shares of Liberty preferred stock, representing approximately 19.9% of the voting power of Liberty (assuming the redemption of all New Holdco common units and all shares of Liberty preferred stock in exchange for shares of Liberty common stock). Assuming all New Holdco common units and all shares of Liberty preferred stock were redeemed in exchange for shares of Liberty common stock (and without giving effect to the offer), the Vintage Group would own approximately 37.0% of the outstanding Liberty common stock as of July 26, 2019. In addition, as of July 10, 2019 (and without giving effect to the offer), B. Riley and certain of its affiliates owned 3,105,728 shares of Liberty common stock, representing approximately 19.2% of the outstanding Liberty common stock (assuming no New Holdco common units and shares of Liberty preferred stock were redeemed in exchange for shares of Liberty common stock), or approximately 12.8% of the outstanding Liberty common stock (assuming all New Holdco common units and shares of Liberty preferred stock were redeemed in exchange for shares of Liberty common stock).

The merger and related transactions are described in more detail in this offer to purchase, which is being distributed to all holders of Liberty common stock. Liberty urges you to read carefully this entire offer to purchase before you decide whether to tender or refrain from tendering your shares of Liberty common stock.

As of July 26, 2019, 16,197,495 shares of Liberty common stock were issued and outstanding, of which approximately 4,158,484 shares were held by the Vintage Group and 3,105,728 shares were held by B. Riley and certain of its affiliates. As of July 26, 2019, assuming all New Holdco common units and all shares of Liberty preferred stock were redeemed in exchange for shares of Liberty common stock, there would be 24,280,828 shares of Liberty common stock issued and outstanding, of which approximately 8,986,095 shares would be held by the Vintage Group. The Liberty common stock is traded on the OTC Market under the symbol “TAXA.” Following the merger and the completion of the offer, Liberty intends to use its reasonable efforts to apply to list the Liberty common stock on Nasdaq.

The transactions contemplated by the business combination agreement are intended as the first step in a strategic transformation of Liberty.  Under the direction of the Board, Liberty intends to evaluate the acquisition of or investment in other franchise-oriented or complementary businesses, including businesses that are not presently subject to franchising arrangements but that have the potential to be franchised in the future.  In recognition of the anticipated shift in its strategic direction, Liberty intends to change its name to Franchise Group, Inc.  and will file the Liberty charter amendments (as defined in Section 10) to effect such name change.

On July 10, 2019, the last full trading day before announcement of the merger and the offer, the last reported sale price of Liberty common stock was $9.70 per share. On July 29, 2019, the most recent practicable date prior to the printing of this offer to purchase, the last reported sale price of Liberty common stock was $11.85 per share. YOU ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR YOUR SHARES OF LIBERTY COMMON STOCK.

You have until 5:00 p.m., New York City time, on August 29, 2019, to accept the offer, unless the offer is extended. Tenders of Liberty common stock may be withdrawn at any time prior to the expiration date. If your shares are held by a broker, dealer, commercial bank, trust company or other nominee, they may have an earlier deadline by which you must accept the offer.

THE SPECIAL COMMITTEE AND THE BOARD HAVE APPROVED THE OFFER. HOWEVER, NEITHER LIBERTY, THE BOARD NOR THE SPECIAL COMMITTEE MAKES ANY RECOMMENDATION TO YOU AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING YOUR SHARES OF LIBERTY COMMON STOCK. YOU MUST MAKE YOUR OWN DECISION AS TO WHETHER TO TENDER YOUR SHARES OF LIBERTY COMMON STOCK AND, IF SO, HOW MANY SHARES OF LIBERTY COMMON STOCK TO TENDER. LIBERTY’S DIRECTORS AND EXECUTIVE OFFICERS, OTHER THAN THOSE AFFILIATED WITH THE VINTAGE GROUP (WHICH HOLDS APPROXIMATELY 4,158,484 SHARES OF LIBERTY COMMON STOCK AS OF JULY 10, 2019, OR APPROXIMATELY 8,986,095 SHARES OF LIBERTY COMMON STOCK ASSUMING THE VINTAGE GROUP WERE TO REDEEM ALL OF THEIR NEW HOLDCO COMMON UNITS AND SHARES OF LIBERTY PREFERRED STOCK IN EXCHANGE FOR SHARES OF LIBERTY COMMON STOCK) AND B. RILEY AND CERTAIN OF ITS AFFILIATES (WHICH HOLD 3,105,728 SHARES OF LIBERTY COMMON STOCK AS OF JULY 10, 2019), BENEFICIALLY OWN 109,389 SHARES OF LIBERTY COMMON STOCK.

Tendering stockholders who hold shares registered in their own name and who tender their shares directly to the depositary will not be obligated to pay brokerage commissions, solicitation fees or, subject to Instruction 6 of the letter of transmittal, stock transfer taxes on the purchase of shares by Liberty in the offer. Stockholders holding shares through brokers, dealers, commercial banks, trust companies or other nominees are urged to consult such nominees to determine whether transaction costs may apply if stockholders tender shares through such nominees and not directly to the depositary. HOWEVER, ANY TENDERING STOCKHOLDER OR OTHER PAYEE WHO FAILS TO COMPLETE, SIGN AND RETURN TO THE DEPOSITARY THE IRS FORM W-9 THAT IS INCLUDED AS PART OF THE LETTER OF TRANSMITTAL MAY BE SUBJECT TO REQUIRED UNITED STATES FEDERAL INCOME TAX BACKUP WITHHOLDING OF 24% OF THE GROSS PROCEEDS PAYABLE TO THE TENDERING STOCKHOLDER OR OTHER PAYEE PURSUANT TO THE OFFER. ADDITIONAL WITHHOLDING MAY APPLY ON PAYMENTS TO NON-U.S. HOLDERS (AS DEFINED IN SECTION 17). See Sections 3 and 17 and Instruction 6 of the letter of transmittal.

Liberty will pay all fees and expenses incurred in connection with the offer by Equiniti, the information agent and the depositary for the offer. See Section 18.

THE OFFER

1.	Terms of the Offer; Expiration Date

Upon the terms and subject to the conditions of the offer set forth in this offer to purchase, Liberty will purchase up to all outstanding shares of Liberty common stock (although the Vintage Group and B. Riley and certain of its affiliates have entered into agreements with Liberty under which they agreed that, among other things, they would not tender any shares of Liberty common stock in the offer), properly tendered (and not properly withdrawn) prior to the expiration date at a purchase price of $12.00 per share, in cash and without interest and less any applicable withholding taxes.

The term “expiration date” means 5:00 p.m., New York City time, on August 29, 2019, unless Liberty extends the period of time during which the offer will remain open, in which event “expiration date” means the latest time and date at which the offer, as extended by Liberty, will expire. See Section 6 for a description of Liberty’s right to extend, delay, terminate or amend the offer.

Liberty is obligated to commence the offer pursuant to the terms of the business combination agreement. Liberty’s obligation to purchase Liberty common stock properly tendered in the offer is conditioned upon the satisfaction of the conditions set forth in this offer to purchase. See Section 5.

Liberty will promptly return any tendered shares of Liberty common stock at its expense if the conditions to the offer are not met. This offer to purchase and the related letter of transmittal will be mailed to the holders of record of Liberty common stock on August 1, 2019, and will be furnished to brokers, banks and similar persons whose names, or the names of whose nominees, appear on Liberty’s stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of shares.

2.	Acceptance for Payment and Payment

Upon the terms and subject to the conditions of the offer (including if the offer is extended or amended, the terms and conditions of any such extension or amendment) and applicable law, Liberty will accept for payment (and thereby purchase) all shares of Liberty common stock properly tendered (and not properly withdrawn) under the offer on or prior to the expiration date. Liberty will purchase and pay $12.00 per share, in cash and without interest and less any applicable withholding taxes, for all shares of Liberty common stock properly tendered (and not properly withdrawn), as soon as practicable after the expiration date.

Liberty will pay for the shares of Liberty common stock purchased by depositing the aggregate purchase price for the Liberty common stock with the depositary. The depositary will act as your agent for the purpose of receiving payment from Liberty and transmitting payment to you.

Liberty expressly reserves the right, subject to Rule 13e-4(f)(5) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to delay acceptance for payment of the Liberty common stock in order to comply, in whole or in part, with any applicable law. See Section 6.

In all cases, payment of the purchase price by the depositary for Liberty common stock accepted for payment (and thereby purchased) under the offer will be made only after timely receipt by the depositary of:

•	certificates representing your shares of Liberty common stock or timely confirmation of a book-entry transfer of your shares or Liberty common stock into the depositary’s account at the Depository Trust Company (“DTC”),

•	a properly completed and duly executed letter of transmittal (or a manually signed facsimile thereof), and

•	any other documents required by the letter of transmittal.

For a description of the procedures for tendering your shares of Liberty common stock under the offer, see Section 3.

For purposes of the offer, properly tendered shares of Liberty common stock (or defectively tendered shares of Liberty common stock for which Liberty has waived the applicable defect) will be deemed to have been accepted for payment by Liberty if, as and when it gives written notice thereof to the depositary.

If the offer is terminated or withdrawn, or your shares of Liberty common stock are not accepted for payment, the purchase price will not be paid or payable. If any tendered shares of Liberty common stock are not accepted for payment under the offer for any reason, or certificates are submitted evidencing more shares of Liberty common stock than are tendered, your shares of Liberty common stock not accepted for payment will be returned, without expense, to you (or, in the case of shares of Liberty common stock tendered by book-entry transfer, the shares of Liberty common stock will be credited to the account maintained at DTC from which the shares of Liberty common stock were delivered), unless otherwise requested by you under the heading “Special Delivery Instructions” in the letter of transmittal, promptly after the expiration date, termination or withdrawal of the offer.

Under no circumstances will Liberty pay interest on the purchase price, including, without limitation, by reason of any delay in making a payment for shares of Liberty common stock tendered in the offer.

Liberty will pay all stock transfer taxes, if any, payable on the transfer to it of shares of Liberty common stock purchased pursuant to the offer. If, however, payment of the purchase price is to be made to, or (in the circumstances permitted by the offer) unpurchased shares are to be registered in the name of, any person other than the registered holder thereof, or if tendered certificates are registered in the name of any person other than the person signing the letter of transmittal, the amount of all stock transfer taxes, if any (whether imposed on the registered holder, the other person or otherwise), payable on account of the transfer to the person will be deducted from the purchase price unless satisfactory evidence of the payment of the stock transfer taxes, or exemption from payment of the stock transfer taxes, is submitted to Liberty. See Instruction 6 of the letter of transmittal.

If you or your designated payee fail to complete fully, sign and return to the depositary the IRS Form W-9 included with the letter of transmittal, you may be subject to required backup federal income tax withholding of 24% of the gross proceeds paid to you or your designated payee pursuant to the offer. See Sections 3 and 17 and Instruction 8 of the letter of transmittal. Additional withholding may apply on payments to Non-U.S. Holders (as defined in Section 17). You are urged to consult your own tax advisors regarding the application of United States federal income tax withholding, including eligibility for a withholding tax reduction or exemption, and the refund procedure.

3.	Procedures for Tendering SHARES OF Liberty Common Stock

In order to receive payment of the purchase price for your shares of Liberty common stock, you must tender your shares of Liberty common stock prior to the expiration date. If your shares are held by a broker, dealer, commercial bank, trust company or other nominee, they may have an earlier deadline by which you must accept the offer.

The method of delivery of your shares of Liberty common stock and letter of transmittal, any required signature guarantees and all other required documents, including delivery through DTC, is at your election and risk. Except as otherwise provided in the letter of transmittal, delivery will be deemed made only when actually received by the depositary. If delivery is by mail, Liberty suggests that you use properly insured, registered mail with return receipt requested, and that the mailing be made sufficiently in advance of the expiration date.

TENDERS OF SHARES OF LIBERTY COMMON STOCK. Your tender of shares of Liberty common stock (and subsequent acceptance by Liberty) by one of the procedures set forth below will constitute a binding agreement between you and Liberty in accordance with the terms and subject to the conditions set forth in this offer to purchase, the letter of transmittal and, if applicable, the notice of guaranteed delivery.

TENDERS OF SHARES OF LIBERTY COMMON STOCK HELD IN PHYSICAL FORM. To effectively tender shares of Liberty common stock held in physical form, you must complete and sign the enclosed letter of transmittal (or a facsimile thereof) in accordance with the instructions in this offer to purchase, have your signature guaranteed if required by Instructions 1 and 5 of the letter of transmittal and send or deliver your manually signed letter of transmittal (or manually signed facsimile thereof), together with the certificates evidencing your shares of Liberty common stock being tendered and any other required documents, to the depositary at one of the addresses set forth on the back cover of this offer to purchase, and you must ensure that the certificates representing such shares of Liberty common stock are received by the depositary at one of those addresses on or prior to the expiration date.

Letters of transmittal and certificates representing shares of Liberty common stock should be sent only to the depositary and should not be sent to Liberty.

If your shares of Liberty common stock are registered in the name of a person other than the signatory to the letter of transmittal, then, in order to tender such shares of Liberty common stock under the offer, such shares of Liberty common stock must be endorsed or accompanied by appropriate stock powers signed exactly as the registered holder’s name appears on the shares of Liberty common stock, with the signature on the shares of Liberty common stock or stock powers guaranteed as provided below. If these procedures are followed by a beneficial owner tendering shares of Liberty common stock on or prior to the expiration date, the registered holder of such shares of Liberty common stock must sign a valid proxy as set forth in the letter of transmittal.

TENDER OF SHARES OF LIBERTY COMMON STOCK HELD THROUGH A CUSTODIAN. If your shares of Liberty common stock are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender such shares of Liberty common stock and deliver a letter of transmittal, you should contact such broker, dealer, commercial bank, trust company or other nominee promptly and instruct him or her or it to tender your shares of Liberty common stock and deliver a letter of transmittal on your behalf. A letter of instructions is enclosed in the solicitation materials provided along with this offer to purchase which may be used by you to instruct such broker, dealer, commercial bank, trust company or other nominee to tender your shares of Liberty common stock. Such broker, dealer, commercial bank, trust company or other nominee may have a deadline earlier than the expiration date by which you must accept the offer.

TENDER OF LIBERTY COMMON STOCK HELD THROUGH DTC. To effectively tender shares of Liberty common stock that are held through DTC, if you are a DTC participant, you should properly complete and duly execute the letter of transmittal (or a facsimile thereof), together with any other documents required by the letter of transmittal, and mail or deliver the letter of transmittal and those other documents to the depositary at one of the addresses set forth on the back cover of this offer to purchase.

Delivery of tendered shares of Liberty common stock must be made to the depositary subject to the book-entry delivery procedures set forth below, or you must comply with the guaranteed delivery procedures set forth below.

Except as provided below, unless the shares of Liberty common stock being tendered are deposited with the depositary on or prior to the expiration date, Liberty may, at its option, treat that tender as defective for purposes of the right to receive payment. Purchases of shares of Liberty common stock will be made only against deposit of the tendered shares of Liberty common stock and delivery of any other required documents.

BOOK-ENTRY DELIVERY PROCEDURES. The depositary will establish an account with respect to the shares of Liberty common stock at DTC for purposes of the offer within three business days after the date of this offer to purchase. Any financial institution that is a participant in DTC may make book-entry delivery of shares of Liberty common stock by causing DTC to transfer such shares of Liberty common stock into the depositary’s account in accordance with DTC’s procedures for that transfer.

Although delivery of shares of Liberty common stock may be effected through book-entry transfer into the depositary’s account at DTC, the manually signed letter of transmittal (or a manually signed facsimile thereof) together with any required signature guarantees or an agent’s message (as described below) and any other required documents must, in any case, be transmitted to and received by the depositary at one or more of its addresses set forth on the back cover of this offer to purchase on or prior to the expiration date. Delivery of documents to DTC does not constitute delivery to the depositary.

The confirmation of a book-entry transfer into the depositary’s account at DTC as described above is referred to in this offer to purchase as a “book-entry confirmation.” The term “agent’s message” means a message transmitted by DTC to, and received by, the depositary and forming a part of the book-entry confirmation, which states that DTC has received an express acknowledgment from a DTC participant that such participant has received the letter of transmittal and agrees to be bound by the terms of the letter of transmittal.

SIGNATURE GUARANTEES. Signatures on all letters of transmittal must be guaranteed by a recognized participant in the Securities Transfer Agents Medallion Program, unless your shares of Liberty common stock are tendered and delivered:

•	by a registered holder of shares of Liberty common stock (or by a participant in DTC whose name appears on a security position listing as the owner of such shares of Liberty common stock) who has not completed any of the boxes entitled “Special Payment Instructions” on the letter of transmittal, or

•	for the account of a member firm of a registered national securities exchange, a member of the National Association of Securities Dealers, Inc., or a commercial bank or trust company having an office or correspondent in the United States (which entities, including any recognized participant in the Securities Transfer Medallion Program, Liberty refers to as “eligible institutions”).

If your shares of Liberty common stock are registered in the name of a person other than the signatory to the letter of transmittal or if shares of Liberty common stock not accepted for payment or not tendered is to be returned to a person other than the registered holder, then the signature on the letter of transmittal accompanying the tendered shares of Liberty common stock must be guaranteed. See Instructions 1 and 5 of the letter of transmittal.

MUTILATED, LOST, STOLEN OR DESTROYED CERTIFICATES. If you desire to tender shares of Liberty common stock but the certificate(s) evidencing such shares of Liberty common stock have been mutilated, lost, stolen or destroyed, you should contact the depositary to receive information about the procedures for obtaining one or more replacement certificates for such shares of Liberty common stock at one of the addresses set forth on the back cover of this offer to purchase. To expedite this process, call EQ Shareowner Services at (800) 468-9716.

GUARANTEED DELIVERY. If you want to tender shares of Liberty common stock under the offer prior to the expiration date and:

•	your certificate(s) representing such shares of Liberty common stock are not immediately available,

•	time will not permit your letter of transmittal, the certificates representing your Liberty common stock and all other required documents to reach the depositary on or prior to the expiration date or

•	the procedures for book-entry transfer (including delivery of an agent’s message) cannot be completed on or prior to the expiration date,

you may nevertheless tender your shares of Liberty common stock with the effect that your tender will be deemed to have been received on or prior to the expiration date if all of the following conditions are satisfied:

•	the tender is made by or through an eligible institution;

•	a properly completed and duly executed notice of guaranteed delivery or an agent’s message with respect to guaranteed delivery that is accepted by Liberty is received by the depositary on or prior to the expiration date as provided below; and

•	the certificates for the tendered shares of Liberty common stock, in proper form for transfer (or a book-entry confirmation of the transfer of such shares of Liberty common stock into the depositary’s account at DTC as described above), together with a letter of transmittal (or a facsimile thereof) that is properly completed and duly executed, with any signature guarantees and any other documents required by the letter of transmittal, or a properly transmitted agent’s message, are received by the depositary within two business days after the date of execution of the notice of guaranteed delivery.

The notice of guaranteed delivery may be sent by hand delivery, facsimile transmission or mail to the depositary and must include a guarantee by an eligible institution in the form set forth in the notice of guaranteed delivery. The payment for shares of Liberty common stock tendered under the guaranteed delivery procedures will be the same as for shares of Liberty common stock delivered to the depositary prior to the expiration date, even if the shares of Liberty common stock to be delivered subject to the guaranteed delivery procedures are not so delivered to the depositary, and therefore payment by the depositary on account of such shares of Liberty common stock is not made, until after the expiration date.

UNITED STATED FEDERAL BACKUP WITHHOLDING. Under the United States federal income tax backup withholding rules, 24% of the gross proceeds payable to a tendering U.S. Holder (as defined in Section 17) or other U.S. payee pursuant to the offer must be withheld and remitted to the United States Treasury unless the U.S. Holder or other U.S. payee provides his or her correct taxpayer identification number (employer identification number or Social Security number) to the depositary or other applicable withholding agent, certifies as to no loss of exemption from backup withholding and complies with applicable requirements of the backup withholding rules, or such U.S. Holder or other U.S. payee is otherwise exempt from backup withholding. Therefore, unless an exemption exists and is proven in a manner satisfactory to the depositary or other applicable withholding agent, each tendering U.S. Holder should complete and sign the IRS Form W-9 included as part of the letter of transmittal so as to provide the information and certification necessary to avoid backup withholding.

In addition, in order for a Non-U.S. Holder (as defined in Section 17) to avoid backup withholding, the Non-U.S. Holder must submit an applicable IRS Form W-8, signed under penalties of perjury and attesting to such holder’s exempt status, or other acceptable certification. Non-U.S. Holders can obtain the applicable IRS Form W-8 from the depositary or from the IRS’s website.

you are urged to consult your own tax advisors regarding information reporting, backup withholding any other potential withholding tax that may apply, and the procedure for obtaining any applicable exemption.

UNITED STATES FEDERAL INCOME TAX WITHHOLDING ON NON-U.S. HOLDERS. Even if a Non-U.S. Holder (as defined in Section 17) has provided the required certification to avoid backup withholding, gross proceeds payable pursuant to the offer to the Non-U.S. Holder or his, her or its agent may be subject to withholding of United States federal income tax at a rate of 30%, unless the depositary or another withholding agent determines that an exemption from, or a reduced rate of, withholding tax is available, a properly completed and executed applicable IRS Form W-8 (or other acceptable certification) is provided to the depositary or withholding agent and other requirements are met. Such forms can be obtained from the depositary or from the IRS’s website. See Section 17 for a discussion of certain material United States federal income tax consequences to Non-U.S. Holders.

Non-U.S. Holders are urged to consult their tax advisors regarding the application of United States federal income tax withholding, including eligibility for a withholding tax reduction or exemption, and the refund procedure.

DETERMINATION OF VALIDITY. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tendered shares of Liberty common stock subject to any of the procedures described above will be determined by Liberty, in its reasonable discretion (which determination shall be final and binding).

Liberty reserves the right to reject any or all tenders of any shares of Liberty common stock that it determines not to be in proper form or if the acceptance for tender of such shares of Liberty common stock may, in the opinion of its counsel, be unlawful. Liberty also reserves the right to waive any of the conditions of the offer or any defect or irregularity in any tender of your shares of Liberty common stock, whether or not similar defects or irregularities are waived in the case of other holders of shares of Liberty common stock.

Liberty’s interpretation of the terms and conditions of the offer (including the letter of transmittal and the instructions thereto) will be final and binding. Neither Liberty, the depositary, the information agent nor any other person will be under any duty to give notification of any defects or irregularities in tenders or will incur any liability for failure to give any such notification. If Liberty waives its right to reject a defective tender of shares of Liberty common stock, you will be entitled to payment for your shares.

4.	Withdrawal Rights

Except as otherwise provided in this Section 4, tenders of shares of Liberty common stock pursuant to the offer are irrevocable. You may withdraw your tender of shares of Liberty common stock at any time on or prior to the expiration date, but payment of the purchase price will not be payable on such withdrawn shares of Liberty common stock.

Tenders of shares of Liberty common stock may be properly withdrawn if the offer is terminated without any shares of Liberty common stock being purchased thereunder. In this case, the shares of Liberty common stock tendered under the offer will be promptly returned to you.

For a withdrawal of tendered shares of Liberty common stock to be effective, a written notice of withdrawal must be received by the depositary on or prior to the expiration date at one of the addresses set forth on the back cover of this offer to purchase. Any such notice of withdrawal must:

•	specify the name of the person who tendered the shares of Liberty common stock to be withdrawn;

•	contain the description of the shares of Liberty common stock to be withdrawn and identify the certificate number or numbers shown on the particular certificates evidencing such shares of Liberty common stock (unless such shares of Liberty common stock were tendered by book-entry transfer); and

•	be signed in the same manner as the original signature on the letter of transmittal by which such shares of Liberty common stock were tendered (including any required signature guarantees), or be accompanied by evidence sufficient to the depositary that the person withdrawing the tender has succeeded to the beneficial ownership of such shares of Liberty common stock.

If the shares of Liberty common stock to be withdrawn have been delivered or otherwise identified to the depositary, a signed notice of withdrawal is effective immediately upon written notice of that withdrawal even if physical release is not yet effected. Any permitted withdrawal of shares of Liberty common stock may not be rescinded, and any shares of Liberty common stock properly withdrawn will thereafter be deemed not properly tendered for purposes of the offer. Withdrawn shares of Liberty common stock may, however, be re-tendered by again following one of the appropriate procedures described in this offer to purchase at any time on or prior to the expiration date.

If Liberty extends the offer or if for any reason the acceptance for tender of shares of Liberty common stock is delayed or if Liberty is unable to accept the tender of shares of Liberty common stock under the offer, then, without prejudice to Liberty’s rights under the offer, tendered shares of Liberty common stock may be retained by the depositary on Liberty’s behalf and may not be withdrawn (subject to Rule 13e-4(f)(5) under the Exchange Act, which requires that an offeror pay the consideration offered or return the securities deposited by or on behalf of the investor promptly after the termination or withdrawal of a tender offer), except as otherwise provided in this section. All questions as to the validity, form and eligibility (including time of receipt) of notices of withdrawal will be determined by Liberty, in its reasonable discretion (which determination shall be final and binding). Neither Liberty, the depositary, the information agent nor any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal, or incur any liability for failure to give any such notification.

5.	Conditions to the Offer

Notwithstanding any other provisions of the offer and in addition to (and not in limitation of) Liberty’s rights to extend and/or amend the offer, Liberty shall not be required to accept for payment, and may delay the acceptance for payment of, any tendered shares of Liberty common stock, in each event subject to Rule 13e-4(f)(5) under the Exchange Act, and may terminate the offer, in the event that, at or prior to the expiration date, any governmental authority shall have issued an order or injunction or taken any other action enjoining or otherwise prohibiting the consummation of the offer which shall continue to exist as of immediately prior to the expiration of the offer.

The foregoing condition is for Liberty’s sole benefit and Liberty may assert such condition in its reasonable discretion, regardless of the circumstances giving rise to such condition (including any action or inaction by Liberty) and Liberty may waive such condition, in whole or in part, at any time and from time to time, in its reasonable discretion, whether any other condition of the offer is also waived. Liberty’s failure at any time to exercise any of the foregoing rights will not be deemed a waiver of any other right and each right will be deemed an ongoing right which may be asserted at any time and from time to time.

6.	Extension of the Offer; Termination; Amendment

Subject to applicable securities laws and the terms and conditions of the offer and compliance with the terms of the business combination agreement, Liberty also reserves the right, on or prior to the expiration date to:

•	waive any and all conditions to the offer;

•	extend or terminate the offer; or

•	otherwise amend the offer in any respect.

Any extension, amendment or termination will be followed promptly by a public announcement. The announcement will be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date. Without limiting the manner in which any public announcement may be made, Liberty will have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a release to the Dow Jones News Service. During any extension, all shares of Liberty common stock that had previously been tendered and not withdrawn will remain tendered, subject to the right of a tendering stockholder to withdraw such tendered shares.

If Liberty makes a material change in the terms of the offer or the information concerning the offer or waives a material condition of the offer, Liberty will disseminate additional offer materials and extend the offer to the extent required by law. In addition, Liberty may, if it deems appropriate, extend the offer for any other reason permitted by the terms and conditions of the offer and the business combination agreement. If the consideration to be paid in the offer is increased or decreased or the number of shares of Liberty common stock subject to the offer is decreased, the offer will remain open at least ten business days after the date Liberty first gives notice to you, by public announcement or otherwise, of such increase or decrease. For purposes of the offer, a “business day” means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

After the expiration of the offer, Liberty may, in its sole discretion, but is not obligated to, provide a subsequent offering period in accordance with the requirements of Rule 14d-11 of the Exchange Act. Liberty does not currently intend to provide a subsequent offering period, although it reserves the right to do so. If Liberty elects to include or extend a subsequent offering period, it will make a public announcement of such inclusion or extension no later than 9:00 a.m., New York City time, on the next business day after the expiration date or date of termination of any prior subsequent offering period.

7.	Price range of shares; dividends

The Liberty common stock is listed on the OTC Market under the symbol “TAXA.” The table below sets forth, for the calendar quarters indicated, the reported high and low sales prices per share of Liberty common stock.

	2018
	Sales Price
	High	Low
First Quarter	$15.00	$10.88
Second Quarter	14.70	11.75
Third Quarter	14.00	9.90
Fourth Quarter	10.80	7.75
	2019
	Sales Price
	High	Low
First Quarter	$12.05	$8.92
Second Quarter	12.50	9.25
Third Quarter (through July 29, 2019)	11.95	9.70

Beginning in April 2015 through July 2018, Liberty announced a $0.16 per share quarterly cash dividend. Liberty has not declared a dividend since July 2018 and may not continue to pay cash dividends in the future. The payment of dividends will be at the discretion of the Board and will depend, among other things, on Liberty’s earnings, capital requirements, and financial condition. Liberty’s ability to pay dividends will also be subject to compliance with financial covenants that are contained in its credit facilities and may be restricted by any future indebtedness that incurred or issuances of preferred stock. In addition, applicable law requires Liberty’s Board to determine that Liberty has adequate surplus prior to the declaration of dividends. Liberty cannot provide an assurance that it will pay dividends at any specific level or at all in the future.

The following table sets forth the last sales prices per share of Liberty common stock as reported on the OTC Market on (1) July 10, 2019, the last full trading day prior to the public announcement of the entry into the business combination agreement, and (2) July 29, 2019, the most recent practicable date prior to the printing of this offer to purchase.

Closing Price
July 10, 2019	$9.70
July 29, 2019	$11.85

YOU ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR YOUR SHARES OF LIBERTY COMMON STOCK.

8.	Source and amount of funds

Assuming that Liberty purchases the maximum 8,933,283 shares of Liberty common stock in the offer at a purchase price of $12.00 per share (such shares representing all outstanding shares of Liberty common stock other than shares of Liberty common stock held by the Vintage Group and B. Riley and certain of its affiliates, who have agreed not to tender their shares of Liberty common stock in the offer), Liberty expects the maximum aggregate cost of the offer, including all fees and expenses applicable to the offer, will be approximately $107 million. Liberty anticipates that the funds necessary to purchase shares of Liberty common stock tendered in the offer and to pay the related fees and expenses will come from Liberty’s cash on hand and the proceeds of the equity and debt financing described below. As of July 25, 2019, Liberty had approximately $30.9 million of cash and cash equivalents and New Holdco had approximately $55.15 million of cash and cash equivalents. The offer is not subject to Liberty’s receipt of the equity or debt financing described below or any other additional financing.

EQUITY FINANCING

Concurrently with the completion of the merger, Liberty entered into a subscription agreement (the “closing subscription agreement”) with Tributum, L.P. (“Tributum”), a member of the Vintage Group. Pursuant to the closing subscription agreement, concurrently with the completion of the merger, Liberty sold Tributum approximately 2,083,333 shares of Liberty common stock at a purchase price of $12.00 per share, or $25 million in the aggregate. In addition, concurrently with the completion of the merger, Liberty entered into another subscription agreement with Tributum (the “post-closing subscription agreement” and, together with the closing subscription agreement, the “subscription agreements”) pursuant to which Tributum committed to purchase from Liberty additional shares of Liberty common stock at a purchase price of $12.00 per share. The number of shares of Liberty common stock, if any, to be purchased pursuant to the post-closing subscription agreement will be determined based on the number of shares of Liberty common stock tendered in the offer (among other factors), and such amount will be equal to the amount of shares of Liberty common stock necessary for the aggregate purchase price received by Liberty to be sufficient to complete the offer after applying the proceeds from the closing subscription agreement, the Liberty revolving credit agreement and the Buddy’s credit agreement. The purchase price under the post-closing subscription Agreement will not exceed $40 million in the aggregate.

The foregoing description of the subscription agreements is not complete and is qualified in its entirety to the complete text of the subscription agreements, copies of which are filed as Exhibits 10.10 and 10.11 to Liberty’s Current Report on Form 8-K filed with the SEC on July 11, 2019, and are incorporated herein by reference.

DEBT FINANCING

Buddy’s Term Loan

Concurrently with the completion of the merger, Buddy’s and Buddy’s Franchising and Licensing, LLC, a wholly-owned subsidiary of Buddy’s (together with Buddy’s, the “Buddy’s borrowers”), each as borrowers, entered into a credit agreement (the “Buddy’s credit agreement”) with various lenders from time to time party thereto and Kayne Solutions Fund, L.P., as administrative agent and as collateral agent. The Buddy’s credit agreement provides for an $82.0 million first priority senior secured term loan (the “Buddy’s term loan”), which was funded upon the completion of the merger. The Buddy’s borrowers’ obligations under the Buddy’s credit agreement are guaranteed by the direct parent company of Buddy’s and are required to be guaranteed by each of Buddy’s direct and indirect subsidiaries that may be formed after the date of the Buddy’s credit agreement. The obligations of the Buddy’s borrowers and any guarantors under the Buddy’s credit agreement are secured on a first priority basis by substantially all of the assets of the Buddy’s borrowers and the guarantors. Approximately $25 million of the Buddy’s term loan was used on the closing date of the merger to prepay and terminate the outstanding revolving credit facility of Buddy’s and certain other persons with Texas Capital Bank, National Association, resulting in net proceeds that remain on the balance sheet of New Holdco of approximately $55.15 million.

The Buddy’s term loan will mature on July 10, 2024. The Buddy’s term loan will, at the option of the Buddy’s borrowers, bear interest at either (i) a rate per annum based on LIBOR for an interest period of one, two, three or six months, plus an interest rate margin of 8.0% (a “LIBOR loan”) with a 1.50% LIBOR floor, or (ii) an alternate base rate determined as provided in the Buddy’s credit agreement, plus an interest rate margin of 7.0% (an “ABR loan”) with a 2.50% alternate base rate floor. Interest on LIBOR loans is payable in arrears at the end of each applicable interest period (and, with respect to a six-month interest period, three months after commencement of the interest period), and interest on ABR loans is payable in arrears on the first day of each fiscal quarter. If the consolidated leverage ratio of Buddy’s and its subsidiaries exceeds certain thresholds set forth in the Buddy’s credit agreement, the Buddy’s borrowers will also be required to pay an additional 2.0% interest on the Buddy’s term loan, to be paid-in-kind.

The Buddy’s borrowers are required to repay the Buddy’s term loan in equal quarterly installments of $1,025,000 on the first day of each fiscal quarter, commencing on October 1, 2019. The Buddy’s borrowers are required to prepay the Buddy’s term loan with 75% of consolidated excess cash flow on an annual basis and with the net cash proceeds of certain other customary events. All voluntary prepayments and certain customary mandatory prepayments of the Buddy’s term loan are subject to a prepayment penalty. Prior to the first anniversary of the closing date of the Buddy’s term loan, the prepayment penalty is a make-whole premium on the portion of the Buddy’s term loan so prepaid. Thereafter, the amount of the prepayment penalty on the portion of the Buddy’s term loan so prepaid is (a) 3.0%, from the first anniversary of the closing date through (but not including) the second anniversary of the closing date, (b) 2.0%, from the second anniversary of the closing date through (but not including) the third anniversary of the closing date, and (c) 1.0%, from the third anniversary of the closing date through (but not including) the fourth anniversary of the closing date. The Buddy’s borrowers may also be required to pay LIBOR breakage and redeployment costs in certain limited circumstances.

The Buddy’s credit agreement includes customary affirmative, negative and financial covenants binding on the Buddy’s borrowers and the guarantors (collectively, the “Buddy’s loan parties”), including delivery of financial statements and other reports. The negative covenants limit the ability of the Buddy’s Loan Parties, among other things, to incur debt, incur liens, make investments, sell assets, pay dividends on their capital stock and enter into transactions with affiliates. The financial covenants set forth in the Buddy’s credit agreement include a maximum consolidated leverage ratio and a minimum consolidated fixed charge coverage ratio, in each case with respect to Buddy’s and its subsidiaries, to be tested at the end of each fiscal quarter (other than, with respect to the minimum consolidated fixed charge coverage ratio, the fiscal quarter ending September 30, 2019), and a requirement that the minimum consolidated liquidity of Buddy’s and its subsidiaries must not be less than $1.0 million at any time. In addition, the Buddy’s credit agreement includes customary events of default, the occurrence of certain of which may require that the Buddy’s borrowers pay an additional 2.0% interest on the Buddy’s term loan.

The foregoing description of the Buddy’s credit agreement is not complete and is qualified in its entirety to the complete text of the Buddy’s credit agreement, a copy of which is filed as Exhibit 10.8 to Liberty’s Current Report on Form 8-K filed with the SEC on July 11, 2019, and is incorporated herein by reference.

Liberty Revolving Credit Agreement

Concurrently with the completion of the merger, Liberty, as the original borrower, each of Liberty’s direct and indirect subsidiaries that are guarantors under the Liberty revolving credit agreement, Franchise Group Intermediate L 1, LLC, an indirect wholly-owned subsidiary of Liberty (“Holdings”), as a guarantor, and Franchise Group Intermediate L 2, LLC, an indirect wholly-owned subsidiary of Liberty (“New Borrower”), as the replacement borrower, entered into a Second Amendment to Credit Agreement and Assumption Agreement (the “Second Amendment”) with Citizen Bank, N.A., as administrative agent (“Citizen”), and the several banks and other financial institutions party thereto (the “Liberty lenders”), which amends that certain Credit Agreement, dated as of May 16, 2019, by and among Liberty, Citizen and the Liberty lenders (the “Liberty revolving credit agreement”). The Second Amendment amended the Liberty revolving credit agreement to release Liberty as the borrower under the Liberty revolving credit agreement and replace in its capacity New Borrower, with New Borrower assuming all of the obligations, indebtedness and liabilities of Liberty under and in respect of the Secured Obligations (as defined in the Liberty revolving credit agreement) and with Holdings becoming a Guarantor (as defined in the Liberty revolving credit agreement) of the Secured Obligations. The Second Amendment also added a negative covenant to the Liberty revolving credit agreement prohibiting Liberty from incurring certain types of indebtedness until the Termination Date (as defined in the Liberty revolving credit agreement).

Up to $5 million may be drawn under the Liberty revolving credit agreement for purposes of paying fees and expenses incurred in connection with the transactions contemplated by the business combination agreement.

The foregoing description of the Second Amendment is not complete and is qualified in its entirety by reference to the complete text of the Second Amendment, a copy of which is filed as Exhibit 10.7 to Liberty’s Current Report on Form 8-K filed with the SEC on July 11, 2019, and is incorporated herein by reference.

9.	Background of the Offer

On November 28, 2018, Liberty announced that it had received an unsolicited and non-binding proposal from an unaffiliated private equity fund (“Party A”) to acquire all of the outstanding shares of Liberty common stock for $13.00 per share. In response to Party A’s proposal, the Board publicly announced its intention to commence a review of strategic alternatives and solicit other potentially interested parties regarding an acquisition of Liberty.

Also on November 28, 2018, the Board established a transaction committee (the “Transaction Committee”) of the Board to assist and oversee the management of Liberty in the day-to-day discussions and negotiations with Party A in respect of its proposal and the consideration and pursuit of other strategic alternatives and, if applicable, assist and oversee the management of Liberty in the day-to-day discussions and negotiations in respect of any proposal or indication of interest received by Liberty from other potential acquirers. The Transaction Committee consisted of directors Andrew M. Laurence, Patrick A. Cozza and Bryant R. Riley.

On December 5, 2018, the Transaction Committee engaged a financial advisor to assist it with, among other things, evaluating Party A’s proposal, reviewing Liberty’s strategic alternatives and soliciting other potentially interested parties regarding an acquisition of Liberty.

On December 10, 2018, Party A entered into a non-disclosure agreement with Liberty and was subsequently provided with a confidential information memorandum.

Beginning in late December 2018 and continuing through February 2019, the Transaction Committee met numerous times and the Transaction Committee’s financial advisor solicited acquisition proposals from approximately 29 potential bidders, which included financial sponsors and potential strategic acquirers and also included one potential bidder that had contacted the Transaction Committee’s financial advisor following Liberty’s November 28, 2018, public announcement that it was considering strategic alternatives. 11 of the potential bidders, including Party B and Party C, discussed below, executed a non-disclosure agreement with Liberty and received a confidential information memorandum.

On January 26, 2019, Party A submitted a revised indication of interest that lowered its proposed purchase price from $13.00 per share to $12.00 per share. It was also conditioned upon Liberty entering into an exclusivity agreement and an agreement to reimburse Party A for up to $2.5 million of its expenses regardless of whether a transaction was consummated or the per share consideration payable in any transaction. The Transaction Committee determined that entering into an exclusivity agreement with Party A and agreeing to reimburse Party A’s expenses on the terms proposed by Party A were not in the best interests of Liberty and its stockholders. However, the Transaction Committee informed Party A that it would be willing to consider reimbursing Party A’s expenses for up to $2.5 million but only if Party A entered into a definitive agreement to acquire Liberty at a price of $13.00 per share or more.

On January 30, 2019, Party A submitted a revised indication of interest that did not include a proposed purchase price and was subject to Liberty entering into an exclusivity agreement and agreeing to reimburse Party A for its expenses. The Transaction Committee informed Party A that it was unwilling to enter into an exclusivity agreement or expense reimbursement if Party A was unwilling to indicate its proposed purchase price.

On February 8, 2019, Party A submitted a revised indication of interest at $12.00 per share that was subject to Liberty entering into an exclusivity agreement and agreeing to reimburse Party A for its expenses. The Transaction Committee again determined that entering into an exclusivity agreement with Party A and agreeing to reimburse Party A’s expenses on the terms proposed by Party A, including a purchase price of $12.00 per share, were not in the best interests of Liberty and its stockholders.

On February 14, 2019, Party A notified Liberty that it was no longer interested in acquiring Liberty, in part due to Liberty’s continued unwillingness to agree to enter into an exclusivity agreement and an agreement to reimburse Party A for its expenses.

On February 18, 2019, a potential acquirer (“Party B”) submitted a non-binding indication of interest to acquire all of the outstanding shares of Liberty common stock in the range of $8.00 to $9.00 per share.

On February 21, 2019, following discussions with the Transaction Committee’s financial advisor and Liberty’s management, Party B submitted a revised indication of interest in the range of $9.50 to $10.25 per share. The Transaction Committee determined that Party B’s proposed purchase price was unacceptable, and Party B declined to increase its offer.

On March 21, 2019, another potential acquirer (“Party C”) submitted a non-binding indication of interest to acquire all of the outstanding shares of Liberty common stock without specifying an indicative purchase price or valuation range. Party C declined a request by the Transaction Committee to propose a purchase price, but Party C indicated that the purchase price likely would be significantly below the publicly announced proposal from Party A of $13.00 per share.

On March 29, 2019, the Transaction Committee determined to conclude the solicitation of potentially interested parties regarding an acquisition of Liberty based on the Transaction Committee’s belief that there were no third parties interested in acquiring Liberty at a valuation that would be acceptable to the Transaction Committee.

In April 2019, Mr. Laurence, who is a member of the Board and a partner of Vintage, informed the Board that Vintage was having internal and preliminary discussions as to whether a strategic transaction between Vintage and to Liberty was possible.

On May 3, 2019, Vintage delivered a letter to the Board proposing the exploration of a recapitalization of Liberty that would include a mechanism for all stockholders of Liberty, at their election, to receive $12.00 per share in cash for any or all of their shares of Liberty common stock, which transaction may include the contribution of operating assets in Liberty. The proposed price of $12.00 per share as set forth in Vintage’s letter reflected a premium of approximately 31% over the trading price of $9.15 per share of Liberty common stock on May 3, 2019.

On May 4, 2019, the Board held a meeting to discuss Vintage’s proposal at which representatives of Liberty’s inside and outside counsel were present. Following discussion, the Board established the Special Committee, consisting of Patrick A. Cozza, Thomas Herskovits, Lawrence Miller and G. William Minner, Jr., to review and evaluate Vintage’s proposal as well as other strategic alternatives. Among other things, the Board delegated to the Special Committee the full and exclusive power and authority to review and evaluate Vintage’s proposal and any potential alternative transactions; negotiate and approve the terms and conditions of Vintage’s proposal and any potential alternative transaction; determine whether a transaction with Vintage or any alternative transaction was fair to, and in the best interests of, Liberty’s stockholders that were not affiliated with Vintage; and determine to pursue or not to pursue Vintage’s proposal or any potential alternative transaction. In connection with the establishment of the Special Committee, the Board resolved not to approve or recommend, and that Liberty would not engage or enter into, any transaction with Vintage without the prior affirmative recommendation and approval of the Special Committee. Mr. Cozza was elected as the chair of the Special Committee. Each of the Special Committee’s members was independent and disinterested with respect to Liberty, Vintage and the transactions proposed by Vintage (which transactions are referred to in this “Background of the Offer” section of this offer to purchase as the “Transactions”).

On May 6, 2019, Liberty issued a press release indicating that it had received Vintage’s proposal and that the Board had formed the Special Committee to review Vintage’s proposal and other strategic alternatives that might be available to Liberty. Also on May 6, 2019, Vintage disclosed its proposal by filing an amendment to its Schedule 13D with the SEC, which included a copy of Vintage’s letter to the Board as an exhibit.

On May 8, 2019, the Special Committee engaged Hunton Andrews Kurth LLP (“Hunton”) as its legal counsel.

On May 13, 2019, the Special Committee held a meeting at which representatives of Hunton were present to discuss Vintage’s proposal. A representative from Hunton reviewed the members of the Special Committee’s fiduciary duties. Mr. Cozza, who served on the Transaction Committee, also reviewed with the Special Committee the process taken by the Transaction Committee between November 2018 and March 2019, including its negotiations with Party A, Party B and Party C. The Special Committee also discussed the retention of a financial advisor to advise the Special Committee and agreed to identify a list of potential financial advisors for its consideration.

On May 22, 2019, Vintage delivered to the Special Committee a non-binding term sheet with respect to the Transactions. The term sheet generally contemplated that (i) Liberty would acquire Buddy’s at an enterprise value of $122 million (less approximately $25 million of indebtedness that would be repaid at the completion of the acquisition from proceeds received under the Buddy’s Term Loan, which is described in Section 8 under the heading “DEBT FINANCING – Buddy’s Term Loan”) in exchange for shares of Liberty common stock and (ii) Liberty or an affiliate of Vintage would purchase any and all shares of Liberty common stock held by Liberty’s stockholders (other than Vintage and its affiliates) at a price of $12.00 per share and without a minimum tender condition. The term sheet also contemplated that the existing indebtedness of Buddy’s would be refinanced, with the proceeds of such refinancing being used to pay Buddy’s existing indebtedness of approximately $25 million and the remainder being used to finance the tender offer, if necessary, or for general corporate purposes following the completion of the Buddy’s acquisition, and a subscription agreement from an affiliate of Vintage pursuant to which such affiliate would purchase shares of Liberty common stock at a per share price of $12.00 for an aggregate payment of $25 million and to purchase such additional shares of Liberty common stock at a per share price of $12.00 to the extent necessary to provide sufficient funds to complete the tender offer.

On May 23, 2019, the Special Committee held a meeting at which representatives of Hunton were present. During the meeting, the Special Committee discussed Vintage’s term sheet and the retention of a financial advisor.

On May 28, 2019, Mr. Cozza, Brian Kahn, the founder and investment manager of Vintage and a member of the Board, and representatives of each of Hunton and Willkie Farr & Gallagher LLP (“Willkie”), legal counsel to Vintage, had a telephone conference regarding Vintage’s term sheet and the proposed Transactions. During this call, Mr. Kahn expressed his view that the Special Committee should evaluate Vintage’s proposed transaction promptly, that Vintage would not hold the proposal open indefinitely and that the terms of the proposal could change or be withdrawn if Liberty’s financial condition or market conditions deteriorated.

On May 29, 2019, the Special Committee held a meeting at which representatives of Hunton were present. Prior to the meeting, the Special Committee had reviewed proposals from three prospective financial advisors and interviewed two of the prospective financial advisors. At the meeting, the Special Committee authorized the engagement of Houlihan Lokey Capital, Inc. (“Houlihan Lokey”), as the Special Committee’s financial advisor. The Special Committee selected Houlihan Lokey based on its experience and reputation.

Also on May 29, 2019, Liberty, Vintage and Buddy’s executed a non-disclosure agreement with respect to the Transactions.

On June 4, 2019, at the request of the Special Committee, representatives of Houlihan Lokey had a telephone conference with Mr. Kahn to discuss the Transactions and coordinate the exchange of confidential information between Buddy’s and Liberty. In addition, at the direction of the Special Committee, representatives of Houlihan Lokey asked Mr. Kahn whether Vintage or Buddy’s would be interested in acquiring all of the outstanding shares of Liberty common stock, and Mr. Kahn indicated that they were not.

On June 10, 2019, the Special Committee held a meeting at which representatives of Hunton were present to discuss the Transactions. At this meeting, the Special Committee discussed Vintage’s position that the Transactions must be negotiated promptly and the risk that Vintage might withdraw or change the terms of its proposal. The Special Committee also discussed whether to solicit alternative transaction proposals from third parties and decided to give further consideration to such matter after further consultation with representatives of Houlihan Lokey and Hunton.

Also on June 10, 2019, representatives of Houlihan Lokey had a telephone conference with Mr. Kahn and Michael Bennett, Chief Operating Officer of Buddy’s, regarding Houlihan Lokey’s review of financial information of Buddy’s.

Also on June 10, 2019, representatives of Willkie delivered to representatives of Hunton an initial draft of the business combination agreement. Representatives of Hunton and Willkie also had a telephone conference to discuss, among other things, Vintage’s proposed timeline for negotiating and completing the Transactions.

On June 13, 2019, representatives of Willkie delivered to representatives of Hunton initial drafts of the subscription agreements pursuant to which an affiliate of Vintage would purchase Liberty common stock at a price of $12.00 per share.

On June 14, 2019, representatives of each of Hunton and Willkie had a telephone conference to discuss the Transactions, including certain issues raised in the draft business combination agreement. During this telephone conference, representatives of Willkie also indicated that Vintage wanted the Special Committee to determine whether the Special Committee would proceed with the Vintage proposal by the end of June 2019.

On June 18, 2019, the Special Committee held a meeting at which representatives of Hunton and Houlihan Lokey were present. Representatives of Hunton reviewed the fiduciary duties of the members of the Special Committee. Representatives of Hunton also reviewed the material terms of the Transactions, including the business combination agreement and the subscription agreements. Representatives of Houlihan Lokey reviewed with the Special Committee preliminary considerations with respect to Liberty and the Transactions, as well as information provided by Buddy’s about Buddy’s and the markets in which it operates. During the meeting, the Special Committee considered various matters, including, among other things, Liberty’s recent financial performance; Liberty’s historical stock price and the prospects for relisting the Liberty common stock on Nasdaq; the fact that the acquisition of Buddy’s would cause Liberty to enter a new industry, which presented certain opportunities and risks; the concentration of voting shares within Liberty’s stockholder base and the amount of voting power that the Vintage Group might hold after completion of the Transactions, including under various scenarios depending on the outcome of the tender offer; and the management and Board composition of Liberty following the Transactions. The Special Committee also considered whether to solicit alternative transaction proposals from third parties. During the discussion, the Special Committee consulted with representatives of Houlihan Lokey and considered, among other things, that Vintage’s proposal was publicly disclosed on May 6, 2019, and no third parties had contacted Liberty, the Special Committee or the Board to express interest in a strategic transaction with Liberty; that on November 28, 2018, Liberty had announced its receipt of the unsolicited and non-binding proposal from Party A, which had alerted potential acquirers of Liberty’s willingness to discuss a strategic transaction; that between December 2018 and February 2019, the Transaction Committee had solicited indications of interest from approximately 30 potential acquirers; that the Transaction Committee’s process had not resulted in any proposals that were acceptable to it or that were equal to or in excess of $12.00 per share; and that Liberty’s recent financial performance had not met Liberty’s expectations. The Special Committee believed those factors supported its view that it was unlikely that any third party would be interested in consummating a transaction in excess of $12.00 per share. The Special Committee also considered the fact that Vintage had indicated it was unwilling to keep its proposal outstanding indefinitely. Based on the foregoing and the Special Committee’s preliminary view that the proposed tender offer was an attractive opportunity for Liberty’s stockholders, including because the proposed tender offer price of $12.00 per share represented a premium of approximately 31% over the share price of Liberty common stock at the close of trading on May 3, 2019, the last trading day prior to the public announcement of Vintage’s proposal, and after consultation with representatives of Houlihan Lokey and Hunton, the Special Committee decided not to solicit third-party indications of interest. However, the Special Committee also decided that it would revisit that issue the following week based on the progression of Liberty’s review of Buddy’s and the negotiations with Vintage. The Special Committee also considered various issues reflected in the draft business combination agreement and instructed representatives of Hunton to communicate its position on those issues to Vintage.

On June 19, 2019, representatives of each of Hunton and Willkie had a telephone conference to discuss the business combination agreement, during which representatives of Hunton conveyed the Special Committee’s position with respect to certain material issues, including (i) the Special Committee’s view that Vintage must pay a significant termination fee to Liberty if the Buddy’s acquisition was not consummated due to a financing failure with respect to the Buddy’s refinancing; (ii) that if the completion of the Buddy’s acquisition was not to occur promptly after signing the business combination agreement, the tender offer should be commenced before the completion of the Buddy’s acquisition; (iii) that Buddy’s equity holders must agree to indemnify Liberty for any breach or inaccuracy of Buddy’s representations and warranties in the business combination agreement or, alternatively, that Liberty’s having obtained a representation and warranty insurance policy must be a condition to completing the Buddy’s acquisition; (iv) that Vintage must agree to a cap on the number of voting shares of Liberty that the Vintage Group could own; and (v) that Vintage, the Buddy’s equity holders, B. Riley and certain of their respective affiliates must agree in their capacity as Liberty stockholders to vote in favor of amendments to Liberty’s certificate of incorporation that would require, among other things, that all holders of Liberty common stock receive consideration in the same form and of the same kind and amount, calculated on a per share basis, in certain fundamental transactions and that certain transactions with persons owning 20% or more of the then outstanding Liberty common stock would require the approval of a supermajority of the voting power of Liberty’s capital stock held by unaffiliated stockholders, the approval of independent directors or the satisfaction of certain price requirements.

Also on June 19, 2019, Buddy’s made an online dataroom available to representatives of the Special Committee and Liberty’s management and advisors and began providing them with confidential information concerning Buddy’s. Thereafter and through early July 2019, representatives of each of the Special Committee and Liberty’s management and their respective advisors reviewed information regarding Buddy’s and held numerous teleconferences with representatives of Buddy’s, Willkie and Vintage regarding such review. In addition, representatives of each of Willkie, Liberty and Liberty’s outside counsel negotiated the terms of the financing agreements relating to the Buddy’s financing and the amendments to Liberty’s existing credit agreement.

On June 20, 2019, representatives of Willkie delivered to representatives of Hunton initial drafts of the limited liability company agreement of New Holdco and the certificate of designation for the Liberty preferred stock.

On June 24, 2019, the Special Committee held a teleconference meeting with Mr. Kahn and Mr. Bennett. Representatives of each of Hunton, Houlihan Lokey and Willkie also were present. During this meeting, the parties discussed the strategy, business, operations and financial projections of Buddy’s prepared by Buddy’s management, as well as the proposed strategy, business and operations of Liberty after giving effect to the Buddy’s acquisition. Mr. Kahn also reviewed with the Special Committee his view that the Transactions would be the first step in a strategic transformation of Liberty and that, following the completion of the Transactions, Liberty would evaluate the acquisition of or investment in other franchise-oriented or complementary businesses, including businesses not presently subject to franchising arrangements but that have the potential to be franchised in the future.

On June 25, 2019, the Special Committee held a meeting at which representatives of Hunton and Houlihan Lokey were present. The Special Committee was updated on the status of Liberty’s review of Buddy’s. The Special Committee also discussed the financial projections for Liberty. In addition, the Special Committee reviewed the factors it considered at its June 18, 2019, meeting regarding whether to solicit alternative proposals and, after consultation with representatives of Houlihan Lokey and Hunton, reaffirmed its decision to proceed with negotiating Vintage’s proposal and not solicit alternative proposals.

On June 26, 2019, the Special Committee held a meeting at which representatives of Hunton were present. Representatives of Hunton reviewed a proposed draft of the business combination agreement with the Special Committee. After the meeting, representatives of Hunton sent representatives of Willkie a revised draft of the business combination agreement.

On June 27, 2019, representatives of Hunton delivered to representatives of Willkie revised drafts of the subscription agreements and the certificate of designation for the Liberty preferred stock. Also on June 27, 2019, representatives of Willkie delivered to representatives of Hunton initial drafts of the tax receivable agreement, which generally provided that the Buddy’s equity holders would receive 85% of Liberty’s realized tax benefits resulting from a redemption of their New Holdco common units, and the Liberty Charter Amendments, which did not reflect the terms previously requested by the Special Committee relating to the treatment of holders of Liberty common stock in certain fundamental transactions or certain requirements applicable to certain transactions with persons owning 20% or more of the then outstanding Liberty common stock.

On June 28, 2019, representatives of Hunton delivered to representatives of Willkie a revised draft of the Liberty Charter Amendments, including the Special Committee’s proposal to require that all holders of Liberty common stock would receive consideration in the same form and of the same kind and amount, calculated on a per share basis, in certain fundamental transactions and that certain transactions with persons owning 20% or more of the then outstanding Liberty common stock would require the approval of a supermajority of the voting power of Liberty’s capital stock held by unaffiliated stockholders, the approval of independent directors or the satisfaction of certain price requirements.

Also on June 28, 2019, representatives of Houlihan Lokey, on behalf of the Special Committee, had a telephone conference with Mr. Kahn to discuss the financial terms of the Transactions.

On June 29, 2019, representatives of Hunton delivered to representatives of Willkie a revised draft of the limited liability company agreement of Newco, and representatives of Willkie delivered to representatives of Hunton revised drafts of the business combination agreement and subscription agreements.

On June 30, 2019, the Special Committee held a meeting at which representatives of Hunton and Houlihan Lokey were present. At this meeting, the Special Committee discussed the business combination agreement and provided direction to representatives of Hunton and Houlihan Lokey with respect to various terms of the Transactions. The Special Committee also received an update on Liberty’s review of Buddy’s.

Later on June 30, 2019, representatives of each of Houlihan Lokey and Hunton, on behalf of the Special Committee, and representatives of Willkie, on behalf of Vintage and Buddy’s, had a telephone conference to negotiate certain issues in the business combination agreement and to discuss other matters relating to the Transactions. Representatives of Hunton indicated, among other things, that the size of Vintage’s proposed termination fee payable to Liberty in the event of a financing failure was unacceptable to the Special Committee, that obtaining a representation and warranty insurance policy must be a condition to Liberty’s obligation to complete the transaction and that the purchase price and tender offer price remained open issues. In response, a representative of Willkie presented Vintage’s counter-proposal to complete the Buddy’s acquisition simultaneously with the execution of the business combination agreement rather than signing the business combination agreement and subsequently completing the Buddy’s acquisition. The representative of Willkie explained Vintage’s view that this proposal would render moot a number of open issues in the business combination agreement, including with respect to the size of the termination fees, financing covenants, closing conditions and covenants regarding the operations of Liberty and Buddy’s between signing the business combination agreement and completing the Buddy’s acquisition. Representatives of Willkie also indicated that, while Vintage would agree that a representation and warranty insurance policy must be obtained in connection with signing and completing the Buddy’s acquisition, Vintage was firm on the proposed purchase price for Buddy’s and the tender offer price.

On July 1, 2019, the Special Committee held a meeting at which representatives of Hunton and Houlihan Lokey were present. In addition, Michael S. Piper, Liberty’s chief financial officer, was present for a portion of the meeting. Mr. Piper reviewed the status of Liberty’s review of Buddy’s, including with respect to its financial condition. Mr. Piper also reviewed the financial projections for Liberty, including the impact of estimated cost savings resulting from certain initiatives. Representatives of Hunton updated the Special Committee on the status of Liberty’s review of Buddy’s. Representatives of Hunton also reviewed Vintage’s positions that were communicated to them on June 30, 2019, including that the parties complete the Buddy’s acquisition simultaneously with the execution of the business combination agreement rather than signing the business combination agreement and subsequently completing the Buddy’s acquisition. The Special Committee determined that Vintage’s proposal to sign and complete the Buddy’s acquisition on the same date was generally acceptable if the other material open issues could be resolved. Representatives of Houlihan Lokey reviewed its preliminary financial analysis with respect to Buddy’s and Liberty, as well as considerations related to the financial terms of the Transactions. After discussion, the Special Committee decided not to attempt to negotiate an increase to the tender offer price. The Special Committee directed representatives of Houlihan Lokey, however, to try to negotiate a lower purchase price to acquire Buddy’s and to eliminate the tax receivable agreement as a part of the Transactions. Later that day, representatives of Houlihan Lokey had a telephone conference with Mr. Kahn to communicate the Special Committee’s positions.

Also on July 1, 2019, representatives of Hunton delivered to representatives of Willkie initial drafts of the form of the voting agreements pursuant to which, among other things, Vintage would agree to a cap on its share ownership of Liberty and Vintage, the Buddy’s equity holders, B. Riley and their respective affiliates would agree to vote in favor of the Liberty Charter Amendments. Also on July 1, 2019, representatives of each of Hunton and Houlihan Lokey, on behalf of the Special Committee, and representatives of Willkie, on behalf of Vintage and Buddy’s, had a telephone conference to negotiate certain provisions of the business combination agreement and to discuss certain other matters relating to the Transactions.

On July 2, 2019, Mr. Kahn called representatives of Houlihan Lokey to inform them that Vintage and Buddy’s were not willing to reduce the Buddy’s purchase price or eliminate completely the tax receivable agreement, but he indicated that they might be willing to reduce the proportion of any realized tax benefits that would be received by the Buddy’s equity holders and to increase the proportion of such tax benefits received by Liberty under the tax receivable agreement.

Later on July 2, 2019, the Special Committee held a meeting at which representatives of Hunton and Houlihan Lokey were present. Representatives of Houlihan Lokey informed the Special Committee of the positions of Vintage and Buddy’s that they would not reduce the Buddy’s purchase price but were willing to negotiate the allocation of realized tax benefits under the tax receivable agreement. Following discussion, the Special Committee determined to agree to the proposed Buddy’s purchase price but instructed representatives of Houlihan Lokey to communicate revised terms of the tax receivable agreement, including the allocation of realized tax benefits between Liberty and the Buddy’s equity holders, to Vintage. In addition, the Special Committee gave representatives of Hunton and Houlihan Lokey direction on certain remaining issues in the business combination agreement and other transaction documents.

From July 2, 2019, to July 8, 2019, representatives of each of Hunton and Willkie continued to negotiate the remaining issues in the transaction documents. In addition, representatives of each of Willkie, Liberty and Liberty’s outside counsel continued to negotiate the terms of the financing agreements relating to the Buddy’s financing and the amendments to Liberty’s existing credit agreement. Liberty and the Special Committee also continued their review of Buddy’s.

On July 8, 2019, the Special Committee held a meeting at which representatives of Houlihan Lokey and Hunton were present. At this meeting, the Special Committee considered certain remaining issues in the Liberty Charter Amendments and the tax receivable agreement. The Special Committee gave representatives of Hunton and Houlihan Lokey direction on these issues and directed them to continue negotiating the terms of the Liberty Charter Amendments and the tax receivable agreement, including the allocation of realized tax benefits between Liberty and the Buddy’s equity holders, subject to the Special Committee’s further direction and final approval.

On July 9, 2019, representatives of Houlihan Lokey had a telephone conference with Mr. Kahn to discuss the remaining material open issues in the tax receivable agreement, including the allocation of tax benefits between Liberty and the Buddy’s equity holders. During this call, Mr. Kahn agreed to, among other things, an allocation of realized tax benefits under the tax receivable agreement of 60% to Liberty and 40% to the Buddy’s equity holders.

Later on July 9, 2019, the Special Committee held a meeting at which representatives of Houlihan Lokey and Hunton were present. Representatives of Houlihan Lokey reviewed with the Special Committee its financial analyses of Liberty and Buddy’s. Representatives of Hunton reviewed with the Special Committee its fiduciary duties and the material terms of the transaction documents. Following discussion, the Special Committee directed Hunton to finalize the transaction documents.

On July 10, 2019, the Special Committee held a meeting at which representatives of Hunton and Houlihan Lokey were present. Representatives of Hunton updated the Special Committee on the resolution of the remaining issues in the transaction documents. Houlihan Lokey then reviewed and discussed its financial analyses and advice with respect to Liberty and the Transactions, including, at the request of the Special Committee, its oral opinion to the Special Committee (which was subsequently confirmed in writing by delivery of Houlihan Lokey’s written opinion addressed to the Special Committee, dated July 10, 2019), as to, as of such date, the fairness, from a financial point of view, to the holders of Liberty common stock other than Vintage, B. Riley, any holder of Liberty common stock who will, directly or indirectly, retain or otherwise hold an equity interest in Liberty after giving effect to the offer, and each of their respective affiliates (collectively, the “Excluded Holders”) of the per share price to be received by such holders other than the Excluded Holders in the offer pursuant to the business combination agreement. Following discussion, the Special Committee unanimously approved the execution of the business combination agreement and other transaction documents and the Transactions, including the offer, and resolved to recommend the Transactions, including the offer, to the Board.

Later on July 10, 2019, a joint meeting of the Board and the Audit Committee of the Board took place. Representatives of each of Liberty’s management and Liberty’s outside counsel were present at the request of the Board, and representatives of each of Hunton and Houlihan Lokey were present at the request of the Special Committee. Following discussion, each of the Board and the Audit Committee of the Board authorized and approved the execution of the business combination agreement and other transaction documents and the Transactions, including the offer. The business combination agreement and other transaction documents were executed and the Buddy’s acquisition were completed, and a press release announcing the Transactions was issued, later that day.

LIBERTY’S REASONS FOR THE TRANSACTIONS

The Special Committee unanimously approved the business combination agreement, the offer, the equity financing and the debt financing. In reaching its conclusions, the Special Committee consulted with Liberty’s management, as well as Liberty’s legal and financial advisors, and considered the following factors, each of which had a positive effect on the Special Committee’s determination:

Determinations of the Special Committee

The Special Committee unanimously approved the business combination agreement and the transactions contemplated therein, including the merger and the offer. In reaching its conclusions, the Special Committee consulted with its financial and legal advisors and Liberty’s management, and considered the following factors, each of which had a positive effect on the Special Committee’s determination:

•	the Special Committee’s review, including with the assistance of its financial advisor, of Liberty’s business, operations, financial condition and prospects and certain strategic alternatives that might be available to Liberty;

•	the Special Committee’s review, including with the assistance of its financial advisor, of the process undertaken by the Transaction Committee and its financial advisor, the fact that such process did not result in any proposals that were acceptable to the Transaction Committee or that were equal to or in excess of $12.00 per share, and the fact that Vintage’s proposal was publicly disclosed on May 6, 2019, and no third parties had contacted Liberty, the Special Committee or the Board to express interest in a strategic transaction with Liberty;

•	the Special Committee’s review, including with the assistance of its financial advisor, of general economic, industry and financial market conditions within the markets in which Liberty operates;

•	that the offer price of $12.00 per share reflects a premium of approximately 26.2% over the last reported sale price of Liberty common stock on November 28, 2018, the last trading day before Liberty’s receipt of the unsolicited and non-binding proposal from Party A was publicly announced, which was $9.51 per share; approximately 31% over the last reported sale price of Liberty common stock on May 3, 2019, the last trading day before Vintage’s proposed transaction was publicly announced, which was $9.15 per share; and approximately 23.7% over the last reported sale price of Liberty common stock on July 10, 2019, the last full trading day before announcement of the merger and the offer, which was $9.70 per share;

•	that the offer would not be subject to a minimum tender condition, and so each Liberty stockholder would have the option to tender all or a portion of such stockholder’s shares of Liberty common stock regardless of whether any other stockholder were to tender such stockholder’s shares;

•	that the offer would be for any and all shares of Liberty common stock (although the Vintage Group and B. Riley and certain of its affiliates agreed not to tender any of their respective shares of Liberty common stock, which helped ensure that Liberty would have sufficient funds to complete the offer);

•	the fact that the offer is a voluntary transaction in which Liberty’s stockholders may choose whether or not to participate;

•	that the offer enabled Liberty’s stockholders that seek liquidity for all or a portion of their shares of Liberty common stock to receive cash in exchange for their shares of Liberty common stock, without potential disruption to the share price of Liberty common stock and the usual transaction costs associated with market sales, especially of thinly traded companies like Liberty, while, at the same time, allowing Liberty’s stockholders who do not tender their shares of Liberty common stock in the offer to share in Liberty’s future potential earnings or growth;

•	the financial analyses reviewed by Houlihan Lokey with the Special Committee as well as the oral opinion of Houlihan Lokey rendered to the Special Committee on July 10, 2019 (which was subsequently confirmed in writing by delivery of Houlihan Lokey’s written opinion addressed to the Special Committee dated July 10, 2019), as to, as of such date, the fairness, from a financial point of view, to the holders of Liberty common stock other than the Excluded Holders of the offer price to be received by such holders other than the Excluded Holders in the offer pursuant to the business combination agreement;

•	the requirement in the business combination agreement that Liberty submit to the Liberty stockholders for their approval (or obtain the written consent of the requisite Liberty stockholders with respect to) certain amendments to Liberty’s certificate of incorporation that, among other things, require that (a) all holders of Liberty common stock receive consideration in the same form and of the same kind and amount, calculated on a per share basis, in certain fundamental transactions, and (b) certain transactions with persons owning 20% or more of the then outstanding Liberty common stock would require (i) the approval of 66-2/3% of the voting power of Liberty’s capital stock held by unaffiliated stockholders, (ii) the approval of independent directors or (iii) the satisfaction of certain price requirements (as described in greater detail in Section 10 under the heading “LIBERTY CHARTER AMENDMENTS”), and the Special Committee’s view that such amendments were likely to be approved by the requisite Liberty stockholders because the Vintage Group, B. Riley and certain of its affiliates and each of the Buddy’s equity holders agreed pursuant to the voting agreements to vote their respective shares of voting stock of Liberty in favor of or consent in writing to such amendments (as described in greater detail in Section 10 under the heading “VOTING AGREEMENTS”);

•	that, subject to certain exceptions set forth in the applicable voting agreement, the Vintage Group agreed not to acquire any additional shares of Liberty capital stock to the extent that any such acquisition would cause the Vintage Group and their affiliates to beneficially own more than 105% of the amount of Liberty capital stock that Vintage and its affiliates hold after the completion of the offer until the earlier of the date that Vintage and its affiliates cease to beneficially own at least 15% of the outstanding voting stock of Liberty or there is a change of control of Liberty or New Holdco; and

•	the likelihood that the transactions contemplated by the business combination agreement, including the offer, would be consummated, including the fact that the merger would be completed on the same date that the parties entered into the business combination agreement, that New Holdco would receive the net proceeds under the Buddy’s debt financing and Liberty would receive the proceeds under the closing subscription agreement on the closing date of the merger to fund the offer and that the offer would not be subject to any financing condition due to Tributum’s agreement to purchase additional shares of Liberty common stock under the post-closing subscription agreement if necessary (after taking into account certain other funding sources available to Liberty) to provide sufficient funds to complete the offer.

NEGATIVE FACTORS CONSIDERED BY THE SPECIAL COMMITTEE

The Special Committee also considered potentially negative factors that could arise or do arise from the transactions, including the following:

•	the Vintage Group’s significant ownership interest in Liberty that would result from the merger, including from the issuance of the New Holdco common units and Liberty preferred stock in the merger and the issuance of shares of Liberty common stock to Tributum, a member of the Vintage Group, pursuant to the subscription agreements (which are described in greater detail in Section 8 under the heading “EQUITY FINANCING”); the fact that the Vintage Group and B. Riley’s respective ownership interest percentages in Liberty will increase as a result of any shares of Liberty common stock being tendered in the offer; and that stockholders who do not tender their shares of Liberty common stock may have little ability to influence Liberty’s strategic direction going forward (as described in greater detail in Section 19 under the heading “RISK FACTORS”);

•	the expected financial effects of the offer and the aggregate amount of indebtedness of Liberty that would be outstanding after the completion of the merger, including indebtedness under the Buddy’s term loan funded upon completion of the merger (as described in greater detail in Section 8 under the heading “DEBT FINANCING”), and the potential effects of such indebtedness on Liberty’s financial condition after the merger;

•	that the consummation of the offer likely will result in a decrease in Liberty’s “public float” (i.e., the number of shares of Liberty common stock owned by non-affiliate stockholders and available for trading in the securities markets), which may result in limited liquidity and trading volume of the Liberty common stock after the consummation of the offer and could result in an increase in price volatility;

•	the risk that Liberty may not be able to re-list shares of Liberty common stock on Nasdaq or any other national securities exchange in a timely manner or at all, and that Liberty may not be able to maintain any such listing;

•	the risks and challenges inherent in executing Liberty’s new strategy of acquiring or investing in other franchise-oriented or complementary businesses, including businesses that are not presently subject to franchising arrangements but that have the potential to be franchised in the future; and

•	the costs of integrating the Buddy’s business.

RECOMMENDATION OF THE SPECIAL COMMITTEE

The foregoing discussion of the information and factors considered by the Special Committee is not intended to be exhaustive but is believed to include all material factors considered by it. In reaching its determination, the Special Committee concluded that the potential benefits outweighed the potential risks, but did not, in view of the wide variety of information and factors considered, assign any relative or specific weights to the foregoing factors, and individual directors may have given differing weights to different factors.

FOR THE REASONS DISCUSSED ABOVE, THE SPECIAL COMMITTEE UNANIMOUSLY APPROVED THE OFFER, THE BUSINESS COMBINATION AGREEMENT AND OTHER TRANSACTION DOCUMENTS, THE EQUITY FINANCING AND THE DEBT FINANCING. HOWEVER, NEITHER LIBERTY, THE BOARD NOR THE SPECIAL COMMITTEE MAKES ANY RECOMMENDATION TO YOU AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING YOUR SHARES OF LIBERTY COMMON STOCK. YOU MUST MAKE YOUR OWN DECISION AS TO WHETHER TO TENDER YOUR SHARES OF LIBERTY COMMON STOCK AND, IF SO, HOW MANY SHARES OF LIBERTY COMMON STOCK TO TENDER. LIBERTY’S DIRECTORS AND EXECUTIVE OFFICERS, OTHER THAN THOSE AFFILIATED WITH THE VINTAGE GROUP (WHICH HOLDS APPROXIMATELY 4,158,484 SHARES OF LIBERTY COMMON STOCK AS OF JULY 10, 2019, OR APPROXIMATELY 8,986,095 SHARES OF LIBERTY COMMON STOCK ASSUMING THE VINTAGE GROUP WERE TO REDEEM ALL OF THEIR NEW HOLDCO COMMON UNITS AND SHARES OF LIBERTY PREFERRED STOCK IN EXCHANGE FOR SHARES OF LIBERTY COMMON STOCK) AND B. RILEY AND CERTAIN OF ITS AFFILIATES (WHICH HOLD 3,105,728 SHARES OF LIBERTY COMMON STOCK AS OF JULY 10, 2019), BENEFICIALLY OWN 109,389 SHARES OF LIBERTY COMMON STOCK.

The rules of the SEC require certain additional disclosure relating, primarily, to the fairness of a proposed transaction when a company or its affiliates purchase the company’s equity securities in a transaction that has either a reasonable likelihood or a purpose of having certain effects, including having the effect of causing any class of the company’s equity securities to become eligible for termination of registration under the Exchange Act, or the effect of causing the reporting obligations with respect to such class to become eligible for termination under applicable SEC rules. These transactions are referred to as “going private” transactions under Rule 13e-3 under the Exchange Act, or “Rule 13e-3 transactions.”

Liberty does not believe that the offer qualifies as a Rule 13e-3 transaction. Liberty currently has fewer than 300 stockholders of record, as calculated under Rule 12g5-1 under the Exchange Act, meaning Liberty is already eligible to terminate the registration of the Liberty common stock under the Exchange Act. Consequently, under applicable interpretations of the staff of the SEC, the offer would not be deemed to “cause” the Liberty common stock to become eligible for termination of registration, even if it results in a decrease of the number of stockholders of record.

As part of its review and approval of the offer, however, the Special Committee and the Board considered some of the factors to which Rule 13e-3 disclosure requirements are addressed. In light of the substantial effect that the offer (together with the other transactions contemplated by the business combination agreement) has had and will have on Liberty’s stockholder base and capitalization, this offer to purchase includes certain additional, voluntary disclosures, primarily relating to the fairness of the offer to stockholders. Stockholders should be aware, however, that not all of the disclosures that would be required in a Rule 13e-3 transaction are included in this offer to purchase.

OPINION OF THE FINANCIAL ADVISOR TO THE SPECIAL COMMITTEE

On July 10, 2019, at the request of the Special Committee in connection with the Special Committee’s consideration as to whether to (i) approve the business combination agreement and the consummation of the transactions contemplated by the business combination agreement, including the offer, (ii) declare the business combination agreement advisable and in the best interests of Liberty and its stockholders (other than the Vintage Group) for Liberty and its subsidiaries to enter into the business combination agreement and other transaction documents and (iii) recommend that the Board approve the business combination agreement and the consummation of the transactions contemplated by the business combination agreement, including the offer, Houlihan Lokey orally rendered its opinion to the Special Committee (which was subsequently confirmed in writing by delivery of Houlihan Lokey’s written opinion addressed to the Special Committee dated July 10, 2019), as to, as of such date, the fairness, from a financial point of view, to the holders of Liberty common stock other than the Excluded Holders of the offer price to be received by such holders other than the Excluded Holders in the offer pursuant to the business combination agreement. For purposes of its analyses and opinion, Houlihan Lokey, with Liberty’s agreement, evaluated the fairness, from a financial point of view, to the holders of Liberty common stock other than the Excluded Holders of the price to be received by such holders other than the Excluded Holders in the offer pursuant to the business combination agreement without giving effect to the consummation of any of the other transactions contemplated by the business combination agreement, including the merger and the subscription agreements, any other transaction consummated by Liberty or its affiliates following the consummation of the offer, or any potential cost savings or synergies expected by the management of Liberty or Buddy’s to result from the merger or such other transactions.

Houlihan Lokey’s opinion was directed to the Special Committee (in its capacity as such) and only addressed the fairness, from a financial point of view, to the holders of Liberty common stock other than the Excluded Holders of the offer price to be received by such holders other than the Excluded Holders in the offer pursuant to the business combination agreement and did not address any other aspect or implication of the offer or any other agreement, arrangement or understanding entered into in connection therewith or otherwise. The summary of Houlihan Lokey’s opinion in this offer to purchase is qualified in its entirety by reference to the full text of its written opinion, which is attached as Exhibit A to this offer to purchase and describes the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Houlihan Lokey in connection with the preparation of its opinion. However, neither Houlihan Lokey’s opinion nor the summary of its opinion and the related analyses set forth in this offer to purchase are intended to be, and do not constitute, advice or a recommendation to the Special Committee, the Board, any security holder or any other party as to how to act or vote with respect to any matter relating to the offer or otherwise, including whether or not to tender shares of Liberty common stock pursuant to the offer.

In connection with its opinion, Houlihan Lokey made such reviews, analyses and inquiries as Houlihan Lokey deemed necessary and appropriate under the circumstances. Among other things, Houlihan Lokey:

a.	reviewed a draft, dated July 8, 2019, of the business combination agreement;

b.	reviewed certain publicly available business and financial information relating to Liberty that Houlihan Lokey deemed to be relevant;

c.	reviewed certain information relating to the historical, current and future operations, financial condition and prospects of Liberty made available to Houlihan Lokey by Liberty including financial projections (and adjustments thereto) prepared by or discussed with the management of Liberty relating to Liberty for the fiscal years ending April 30, 2020 through April 30, 2024 (the “Liberty Projections”);

d.	spoke with the Special Committee, certain members of the management of Liberty and certain of its and the Special Committee’s representatives and advisors regarding the business, operations, financial condition and prospects of Liberty, the offer and related matters including, without limitation, discussions with Liberty’s management and the Special Committee regarding Liberty’s prior solicitation of indications of interest from third parties with respect to the securities, assets, businesses or operations of Liberty and its discussions with third parties with respect thereto;

e.	compared the financial and operating performance of Liberty with that of other companies with publicly traded equity securities that Houlihan Lokey deemed to be relevant;

f.	reviewed the current and historical market prices for certain of Liberty’s publicly traded securities, and the current and historical market prices of the publicly traded securities of certain other companies that Houlihan Lokey deemed to be relevant;

g.	solely for illustrative purposes, considered the publicly available financial terms of certain transactions that Houlihan Lokey deemed to be relevant; and

h.	conducted such other financial studies, analyses and inquiries and considered such other information and factors as Houlihan Lokey deemed appropriate.

Houlihan Lokey relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to it, discussed with or reviewed by it, or publicly available, and did not assume any responsibility with respect to such data, material and other information. In addition, management of Liberty advised Houlihan Lokey, and Houlihan Lokey assumed, that the Liberty Projections were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of such management as to the future financial results and condition of Liberty. At the direction of the Special Committee, Houlihan Lokey assumed that the Liberty Projections provided a reasonable basis on which to evaluate Liberty and the offer and Houlihan Lokey, at the direction of the Special Committee, used and relied upon the Liberty Projections for purposes of its analyses and opinion. Houlihan Lokey expressed no view or opinion with respect to the Liberty Projections or the assumptions on which they were based. Houlihan Lokey relied upon and assumed, without independent verification, that there had been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of Liberty since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to Houlihan Lokey that would be material to its analyses or opinion, and that there was no information or any facts that would make any of the information reviewed by Houlihan Lokey incomplete or misleading.

Houlihan Lokey relied upon and assumed, without independent verification, that (a) the representations and warranties of all parties to the business combination agreement and all other related documents and instruments referred to therein were true and correct, (b) each party to the business combination agreement and such other related documents and instruments would fully and timely perform all of the covenants and agreements required to be performed by such party, (c) all conditions to the consummation of the offer would be satisfied without waiver thereof and (d) the offer would be consummated in a timely manner in accordance with the terms described in the business combination agreement and such other related documents and instruments, without any amendments or modifications thereto that would be material to its analyses or opinion. Houlihan Lokey relied upon and assumed, without independent verification, that (i) the offer would be consummated in a manner that complies in all respects with all applicable federal and state statutes, rules and regulations, and (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the offer would be obtained and that no delay, limitations, restrictions or conditions would be imposed or amendments, modifications or waivers made that would be material to its analyses or opinion. In addition, Houlihan Lokey relied upon and assumed, without independent verification, that except as would not be material to its analyses or opinion, the final form of the business combination agreement would not differ in any respect from the draft of the business combination agreement identified above.

Furthermore, in connection with its opinion, Houlihan Lokey was not requested to, and did not, make any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (fixed, contingent, derivative, off-balance-sheet or otherwise) of Liberty or any other party, nor was Houlihan Lokey provided with any such appraisal or evaluation. Houlihan Lokey did not estimate, and expressed no opinion regarding, the liquidation value of any entity or business. Houlihan Lokey did not undertake any independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which Liberty was or may have been a party or was or may have been subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which Liberty was or may have been a party or was or may have been subject.

Houlihan Lokey was not requested to, and did not initiate or participate in any discussions or negotiations with, or solicit any indications of interest from, third parties with respect to the offer, the securities, assets, businesses or operations of Liberty or any other party, or any alternatives to the offer. Houlihan Lokey’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Houlihan Lokey as of, the date of its opinion. Houlihan Lokey did not undertake, and is under no obligation, to update, revise, reaffirm or withdraw its opinion, or otherwise comment on or consider events occurring or coming to its attention after the date of the opinion. Houlihan Lokey did not express any view or opinion as to the value of Liberty common stock after giving effect to the offer, the merger, the subscriptions or any of the other transactions contemplated by the business combination agreement, which may be greater than or less than the offer price, or the price or range of prices at which Liberty common stock may be purchased or sold, or otherwise be transferable, at any time.

Under the terms of its engagement, Houlihan Lokey was retained as an independent contractor, and the opinion and other advice rendered by Houlihan Lokey was provided solely for the use and benefit of the Special Committee (solely in its capacity as such) in connection with its evaluation of the business combination agreement and the transactions contemplated thereby, including the offer, and may not be relied upon by any other person or entity (including, without limitation, security holders, creditors or other constituencies of Liberty) or be used for any other purpose without Houlihan Lokey’s prior written consent. Under the terms of its engagement, neither Houlihan Lokey’s opinion nor any other advice or services rendered by it in connection with the business combination agreement, the transactions contemplated by the business combination agreement or otherwise, should be construed as creating, and Houlihan Lokey will not be deemed to have, any fiduciary, agency or similar duty to the Special Committee, the Board, Liberty, any security holder or creditor of Liberty or any other person. As a matter of state law, Houlihan Lokey believes the opinion and other advice of Houlihan Lokey may not be used or relied upon by any other person without its prior written consent. See, e.g., Joyce v. Morgan Stanley, 538 F.3d 797 (7th Cir. 2008), HA2003 Liquidating Trust v. Credit Suisse Secs. (USA) LLC, 517 F.3d 454 (7th Cir. 2008) and Collins v. Morgan Stanley Dean Witter, 224 F.3d 496 (5th Cir. 2000). By limiting the foregoing statement to matters of state law, Houlihan Lokey is not, and should not be deemed to be, admitting that Houlihan Lokey has any liability to any persons with respect to its advice or opinion under the federal securities laws. Furthermore, such statement is not intended to affect the rights and responsibilities of the Board under governing state law or the federal securities laws. Any claims under the federal securities laws against Houlihan Lokey or the Board will be subject to adjudication by a court of competent jurisdiction. Houlihan Lokey’s opinion was not intended to be, and does not constitute, a recommendation to the Special Committee, the Board, any security holder or any other party as to how to act or vote with respect to any matter relating to the offer or otherwise, including whether or not to tender shares of Liberty common stock pursuant to the offer.

Houlihan Lokey’s opinion only addressed whether the offer price to be received by the holders of Liberty common stock other than the Excluded Holders in the offer pursuant to the business combination agreement was fair, from a financial point of view, to such holders other than the Excluded Holders in the manner set forth in the opinion and did not address any other aspect or implication of the offer or any aspect or implication of any action, agreement, arrangement or understanding entered into in connection therewith or otherwise including, without limitation, (a) the actions to be taken by Liberty pursuant to Section 6.01 of the business combination agreement, (b) the agreements with respect to the subscriptions, (c) the merger or (d) the voting agreements to be entered into by and between each member of Buddy’s, Vintage, B. Riley and their respective affiliates, on the one hand, and Liberty, on the other hand. Houlihan Lokey was not requested to opine as to, and its opinion did not express an opinion as to or otherwise address, among other things: (i) the underlying business decision of the Special Committee, the Board, Liberty, its security holders or any other party to proceed with or effect the offer, the merger and the subscriptions, (ii) the terms of any arrangements, understandings, agreements or documents related to, or the form, structure or any other portion or aspect of, the offer, the merger and the subscriptions or otherwise (other than the offer price to the extent expressly specified in the opinion), (iii) the fairness of any portion or aspect of the offer, the merger and the subscriptions to the holders of any class of securities, creditors or other constituencies of Liberty, or to any other party, except if and only to the extent expressly set forth in the last sentence of the opinion, (iv) the relative merits of the offer, the merger and the subscriptions as compared to any alternative business strategies or transactions that may have been available for Liberty or any other party, (v) the fairness of any portion or aspect of the offer, the merger and the subscriptions to any one class or group of Liberty’s, Buddy’s or any other party’s security holders or other constituents vis-à-vis any other class or group of Liberty’s, Buddy’s or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration amongst or within such classes or groups of security holders or other constituents), (vi) whether or not Liberty, its security holders or any other party is receiving or paying reasonably equivalent value in the offer, the merger and the subscriptions, (vii) the solvency, creditworthiness or fair value of Liberty or any other participant in the offer, or any of their respective assets, under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters, or (viii) the fairness, financial or otherwise, of the amount, nature or any other aspect of any compensation to or consideration payable to or received by any officers, directors or employees of any party to the offer, any class of such persons or any other party, relative to the offer price or otherwise. Furthermore, Houlihan Lokey did not express any opinion, counsel or interpretation regarding matters that require legal, environmental, regulatory, accounting, insurance, tax or other similar professional advice. Houlihan Lokey assumed that such opinions, counsel or interpretations had been or would be obtained from the appropriate professional sources. Furthermore, Houlihan Lokey relied, with the consent of the Special Committee, on the assessments by the Special Committee, the Board, Liberty and their respective advisors, as to all legal, environmental, regulatory, accounting, insurance, tax and other similar matters with respect to Liberty and the offer or otherwise.

In preparing its opinion to the Special Committee, Houlihan Lokey performed a variety of analyses, including those described below. The summary of Houlihan Lokey’s analyses is not a complete description of the analyses underlying Houlihan Lokey’s opinion. The preparation of such an opinion is a complex process involving various quantitative and qualitative judgments and determinations with respect to the financial, comparative and other analytical methods employed and the adaptation and application of these methods to the unique facts and circumstances presented. As a consequence, neither Houlihan Lokey’s opinion nor its underlying analyses are readily susceptible to summary description. Houlihan Lokey arrived at its opinion based on the results of all analyses undertaken by it and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any individual analysis, methodology or factor. While the results of each analysis were taken into account in reaching Houlihan Lokey’s overall conclusion with respect to fairness, Houlihan Lokey did not make separate or quantifiable judgments regarding individual analyses. Accordingly, Houlihan Lokey believes that its analyses and the following summary must be considered as a whole and that selecting portions of its analyses, methodologies and factors, without considering all analyses, methodologies and factors, could create a misleading or incomplete view of the processes underlying Houlihan Lokey’s analyses and opinion.

In performing its analyses, Houlihan Lokey considered general business, economic, industry and market conditions, financial and otherwise, and other matters as they existed on, and could be evaluated as of, the date of its opinion. No company or business used in Houlihan Lokey’s analyses for comparative purposes is identical to Liberty and an evaluation of the results of those analyses is not entirely mathematical. The estimates contained in the Liberty Projections and the implied value reference ranges indicated by Houlihan Lokey’s analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, any analyses relating to the value of assets, businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold, which may depend on a variety of factors, many of which are beyond the control of Liberty. Much of the information used in, and accordingly the results of, Houlihan Lokey’s analyses are inherently subject to substantial uncertainty.

Houlihan Lokey’s opinion was only one of many factors considered by the Special Committee in evaluating the proposed business combination agreement, including the offer. Neither Houlihan Lokey’s opinion nor its analyses were determinative of the offer price or of the views of the Special Committee or management with respect to the offer or the offer price. The type and amount of consideration payable in the offer were determined through negotiation between the Special Committee and Vintage, and the decision to enter into the business combination agreement was solely that of the Board upon the recommendation of the Special Committee.

FINANCIAL ANALYSES

The following is a summary of the material financial analyses performed by Houlihan Lokey in connection with the preparation of its opinion and reviewed with the Special Committee on July 10, 2019. The order of the analyses does not represent relative importance or weight given to those analyses by Houlihan Lokey. The analyses summarized below include information presented in tabular format. The tables alone do not constitute a complete description of the analyses. Considering the data in the tables below without considering the full narrative description of the analyses, as well as the methodologies underlying, and the assumptions, qualifications and limitations affecting, each analysis, could create a misleading or incomplete view of Houlihan Lokey’s analyses.

For purposes of its analyses, Houlihan Lokey reviewed a number of financial metrics, including:

•	Adjusted Enterprise Value — generally, the value as of a specified date of the relevant company’s outstanding equity securities (taking into account outstanding options and other securities convertible, exercisable or exchangeable into or for equity securities of the company), plus the average amount of quarter-end debt outstanding over the last twelve months for which financial information was made public, plus the amount of preferred stock (to the extent not convertible or out-of-the-money) and non-controlling interests as of the most recent quarter for which financial information was made public, and less the average amount of quarter-end cash and cash equivalents on its balance sheet over the last twelve months for which financial information was made public.

•	Adjusted EBITDA — generally, the amount of the relevant company’s earnings before interest, taxes, depreciation and amortization for a specified time period, as adjusted for certain non-recurring items.

Unless the context indicates otherwise, enterprise values and equity values used in the selected companies analysis described below were calculated using the closing price of Liberty’s common stock and the common stock of the selected companies listed below as of July 5, 2019. The estimates of the future financial performance of Liberty relied upon for the financial analyses described below were based on the Liberty Projections. The estimates of the future financial performance of the selected companies listed below were based on publicly available research analyst estimates for those companies.

Selected Companies Analysis. Houlihan Lokey reviewed certain financial data for selected companies with publicly traded equity securities that Houlihan Lokey deemed relevant.

The financial data reviewed included:

•	Adjusted Enterprise Value as a multiple of Adjusted EBITDA for the last twelve months for which financial information was made public, or “LTM Adjusted EBITDA”;

•	Adjusted Enterprise Value as a multiple of Adjusted EBITDA as calendarized for Liberty’s fiscal year ended 4/30/2020, or “FY 2020E Adjusted EBITDA”; and

•	Adjusted Enterprise Value as a multiple of Adjusted EBITDA as calendarized for Liberty’s fiscal year ended 4/30/2021, or “FY 2021E Adjusted EBITDA.”

The selected companies and corresponding multiples were:

Adj. Enterprise Value/Adj. EBITDA
	LTM	FY 2020E	FY 2021E
Tax Preparation
H&R Block, Inc.	8.5x	8.3x	8.1x

Franchisors
1-800-FLOWERS.COM, Inc.	15.8x	13.5x	12.3x
GNC Holdings, Inc.	6.7x	8.5x	NA
RE/MAX Holdings, Inc.	12.2x	10.8x	10.4x
Realogy Holdings Corp.	6.8x	7.1x	7.0x
Regis Corporation	7.5x	9.2x	8.8x

Rent-to-Own
Aaron’s, Inc.	11.7x	10.6x	NA
Rent-A-Center, Inc.	8.5x	7.8x	7.6x

Specialty Finance
EZCORP, Inc.	5.4x	4.6x	3.9x
FirstCash, Inc.	17.0x	15.4x	13.9x
OneMain Holdings, Inc.	NMF	NMF	NMF
Regional Management Corp.	9.9x	9.4x	NA
World Acceptance Corporation	15.9x	15.9x	NA

Specialty Retailers
Best Buy Co., Inc.	6.8x	6.7x	6.6x
Big Lots, Inc.	4.1x	3.9x	3.7x
Conn’s, Inc.	7.2x	6.6x	NA
_______

“NA” refers to not available.

“NMF” refers to not meaningful figure.

Taking into account the results of the selected companies analysis, Houlihan Lokey applied multiple ranges of 6.0x to 7.0x to Liberty’s fiscal year 2019 Adjusted EBITDA, 5.0x to 6.0x to Liberty’s estimated fiscal year 2020E Adjusted EBITDA, and 5.0x to 6.0x to Liberty’s estimated fiscal year 2021E Adjusted EBITDA. The selected companies analysis indicated implied value reference ranges per share of Liberty common stock of $9.65 to $11.81 based on fiscal year 2019 Adjusted EBITDA, $9.49 to $12.05 based on estimated fiscal year 2020E Adjusted EBITDA, and $10.12 to $12.79 based on estimated fiscal year 2021E Adjusted EBITDA, as compared to the offer price of $12.00 per share of Liberty common stock.

Discounted Cash Flow Analysis. Houlihan Lokey performed a discounted cash flow analysis of Liberty’s projected levered cash flows based on the Liberty Projections. For purposes of the discounted cash flow analysis, Houlihan Lokey applied perpetuity growth rates ranging from 1.0% to 2.0% and discount rates ranging from 14.0% to 18.0%, taking into account an estimate of Liberty’s cost of equity capital. The discounted cash flow analysis indicated an implied value reference range per share of Liberty common stock of $10.72 to $14.66, as compared to the offer price of $12.00 per share of Liberty common stock.

OTHER MATTERS

The Special Committee engaged Houlihan Lokey as its financial advisor based on Houlihan Lokey’s experience and reputation. Houlihan Lokey is regularly engaged to provide financial advisory services in connection with mergers and acquisitions, financings and financial restructurings. Pursuant to its engagement by the Special Committee, Houlihan Lokey is entitled to a transaction fee of $625,000, which became payable upon the consummation of the merger. In addition, Houlihan Lokey became entitled to the following fees that are not contingent upon the successful completion of the offer (or any of the other transactions contemplated by the business combination agreement): (i) monthly engagement fees, of which $75,000 became payable and is creditable against the transaction fee, (ii) a fee of $300,000 for rendering its opinion and (iii) a fee of $400,000 for providing additional financial advisory services related to the merger. In addition, at the sole discretion of the Special Committee, Houlihan Lokey may receive an additional fee of up to $250,000. No portion of any fee payable to Houlihan Lokey is or was contingent upon the conclusion set forth in Houlihan Lokey’s opinion. Liberty has also agreed to reimburse Houlihan Lokey for certain expenses and to indemnify Houlihan Lokey, its affiliates and certain related parties against certain liabilities and expenses arising out of or relating to Houlihan Lokey’s engagement.

In the ordinary course of business, certain of Houlihan Lokey’s employees and affiliates, as well as investment funds in which they may have financial interests or with which they may co-invest, may acquire, hold or sell, long or short positions, or trade, in debt, equity, and other securities and financial instruments (including loans and other obligations) of, or investments in, Liberty, Buddy’s or any other party that may be involved in the offer and their respective affiliates or security holders or any currency or commodity that may be involved in the offer.

Houlihan Lokey and its affiliates may provide investment banking, financial advisory and/or other financial or consulting services to Liberty, Buddy’s, other participants in the transactions contemplated by the business combination agreement or certain of their respective affiliates or security holders, including Vintage, B. Riley or Cannell Capital LLC (“Cannell Capital”), which are, or whose affiliates are, significant stockholders of Liberty and, in the case of Vintage, Liberty and Buddy’s, in the future, for which Houlihan Lokey and its affiliates may receive compensation. In addition, Houlihan Lokey and certain of its affiliates and certain of Houlihan Lokey’s and their respective employees may have committed to invest in private equity or other investment funds managed or advised by Liberty, Buddy’s, Vintage, B. Riley, Cannell Capital, other participants in the transactions contemplated by the business combination agreement or certain of their respective affiliates or security holders, and in portfolio companies of such funds, and may have co-invested with Liberty, Buddy’s, Vintage, B. Riley, Cannell Capital, other participants in the transactions contemplated by the business combination agreement or certain of their respective affiliates or security holders, and may do so in the future. Furthermore, in connection with bankruptcies, restructurings, distressed situations and similar matters, Houlihan Lokey and certain of its affiliates may have in the past acted, may currently be acting and may in the future act as financial advisor to debtors, creditors, equity holders, trustees, agents and other interested parties (including, without limitation, formal and informal committees or groups of creditors) that may have included or represented and may include or represent, directly or indirectly, or may be or have been adverse to, Liberty, Buddy’s, Vintage, B. Riley, Cannell Capital, other participants in the transactions contemplated by the business combination agreement or certain of their respective affiliates or security holders, for which advice and services Houlihan Lokey and its affiliates have received and may receive compensation.

10.	Purpose of the Offer

PURPOSE

The business combination agreement obligates Liberty to commence the offer. The business combination agreement, the merger and the offer were approved unanimously by the Special Committee and by all members of the Board other than certain directors who are affiliated with (or have an interest in affiliates of) Vintage.

The Special Committee and the Board determined that the transactions contemplated by the business combination agreement, including the offer, are in the best interests of Liberty and its stockholders other than the Vintage Group. The transactions contemplated by the business combination agreement are intended as the first step in a strategic transformation of Liberty. Under the direction of the Board, Liberty intends to evaluate the acquisition of or investment in other franchise-oriented or complementary businesses, including businesses that are not presently subject to franchising arrangements but that have the potential to be franchised in the future. In recognition of the anticipated shift in its strategic direction, Liberty intends to change its name to Franchise Group, Inc. There can be no assurance that Liberty’s strategic transformation will be successful.

In light of the planned strategic transformation of Liberty, the Special Committee and the Board determined to make the offer, thereby giving each stockholder the option to retain such stockholder’s shares of Liberty common stock and continue such stockholder’s investment in Liberty or to sell some or all of its shares of Liberty common stock at a premium to the last reported sale price of Liberty common stock on July 10, 2019, the last full trading day before announcement of the merger and the offer, which was $9.70 per share. You must make your own decision whether to tender your shares of Liberty common stock and, if so, how many shares of Liberty common stock to tender.

The Special Committee and the Board determined that a cash tender offer is an appropriate mechanism to return capital to stockholders that seek liquidity under current market conditions while, at the same time, allowing stockholders who do not tender their shares of Liberty common stock in the offer to share in Liberty’s future potential earnings or growth. In this regard, note that stockholders who do not tender their shares of Liberty common stock in the offer will own a greater relative percentage interest in Liberty and its future potential earnings or growth at no additional cost to them. On the other hand, stockholders that properly tender all of their shares of Liberty common stock pursuant to the offer will cease to have any interest in Liberty and will not have the opportunity to participate in its future potential earnings or growth. There can be no assurance that Liberty will maintain or increase its earnings or grow in the future, however, and stockholders that do not tender their shares of Liberty common stock will bear a relatively greater percentage of any decrease in value of Liberty.

The Liberty common stock was suspended from trading on Nasdaq in August 2018, delisted from Nasdaq in February 2019 and generally is not heavily traded on the OTC Market. As a result, the Special Committee and the Board believe that the offer represents an efficient mechanism to provide Liberty’s stockholders with the opportunity to receive a return of their investment if they so elect. The offer provides such stockholders with an opportunity to obtain liquidity with respect to all or a portion of their shares of Liberty common stock, without potential disruption to the share price and the usual transaction costs associated with market sales, especially of thinly traded companies like Liberty. Liberty intends to pursue a relisting of the Liberty common stock on Nasdaq, but Liberty can provide no assurance that it will be able to meet the initial listing standards of Nasdaq or that it will be able to maintain any such listing. In addition, the consummation of the offer likely will result in a decrease in Liberty’s “public float” (the number of shares of Liberty common stock owned by non-affiliate stockholders and available for trading in the securities markets), which may result in limited liquidity and trading volume of the Liberty common stock after the consummation of the offer and could result in an increase in price volatility. Stockholders may not be able to sell their shares of Liberty common stock in the future, on the OTC Market or otherwise, at a net price higher than the price available in the offer. Liberty can give no assurance as to the price at which stockholders may be able to sell their shares of Liberty common stock in the future.

The offer also provides stockholders with an efficient way to sell their shares without incurring broker’s fees or commissions associated with open market sales. Furthermore, odd lot holders who hold shares registered in their names and tender their shares directly to depositary agent and whose shares are purchased pursuant to the offer will avoid any applicable odd lot discounts that might be payable on sales of their shares. In addition, if Liberty completes the offer, stockholders who do not participate in the offer will automatically increase their relative percentage ownership interest in Liberty and its future operations at no additional costs to them.

On July 10, 2019, the last full trading day before announcement of the merger and the offer, the last reported sale price of Liberty common stock was $9.70 per share. On July 29, 2019, the most recent practicable date prior to the printing of this offer to purchase, the last reported sale price of Liberty common stock was $11.85 per share. Liberty believes that this increase in market price is largely a result of the announcement of Liberty’s offer to purchase all outstanding shares of Liberty common stock at a price of $12.00 per share, in cash and without interest and less any applicable withholding taxes.

THE SPECIAL COMMITTEE AND THE BOARD HAVE APPROVED THE OFFER. HOWEVER, NEITHER LIBERTY, THE BOARD NOR THE SPECIAL COMMITTEE MAKES ANY RECOMMENDATION TO YOU AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING YOUR SHARES OF LIBERTY COMMON STOCK. NEITHER LIBERTY, THE BOARD NOR THE SPECIAL COMMITTEE HAS AUTHORIZED ANY PERSON TO MAKE ANY SUCH RECOMMENDATION. YOU MUST MAKE YOUR OWN DECISION AS TO WHETHER TO TENDER YOUR SHARES OF LIBERTY COMMON STOCK AND, IF SO, HOW MANY SHARES OF LIBERTY COMMON STOCK TO TENDER. LIBERTY’S DIRECTORS AND EXECUTIVE OFFICERS, OTHER THAN THOSE AFFILIATED WITH THE VINTAGE GROUP (WHICH HOLDS APPROXIMATELY 4,158,484 SHARES OF LIBERTY COMMON STOCK AS OF JULY 10, 2019, OR APPROXIMATELY 8,986,095 SHARES OF LIBERTY COMMON STOCK ASSUMING THE VINTAGE GROUP WERE TO REDEEM ALL OF THEIR NEW HOLDCO COMMON UNITS AND SHARES OF LIBERTY PREFERRED STOCK IN EXCHANGE FOR SHARES OF LIBERTY COMMON STOCK) AND B. RILEY AND CERTAIN OF ITS AFFILIATES (WHICH HOLD 3,105,728 SHARES OF LIBERTY COMMON STOCK AS OF JULY 10, 2019), BENEFICIALLY OWN 109,389 SHARES OF LIBERTY COMMON STOCK.

THE BUSINESS COMBINATION AGREEMENT AND THE MERGER

On July 10, 2019, pursuant to the terms and conditions of the business combination agreement, the merger was completed. The Special Committee and the board of managers of Buddy’s unanimously approved the merger and the other transactions contemplated by the business combination agreement, and all members of the Board, other than certain directors who are affiliated with (or have an interest in affiliates of) Vintage, approved the merger and the other transactions contemplated by the business combination agreement. As a result of the merger, each common unit of Buddy’s outstanding immediately prior to the merger (other than common units held by Buddy’s, Liberty or their respective subsidiaries) was exchanged for 0.091863 shares of the Liberty preferred stock and 0.459315 common units of the New Holdco common units. Following an initial six-month lockup period, each holder of the Liberty preferred stock and the New Holdco common units may elect, pursuant to the terms of the certificate of designation for the Liberty preferred stock and the limited liability company agreement of New Holdco, to cause Liberty and New Holdco to redeem (a) one-fifth of a share of the Liberty preferred stock and (b) one New Holdco common unit, respectively, in exchange for one share of Liberty common stock.

In connection with the transactions contemplated by the business combination agreement, Liberty contributed all of its assets, including all of the equity interests in its subsidiaries, to a subsidiary of New Holdco. Accordingly, after giving effect to the merger, New Holdco, through its subsidiaries, owns and operates the tax preparation business of Liberty and the home furnishings business of Buddy’s. Upon the completion of the merger, Liberty and the former owners of Buddy’s own approximately 63.56% and 36.44% of the New Holdco common units, respectively. As of immediately following the merger, on an as-converted basis, the Buddy’s equity holders’ aggregate ownership of the New Holdco common units and shares of the Liberty preferred stock represented approximately 33.31% of the outstanding Liberty common stock, which implies an enterprise value of Buddy’s of approximately $122 million and an equity value of $12.00 per share of Liberty common stock.

After giving effect to the completion of the merger, the organizational structure of Liberty and its subsidiaries is as follows:

The foregoing description of the business combination agreement is not complete and is qualified in its entirety to the complete text of the business combination agreement, a copy of which is filed as Exhibit 2.1 to Liberty’s Current Report on Form 8-K filed with the SEC on July 11, 2019, and is incorporated herein by reference.

LIBERTY CHARTER AMENDMENTS

In connection with the execution of the business combination agreement, certain amendments to Liberty’s certificate of incorporation (the “Liberty charter amendments”) were approved unanimously by the Special Committee and all members of the Board, other than certain directors who are affiliated with (or have an interest in affiliates of) Vintage. The Liberty charter amendments provide for, among other things, changing Liberty’s name to “Franchise Group, Inc.”; increasing the number of authorized shares of Liberty to 200,000,000, of which authorized shares 180,000,000 shares would be Liberty common stock and 20,000,000 shares would be preferred stock of Liberty (including the Liberty preferred stock); a requirement that all holders of Liberty common stock would receive consideration in the same form and of the same kind and amount, calculated on a per share basis, in certain fundamental transactions; and that certain transactions with persons owning 20% or more of the then outstanding Liberty common stock would require (i) the approval of 66-2/3% of the voting power of Liberty’s capital stock held by unaffiliated stockholders, (ii) the approval of independent directors or (iii) the satisfaction of certain price requirements.

The Liberty charter amendments were approved through the written consent of the requisite number of Liberty stockholders on or about July 29, 2019, and Liberty intends to file an information statement with the SEC and thereafter mail the information statement to its stockholders. The Liberty charter amendments will become effective 20 days following the date of the mailing of the information statement to the Liberty stockholders.

The foregoing description of the Liberty charter amendments is not complete and is qualified in its entirety to the complete text of the Liberty charter amendments, a copy of which is attached as Exhibit J to the business combination agreement, a copy of which is filed as Exhibit 2.1 to Liberty’s Current Report on Form 8-K filed with the SEC on July 11, 2019, and is incorporated herein by reference.

CERTIFICATE OF DESIGNATION

In connection with the business combination agreement and the merger, Liberty designated the Liberty preferred stock pursuant to a certificate of designation setting forth the rights, terms and preferences thereof (the “certificate of designation”). The certificate of designation, which was approved by the Board on July 10, 2019, and filed by Liberty with the Secretary of State of the State of Delaware on July 10, 2019, designates 1,616,667 shares of Liberty preferred stock, substantially all of which were issued to the Buddy’s equity holders as consideration in the merger.

The preferred stock has no economic rights other than to receive $0.01 per share upon the liquidation, dissolution or winding up of Liberty prior to any distribution of assets to holders of Liberty common stock or any other class of capital stock of Liberty ranking junior to the Liberty preferred stock in connection with such liquidation, dissolution or winding up of Liberty.

With respect to all meetings of the Liberty stockholders at which the holders of Liberty common stock are entitled to vote and with respect to any written consent sought by Liberty or any other person from the holders of such Liberty common stock, the holders of shares of Liberty preferred stock shall vote together with the holders of shares of Liberty common stock as a single class, except as otherwise required under non-waivable provisions of applicable law, and the holders of shares of Liberty preferred stock shall be entitled to cast five votes per share of Liberty preferred stock on any such matter.

As noted above, each one-fifth of a share of Liberty preferred stock, together with one New Holdco common unit, is redeemable at the election of the holder, following an initial six-month lockup period, for one share of Liberty common stock in accordance with the limited liability company agreement of New Holdco and the certificate of designation.

The foregoing description of the certificate of designation is not complete and is qualified in its entirety to the complete text of the certificate of designation, a copy of which is filed as Exhibit 3.1 to Liberty’s Current Report on Form 8-K filed with the SEC on July 11, 2019, and is incorporated herein by reference.

LIMITED LIABILITY COMPANY AGREEMENT OF New Holdco

New Holdco was formed in connection with the transactions contemplated by the business combination agreement and generally will serve as a holding company for certain operating subsidiaries that conduct Liberty’s tax preparation services and Buddy’s rent-to-own business. Liberty is the sole manager of New Holdco, and the other members of New Holdco generally have no rights with respect to the management of New Holdco. The New Holdco limited liability company agreement provides that any distributions by New Holdco will be made pro rata to Liberty and the other members of New Holdco, in accordance with their respective ownership interests in New Holdco. Upon the completion of the merger, Liberty owned approximately 63.56% of New Holdco common units and the other members of New Holdco owned the remaining 36.44% of New Holdco common units.

As described above, each New Holdco common unit, together with one-fifth of a share of Liberty preferred stock, is redeemable at the election of the holder, at any time following an initial six-month lockup period, for one share of Liberty common stock. In certain circumstances, New Holdco and Liberty have the right to require such redemption to occur.

The foregoing description of the limited liability company agreement of New Holdco is not complete and is qualified in its entirety to the complete text of the limited liability company agreement of New Holdco, a copy of which is filed as Exhibit 10.1 to Liberty’s Current Report on Form 8-K filed with the SEC on July 11, 2019, and is incorporated herein by reference.

REGISTRATION RIGHTS AGREEMENT

Concurrently with the completion of the merger, Liberty entered into a registration rights agreement (the “registration rights agreement”) with certain investors, including members of the Vintage Group (the “registration rights holders”).  The registration rights agreement provides the registration rights holders certain registration rights applicable to certain shares of Liberty common stock, including any shares of Liberty common stock acquired by Tributum pursuant to the closing subscription agreement and the post-closing subscription agreement, shares of Liberty common stock issued in exchange for shares of Liberty preferred stock and New Holdco common units and any shares of Liberty common stock acquired by certain owners of New Holdco with proceeds from a distribution of the Buddy’s credit agreement (the “registrable shares”).

Pursuant to the registration rights agreement, Liberty is required to, as promptly as practicable but in any event no later than 45 days after the approval of the Liberty charter amendments, prepare and file with the SEC a shelf registration statement on Form S-1 (or Form S-3 if Liberty is eligible to use Form S-3 at such time) with respect to the offer and resale of all registrable shares.  Liberty must use its reasonable best efforts to, among other things, have such shelf registration statement declared effective under the Securities Act of 1933, as amended, as promptly as practicable after such filing and maintain the effectiveness of (and availability for use of) such shelf registration statement until such time as there are no registrable shares.  Once the shelf registration statement covering the registrable shares is effective, certain members of the Vintage Group will have the right to request that Liberty initiate a demand underwritten offering related to registrable shares, subject to certain limitations.  Certain members of the Vintage Group holding registrable shares, collectively, will have the right to request no more than an aggregate of two such demand underwritten offerings in any 12-month period.  Additionally, pursuant to the registration rights agreement, Liberty has granted the registration rights holders piggyback registration rights on the terms and conditions set forth therein.

The foregoing description of the registration rights agreement is not complete and is qualified in its entirety to the complete text of the registration rights agreement, a copy of which is filed as Exhibit 10.2 to Liberty’s Current Report on Form 8-K filed with the SEC on July 11, 2019, and is incorporated herein by reference.

VOTING AGREEMENTS

Concurrently with the execution of the business combination agreement, Liberty entered into voting agreements (the “voting agreements”) with (i) Tributum and certain other affiliates of Vintage, (ii) B. Riley and certain of its affiliates and (iii) each of the Buddy’s equity holders. Pursuant to the terms of the voting agreements, each of the parties thereto (other than Liberty) agreed to, among other things, vote all of their shares of Liberty common stock and Liberty preferred stock in favor of the Liberty charter amendments. In addition, subject to certain exceptions set forth in the voting agreements, the Vintage Group agreed not to acquire any additional shares of Liberty capital stock to the extent that any such acquisition would cause Vintage and its affiliates to beneficially own more than 105% of the amount of Liberty capital stock that Vintage and its affiliates hold after the completion of the offer until the date that Vintage and its affiliates cease to beneficially own at least 15% of the outstanding voting stock of Liberty, and Tributum and certain other affiliates of Vintage and B. Riley and its affiliates have also agreed not to tender their shares of Liberty common stock in the offer.

The foregoing description of the voting agreements is not complete and is qualified in its entirety to the complete text of the voting agreements, copies of which are filed as Exhibits 10.3, 10.4 and 10.5 to Liberty’s Current Report on Form 8-K filed with the SEC on July 11, 2019, and is incorporated herein by reference.

TAX RECEIVABLE AGREEMENT

Concurrently with the execution of the business combination agreement, Liberty and the Buddy’s equity holders entered into an income tax receivable agreement (the “tax receivable agreement”). Subject to certain exceptions set forth in the tax receivable agreement, the tax receivable agreement generally provides for the payment by Liberty to the Buddy’s equity holders of 40% of Liberty’s realized tax benefit resulting from a redemption of New Holdco common units and Liberty preferred stock in exchange for Liberty common stock. Liberty generally will retain the benefit of the remaining 60% of any such tax benefit.

The foregoing description of the tax receivable agreement is not complete and is qualified in its entirety to the complete text of the tax receivable agreement, a copy of which is filed as Exhibit 10.6 to Liberty’s Current Report on Form 8-K filed with the SEC on July 11, 2019, and is incorporated herein by reference.

11.	Certain Information About Liberty

GENERAL

Liberty is one of the leading providers of tax preparation services in the United States and Canada. Although Liberty operates a limited number of company-owned offices each tax season, Liberty’s tax preparation services and related tax settlement products are offered primarily through franchised locations. The majority of Liberty’s offices are operated under the Liberty Tax Service or SiempreTax+ brands. Liberty also provides an online digital Do-It-Yourself (“DIY”) tax program in the United States.

Liberty’s business involves providing retail federal and state income tax preparation services and related tax settlement products in the United States and Canada. Liberty’s focus is on growing the number of Liberty Tax and SiempreTax+ offices, increasing the number of tax returns prepared by those offices, and enhancing profitability by offering services and products that continue to build both brands.

The tax return preparation market is divided into two primary distinct sectors: paid tax preparation and DIY preparation. Approximately 56% of U.S. e-filed returns during the 2019 tax season were prepared by paid preparers. Through the Liberty franchised locations and company-owned offices, Liberty offers tax preparation services and related financial products to Liberty’s customers. The services and products are designed to provide streamlined tax preparation services for taxpayers who, for reasons of complexity, convenience, or the need for prompt tax refunds, seek assisted tax preparation services. In the 2019 tax season, Liberty and its franchisees accounted for 1.3 million tax returns filed through U.S. retail offices, 0.4 million through Canadian retail offices, and 0.1 million through Liberty’s online tax programs.

RECENT DEVELOPMENTS

On July 10, 2019, Liberty entered into the business combination agreement and acquired all of the outstanding equity interests in Buddy’s through the merger. See Section 10 for further information about the merger and related transactions.

Buddy’s was a privately held specialty retailer organized in 2012 and engaged in the business of leasing and selling consumer electronics, residential furniture, appliances and household accessories. Buddy’s operates retail stores under the trade name Buddy’s Home Furnishings primarily in the Southeast. Buddy’s Franchising and Licensing, LLC, a wholly-owned subsidiary of Buddy’s, is in the business of selling and supporting franchises engaged in the business of leasing and selling consumer electronics, residential furniture, appliances and household accessories in markets primarily throughout the United States. As of the date of this offer to purchase, Buddy’s has a total of 294 company and franchisee locations across the U.S. and in Guam. Prior to giving effect to the merger, members of the Vintage Group owned approximately 59.7% of the outstanding equity interests in Buddy’s.

Buddy’s Corporate and Buddy’s Partners Segments

Buddy’s corporate segment consists of 35 owned stores, all located in Florida. The corporate owned stores serve a critical purpose to Buddy’s business providing for operational initiatives, tweaks to the Buddy’s model, and experimental pricing and marketing techniques. While franchisees are afforded flexibility around their day-to-day operations, consistent outperformance by the corporate stores versus the rest of the stores incentivizes franchisees to conform to the corporate model.

Buddy’s partners segment consists of 24 franchised stores currently owned by Brian Kahn, which Buddy’s plan to consolidate into the Buddy’s’ corporate-owned store portfolio in the weeks following the merger and other transactions contemplated by the business combination agreement. The Buddy’s partners program has served as a tool to recruit operating talent from competitors.

Buddy’s Franchise Segment

Buddy’s has the largest number of franchised rent-to-own stores in North America, consisting of 235 units as of March 31, 2019. Franchisees typically enter into franchise agreement with Buddy’s with a ten year term and requiring the payment of a royalty fee equal to 6.0% of the franchise’s gross revenues. Franchisees have discretion over their pricing models and inventory selection.

Certain historical financial information for Buddy’s is included in Liberty’s Current Report on Form 8-K furnished with the SEC on August 1, 2019, which is incorporated herein by reference. See also Section 13 for certain pro forma operating and financial information related to the merger and related transactions.

LIBERTY’S EMPLOYEES

As of July 20, 2019, Liberty employed 690 employees, consisting of 258 employees in its corporate operations, primarily located in Virginia Beach, Virginia, 192 employees at company-owned tax preparation offices, and 240 employees employed by Buddy’s. Liberty considers its relationships with its employees to be good.

LIBERTY’S HEADQUARTERS

Liberty’s principal executive offices are located at 1716 Corporate Landing Parkway, Virginia Beach, Virginia 23454.

LIBERTY’S DIRECTORS AND OFFICERS

The following is a list of Liberty’s directors and officers and provides certain information regarding such persons as of the date of this offer to purchase.

Directors

Matthew Avril. Mr. Avril, age 58, has served as a Director of Liberty since September 2018 and is a self-employed consultant. He is currently a member of the strategic advisory board of Vintage Capital Management, LLC. Since January 2018, he has been a director of Babcock & Wilcox. From November 2016 to March 2017, he served as Chief Executive Officer of Diamond Resorts International, Inc., a company in the hospitality and vacation ownership industries. From July 2014 until June 2016, Mr. Avril was a director of Aaron’s, Inc. From March 2011 to April 2016, Mr. Avril was a director of API Technologies. From February 2015 to March 2016, he was consultant to and Chief Executive Officer-elect for Vistana Signature Experiences, Inc. (“Vistana”), a vacation ownership business. Previously, he served as President, Hotel Group, for Starwood Hotels & Resorts Worldwide, Inc. (“Starwood”), an international hotel and leisure company, from August 2008 to July 2012. From 2002 to 2008, he served in a number of executive leadership positions with Starwood, and from 1989 to 1998, held various senior leadership positions with Vistana. Mr. Avril’s management background provides substantial additional expertise to the Board. Mr. Avril is a Certified Public Accountant (inactive status). Mr. Avril received a B.S. from the University of Miami.

Patrick A. Cozza. Mr. Cozza, age 63, has served as a Director of Liberty since May 2018 and is managing partner of Cozza Enterprises, LLC, a firm that provides strategic consultation and executive coaching services, a position he has held since January 2014. Mr. Cozza also serves as an Executive in Residence and Lecturer, Wealth Management, at the Silberman College of Business, Fairleigh Dickinson University. Mr. Cozza was formerly Chairman and Chief Executive Officer of HSBC Insurance North America, which operated four insurance companies with operations in the United States, Canada, Mexico, India and the United Kingdom, from January 2006 to December 2014. Concurrently, Mr. Cozza served as Senior Executive Vice President, Retail Banking and Wealth Management - North America for HSBC from January 2011 to December 2014, and previously served as Group Executive, Taxpayer Financial Services and North America and Mexico Insurance for HSBC from January 2002 to December 2006. HSBC Holdings plc is one of the world’s largest banking and financial services organizations. Mr. Cozza was also Chief Executive Officer of Taxpayer Financial Services from 2000 to 2002 and held a variety of senior leadership positions, including Chief Financial Officer, Chief Operating Officer and President of the Beneficial Insurance Group subsidiaries of Beneficial Corporation from 1985 to 1998. Mr. Cozza serves on the Boards of Directors of Scottish Re Life Insurance Company, the National Association of Corporate Directors New Jersey Chapter, Junior Achievement of New Jersey and the Silberman College of Business at Fairleigh Dickinson University. Mr. Cozza provides substantial management, leadership and strategic business experience and expertise to the Board of Directors. Mr. Cozza received a B.S. from Seton Hall University and an M.B.A. from Fairleigh Dickinson University.

Thomas Herskovits. Mr. Herskovits, age 72, served as a Director of Liberty from October 2015 until November 2017 and was reappointed to serve as a Director in March 2018. Since 2014, Mr. Herskovits has been managing director of Feldman Advisors, a middle market investment banking firm based in Chicago, and since 1996, he has managed private investments through Herskovits Enterprises. From 2013 through February 2014, he was CEO of WinView, Inc., a technology company. He served on the Board of Directors of that privately-held company from 2012 to 2015. He previously served as non-operating Chairman of the Board of Directors of Natural Golf Corporation, a golf equipment and instruction company, as President & CEO of Specialty Foods, and as President of Kraft Dairy and Frozen Products. Mr. Herskovits was President of the Breakfast Foods Division of General Foods and spent the first nine years of his career in brand management at The Procter & Gamble Company. Mr. Herskovits’ management, finance and consumer products backgrounds provide substantial additional expertise to the Board. Mr. Herskovits received a B.S. in Architecture and Finance and an M.B.A. in Finance and Marketing from Syracuse University.

Brian R. Kahn. Mr. Kahn, age 45, has served as a Director of Liberty since September 2018 and founded and has served as the investment manager of Vintage and its predecessor, Kahn Capital Management, LLC, since 1998. Vintage is a value-oriented, operations-focused, private and public equity investor specializing in the consumer, aerospace and defense, and manufacturing sectors. Since 2012, Mr. Kahn has served as Chairman of the Board of Buddy’s Newco LLC, an operator and franchisor of rent-to-own stores under the banners of Buddy’s Home Furnishings, Flexi Compras Corp., and Good-to-Go Wheels and Tires. Since January 2018, Mr. Kahn has been a director of Babcock & Wilcox Enterprises, Inc. (“Babcock & Wilcox”), a global leader in energy and environmental technologies and services for the power and industrial markets. Previously, Mr. Kahn was the Chairman of the board of directors of API Technologies Corporation from 2011 until 2016 and White Electronic Designs Corporation from 2009 until 2010. Mr. Kahn has also served as a director of Aaron’s, Inc., a leader in the sales and lease ownership and specialty retailing of residential furniture, consumer electronics, home appliances and accessories from 2014 until 2015 and Integral Systems, Inc., a provider of products, systems and services for satellite command and control, telemetry and digital signal processing, data communications, enterprise network management and communications information assurance, from 2011 to 2012. Mr. Kahn brings to the Board extensive management and consumer finance expertise, as well as public company experience. Mr. Kahn received a B.A. from Harvard University.

Andrew M. Laurence. Mr. Laurence, age 44, has served as a Director of Liberty since September 2018 and is a partner of Vintage. Mr. Laurence joined Vintage in January 2010 and is responsible for all aspects of its transaction sourcing, due diligence and execution. Mr. Laurence served as Corporate Secretary of API Technologies from January 2011 until February 2016; he also served as Vice President of Finance and Chief Accounting Officer from January 2011 to June 2011. Since January 2015, Mr. Laurence has been a director and member of the audit committee of IEC Electronics Corp., a provider of electronic manufacturing services to advanced technology companies that produce life-saving and mission critical products for the medical, industrial, aerospace and defense sectors. Mr. Laurence also serves as a director of Energes Services, LLC, an oilfield services company located in Colorado and as Manager of East Coast Welding & Fabrication, LLC, a metals fabrication business based in Massachusetts. He is also a director of non-profits Good Sports, Inc. and Beth Israel Deaconess Hospital - Milton. Mr. Laurence’s finance experience provides substantial expertise to the Board. Mr. Laurence received a B.A. from Harvard University.

Lawrence Miller. Mr. Miller, age 70, has served as a Director of Liberty since May 2018 and is the founder and Vice Chairman of the Board of Directors of StoneMor Partners L.P., an owner and operator of cemeteries and funeral homes in the United States. From April 2004 to May 2017, Mr. Miller was Chairman of the Board, President and Chief Executive Officer of StoneMor Partners L.P. He also served as the Chief Executive Officer and President of Cornerstone Family Services from March 1999 through April 2004. Prior to joining Cornerstone, Mr. Miller was employed by The Loewen Group, Inc. (now known as the Alderwoods Group, Inc.), where he served in various management positions, including Executive Vice President of Operations from January 1997 until June 1998, and President of the Cemetery Division from March of 1995 until December 1996. Prior to joining The Loewen Group, Mr. Miller served as President and Chief Executive Officer of Osiris Holding Corporation, a private consolidator of cemeteries and funeral homes of which Mr. Miller was a one-third owner, from November 1987 until March 1995, when Osiris was sold to The Loewen Group. Mr. Miller served as President and Chief Operating Officer of Morlan International, Inc., one of the first publicly traded cemetery and funeral home consolidators from 1982 until 1987, when Morlan was sold to Service Corporation International. Mr. Miller brings to the Board of Directors extensive operating and managerial expertise, excellent leadership skills and significant experience in advancing growth strategies, including acquisitions and strategic alliances. Mr. Miller received a B.B.A and an M.B.A. in Finance from Temple University.

G. William Minner, Jr. Mr. Minner, age 66, has served as a Director of Liberty since February 2018. Since 1996, Mr. Minner has served as a contract Chief Financial Officer and consultant with responsibilities for finance and administration to over 25 companies. From June 1991 to December 1995, Mr. Minner served as Chairman, President and Chief Executive Officer of Suburban Federal Savings Bank in Collingdale, Pennsylvania. From December 1988 to May 1991, Mr. Minner served in various positions with Atlantic Financial Savings, F.A., including Senior Vice President - Credit and First Vice President - Loan Workout. Previously, Mr. Minner served as Audit Manager and Controller for the mortgage subsidiary of Magnet Bank, FSB from July 1984 to December 1988. Mr. Minner is a Certified Public Accountant. Mr. Minner has substantial experience in the financial services industry, including banking, lending, risk management, treasury management, financial analysis, SEC reporting, taxation, accounting and commercial real estate development. Mr. Minner qualifies as an audit committee financial expert under SEC rules. Mr. Minner received an M.B.A. and M.S. in Accounting from Marshall University.

Bryant R. Riley. Mr. Riley, age 52, has served as a Director of Liberty since September 2018 and has served as Chief Executive Officer and Chairman of B. Riley Financial, Inc. (“B. Riley”), a leader in providing a diverse suite of financial services and solutions for public and private companies as well as high net worth individuals, since June 2014, and as a director since August 2009. From July 2017 to July 2018, Mr. Riley served as the Co-Chief Executive Officer of B. Riley FBR, Inc. (formerly FBR Capital Markets & Co., LLC), and previously he served as the Chairman of B. Riley & Co., LLC since founding the stock brokerage firm in 1997 and served as Chief Executive Officer of B. Riley & Co., LLC from 1997 to 2006. He also previously served as Chairman of DDi Corp from May 2007 to May 2012 and Chairman of Lightbridge Communications Corporation (“LCC”) from October 2009 to October 2015. He also previously served on the boards of Cadiz Inc. from April 2013 to June 2014, Strasbaugh from July 2010 to August 2013, and STR Holdings, Inc. from March 2014 to August 2014. Mr. Riley’s public company experience, as well as his management expertise, provides substantial additional expertise to the Board. He also served on the board of directors for several private companies. Mr. Riley received a B.S. from Lehigh University.

Kenneth M. Young. Mr. Young, age 55, has served as a Director of Liberty since September 2018 and currently serves as President of B. Riley. In addition, Mr. Young serves as Chief Executive Officer for B. Riley Principal Investments, a wholly-owned subsidiary of B. Riley, which acquires, invests and operates harvest opportunities across several verticals, including communications, media, construction, and retail, with a focus on maximizing cash flows through operational expertise. Mr. Young has served on the boards of Orion Energy Systems, Inc., a manufacturer of high quality, industry leading LED lighting products, since August 2017 and Globalstar, Inc., a provider of mobile satellite services, since September 2015, and bebe stores, inc., a global brand clothing retailer, since January 2018. He also served on the boards of Proxim Wireless Corporation from December 2016 until July 2018, Special Diversified Opportunities Inc. from March 2015 until May 2017, where he served on the compensation committee, and B. Riley from December 2014 to September 2016, where he was the chair of the audit committee and served on the compensation committees and governance committees. Mr. Young has 30 years of operational, executive and director experience primarily within the communications and finance industry. Previously, he served as Chief Marketing Officer and Chief Operating Officer of the Americas at LCC from 2006 to 2008 before serving as President and Chief Executive Officer from 2008 to 2016. Prior to joining LCC, Mr. Young held various senior executive positions with multiple corporations, including Liberty Media’s TruePosition Location Services subsidiary. Additionally, Mr. Young held senior positions within Cingular Wireless, SBC Wireless, Southwestern Bell Telephone and AT&T as part of his 16-year tenure within the now combined AT&T Corporation. Mr. Young’s background in finance, as well as his management skills, provide valuable experience to the Board of Directors. Mr. Young holds a B.S. from Graceland University and an MBA from the University of Southern Illinois.

Officers

M. Brent Turner.   Mr. Turner, age 48, has served as the Interim President and Chief Executive Officer of Liberty since June 2019. Mr. Turner previously served as a consultant to Liberty from September 2018 to June 2019. In addition, Mr. Turner served as Founder and CEO of Motus Advisors, a financial services consulting company. Prior to founding Motus Advisors, Mr. Turner served as Executive Vice President, Head of Consumer Lending and Tax for MetaBank, a federally chartered savings bank, since December 2016. Prior to joining MetaBank, Mr. Turner served as Founder and CEO of Specialty Consumer Services LP, a provider of technology, underwriting and consulting services to national tax return preparation companies, substantially all of the assets of which were acquired by MetaBank and its holding company, Meta Financial Group, Inc., in November 2016. Prior to founding Specialty Consumer Services LP, Mr. Turner severed as President of eCommerce for EZCORP. Mr. Turner holds a Bachelor of Arts in Finance from West Texas A&M University and a Master of Business Administration from Southern Methodist University’s Cox School of Business.

Michael S. Piper. Mr. Piper, age 56, has served as our Chief Financial Officer since June 2018. From January 2018 until prior to rejoining Liberty, Mr. Piper served as Chief Financial Officer of CDYNE Corporation, a web service solution provider and as a consultant to CDYNE Corporation from October 2017 through December 2017. Mr. Piper previously served as Liberty’s Vice President of Financial Products from December 2014 to September 2017. In addition, from August 2004 to December 2014, Mr. Piper served Liberty in other roles, including Director of Finance and Director of Financial Products. Prior to initially joining Liberty, and from July 2002 to August 2004, Mr. Piper served as Associate Vice President of Finance for Amerigroup Corporation. Mr. Piper is a Certified Public Accountant.

Shaun York. Mr. York, age 38, has served as the Chief Operating Officer of Liberty since February 2018. Mr. York has been involved with Liberty since 2003 when he started working with the Central Florida area developers.  He joined the Liberty as a franchisee in October of 2003.  Currently he owns multiple franchise locations in the Tampa, Florida area.  Over the last ten years, Mr. York has been an area developer in Tampa, Polk County and Brevard County in Florida and in Birmingham, Alabama (the latter of which was sold in 2016). Over the past five years, Mr. York has periodically worked as a consultant or an employee of Liberty, serving in various operations roles.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

THE MERGER AND RELATED TRANSACTIONS

Please see Section 10 regarding agreements and transactions entered into by Liberty with Buddy’s, Buddy’s equity holders, members of the Vintage Group and B. Riley and certain of its affiliates in connection with the merger and other transactions contemplated by the business combination agreement.

SHAUN YORK’S FRANCHISES AND AD AGREEMENTS

Liberty is or was a participant in the following related party transactions with Mr. York since the beginning of Fiscal 2019:

York Franchises. Mr. York owns ten Liberty franchises through S&P Tampa Tax LLC, and My Business Group LLC (the “York Franchise Entities”). The York Franchise Entities borrow operating funds from Liberty for working capital to operate the franchises each year.

During Fiscal 2019, the York Franchise Entities borrowed operating funds in the amount of $287,290, of which $22,015 remained outstanding and payable to Liberty as of April 30, 2019. In addition, during Fiscal 2019 Liberty recorded $192,833 of accounts receivable from the York Franchise Entities for royalties, advertising and financial product charges, of which $46,616 remained outstanding and payable to Liberty as of April 30, 2019.

York Area Development Arrangements. York has area development arrangements with Liberty that are conducted through Yorkompany LLC and S&P Tampa Development LLC (the “York AD Entities”). The York AD Entities were acquired by Mr. York through various transactions with Liberty and through third party agreements with area developer sellers. In connection with those transactions, the York AD Entities financed a total of $4,059,460 through Liberty to acquire the area development territories and associated rights. The loans are payable by the York AD Entities in annual installments at 12% interest. As of April 30, 2019, the aggregate outstanding principal balance owed by the York AD Entities on the notes was $1,780,000.

In Fiscal 2019, Liberty recorded $9,749 of accounts receivable from the York AD Entities for new franchise leads and interest, of which $1,094 remains unpaid as of April 30, 2019. The York AD Entities earned $517,069 for their portion of franchise fees, royalties and interest in Fiscal 2019.

York Debt Guarantees. Mr. York also has entered into multiple guarantee agreements with Liberty whereby Mr. York has guaranteed all or a portion of the indebtedness owed by other franchisees and area developers to Liberty as related to certain financial transactions for which Mr. York had an interest. The indebtedness owed by these franchisees and area developers as of April 30, 2019 is approximately $2,249,811.

ADDITIONAL INFORMATION

Liberty is subject to the informational requirements of the Exchange Act, and files annual, quarterly and special reports, proxy statements and other information with the SEC. You may access filed documents at the SEC’s website at www.sec.gov.

INCORPORATION BY REFERENCE

The SEC allows Liberty to incorporate by reference the information it files with the SEC, which means that it can disclose important information to you by referring to those documents. The information incorporated by reference is an important part of this offer to purchase, and information that Liberty files later with the SEC will automatically update and supersede this information. Liberty incorporates by reference the following documents which it has filed with the SEC (File No. 001-35588):

•	Liberty’s Annual Report on Form 10-K for the fiscal year ended April 30, 2019;

•	Liberty’s Current Report on Form 8-K filed with the SEC on July 11, 2019;

•	Liberty’s Current Report on Form 8-K furnished to the SEC on August 1, 2019;

•	the description of the Liberty common stock contained in Liberty’s Registration Statement on Form S-3 filed with the SEC on October 23, 2014, as amended; and

•	all documents filed by Liberty with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this offer to purchase and before the termination of the offer.

12.	SELECTED HISTORICAL FINANCIAL DATA OF BUDDY’S

The selected historical consolidated statements of operations data for Buddy’s for the years ended December 31, 2018, December 31, 2017 and December 31, 2016 and the related selected historical consolidated balance sheet data as of December 31, 2018, December 31, 2017 and December 31, 2016 have been derived from the Buddy’s audited historical consolidated financial statements and notes thereto, copies of which have been furnished as Exhibit 99.2 to Liberty’s Current Report on Form 8-K furnished with the SEC on August 1, 2019, and are incorporated herein by reference. The selected historical consolidated statements of operations data for the three months ended March 31, 2019 and March 31, 2018 and the related selected historical combined balance sheet data as of March 31, 2019 have been derived from the unaudited historical consolidated financial statements of Buddy’s, copies of which have been furnished as Exhibit 99.1 to Liberty’s Current Report on Form 8-K furnished with the SEC on August 1, 2019, and are incorporated herein by reference.

	Three Months Ended		Years Ended
Dollars in thousands	March 31,	March 31,	December 31,	December 31,	December 31,
	2019 (1)	2018	2018	2017	2016
Results of Operations Data:
Total revenue	$13,924	$14,855	$56,465	$63,216	$51,307
Operating income	4,073	3,214	10,412	9,042	9,828
Net income	3,731	2,725	8,823	4,859	8,552

As of

Dollars in thousands	March 31,	December 31,	December 31,	December 31,
	2019 (1)	2018	2017	2016
Balance Sheet Data:
Total assets	$38,733	$38,813	$49,389	$53,665
Total equity	7,240	3,509	13,877	9,018

(1)	The unaudited results of operation data of Buddy’s for the three months ended March 31, 2019 and the unaudited balance sheet data of Buddy’s as of March 31, 2019 are exclusive of the operations of Flexi Buddy's, BGTG LLC and 1357 LLC as these entities were divested by Buddy’s in December 2018.

13.	Unaudited Pro Forma Combined Financial Statements of the Combined Company and Related Notes

Introduction

The following unaudited pro forma combined financial statements as of and for the fiscal year ended April 30, 2019 are based on the historical financial statements of Liberty and Buddy’s, after giving effect to the merger, the completion of the offer and the related debt and equity financings described in detail in Section 8 under the headings “EQUITY FINANCING” and “DEBT FINANCING” (together, the “Transactions”). The unaudited pro forma combined financial statements are based on the assumptions, adjustments and eliminations described in the accompanying notes to the unaudited pro forma combined financial statements.

The unaudited pro forma combined statement of operations for the fiscal year ended April 30, 2019 combines the historical consolidated statement of operations for the fiscal year ended April 30, 2019 of Liberty and the historical consolidated trailing twelve-month statement of operations for the period ended March 31, 2019 of Buddy’s, giving effect to the Transactions as if they had occurred on the first day of the fiscal year, May 1, 2018. The unaudited pro forma combined balance sheet as of April 30, 2019 combines the historical consolidated balance sheet of Liberty as of April 30, 2019 and the historical consolidated balance sheet of Buddy’s as of March 31, 2019, giving effect to the Transactions as if they had occurred on April 30, 2019.

The unaudited pro forma combined financial statements were prepared using the acquisition method of accounting, with Liberty considered the accounting acquirer of Buddy’s. Liberty is expected to be the accounting acquirer based on the following factors:

•	key management positions, including the CEO and CFO, are held by Liberty management;

•	the Board is comprised of all existing board members of Liberty and no additional seats will be held or selected by the pre-closing members of Buddy’s;
•	Liberty is the larger entity based on the size of assets, revenues, employees and other key operational metrics; and
•	immediately after giving effect to the Transactions and assuming Liberty stockholders will accept the offer for 3.3 million shares of Liberty common stock, or approximately $40.0 million, and based on the other assumptions regarding the offer described below, the pre-closing members of Buddy’s would continue to hold an approximately 36.42% non-controlling interest in New Holdco and the pre-closing stockholders of Liberty (together with certain members of the Vintage Group and pre-closing members of Buddy’s that hold Liberty common stock directly following the offer) would hold an approximately 63.58% controlling interest in New Holdco.

The relative equity interests in Liberty to be held by the pre-closing Liberty stockholders and the pre-closing members of Buddy’s will depend on the outcome of the offer, including any additional equity commitments made by the Vintage Group or other members of Buddy’s. For purposes of the accounting acquirer determination as set forth herein, Liberty has assumed, based on its best estimate, that Liberty stockholders will accept the offer for 3.3 million shares of Liberty common stock, or approximately $40.0 million. Liberty will finalize its determination of the accounting acquirer following the consummation of the Transactions, but currently does not believe the expected outcome of the offer would affect its preliminary conclusion. The minimum and maximum tender offer scenarios are discussed below.

Under the acquisition method of accounting, the preliminary purchase price is allocated to the underlying tangible and intangible assets acquired and liabilities assumed based on their respective fair market values, with any excess purchase price allocated to goodwill. The pro forma purchase price allocation was based on an estimate of the fair market values of the tangible and intangible assets and liabilities related to Buddy’s. Liberty considered multiple factors in arriving at the estimated fair market values, which were based on a preliminary and limited review of the assets and liabilities related to Buddy’s to be acquired. Following the consummation of the Transactions, Liberty expects to complete the purchase price allocation after considering Buddy’s assets and liabilities at the level of detail necessary to finalize the required purchase price allocation under the acquisition method of accounting. The final purchase price allocation may be different than that reflected in the pro forma purchase price allocation presented herein, and this difference may be material.

The unaudited pro forma combined financial statements contain only adjustments that are factually supportable and directly attributable to the Transactions and do not reflect the costs of any integration activities or benefits that may result from realization of future revenue growth or operational synergies expected to result from the Transactions.

Liberty has a fiscal year ending on April 30 while Buddy’s reports its results of operations on a calendar year basis. As a result, the historical statement of operations for the fiscal year ended December 31, 2018 of Buddy’s has been adjusted to reflect a trailing twelve-month period ending March 31, 2019 by adding Buddy’s’ statement of operations for the three months ended March 31, 2019 and subtracting Buddy’s statement of operations for the three months ended March 31, 2018.

The unaudited pro forma combined financial information set forth below give effect to the Transactions and the application of the acquisition method of accounting in connection with the merger.

The unaudited pro forma combined financial statements should be read in conjunction with:

•	the accompanying notes to the unaudited pro forma combined financial statements;
•	Liberty’s audited historical consolidated financial statements and related notes for the year ended April 30, 2019, which are incorporated herein by reference (See Section 11 under the heading “CERTAIN INFORMATION ABOUT LIBERTY – INCORPORATION BY REFERENCE”); and
•	Buddy’s’ audited and unaudited historical consolidated financial statements and related notes for the fiscal year ended December 31, 2018 and as of and for the three months ended March 31, 2019 and March 31, 2018, which are incorporated herein by reference (See Section 11 under the heading “CERTAIN INFORMATION ABOUT LIBERTY – INCORPORATION BY REFERENCE”).

Description of the Transactions

Pursuant to the business combination agreement, Liberty and Buddy’s have consummated the merger whereby Buddy’s has become a wholly-owned subsidiary of New Holdco. In connection with the merger, Liberty has formed New Holdco, which holds all of Liberty’s and Buddy’s operating subsidiaries. In connection with the business combination agreement and the merger, Liberty designated the Liberty preferred stock pursuant to the certificate of designation. The certificate of designation, which was approved by the Board on July 10, 2019, and filed by Liberty with the Secretary of State of the State of Delaware on July 10, 2019, designates 1,616,667 shares of Liberty preferred stock, substantially all of which were issued to the Buddy’s equity holders as consideration in the merger along with approximately 8,083,333 New Holdco common units. Buddy’s equity holders have the option to exchange each New Holdco common unit and one-fifth (1/5) of a share of Liberty preferred stock, respectively, for one share of Liberty common stock beginning six months following the date of the merger, provided, however that the Board, in its sole discretion, may waive the application of the six-month period. The certificate of designation also provides for a mandatory redemption in shares of Liberty common stock under the terms stated above upon a change in control event with respect to Liberty or New Holdco. Following the merger, Liberty became the sole managing member of New Holdco and will consolidate New Holdco for financial reporting purpose. The New Holdco common units held by Buddy’s equity holders will be recorded as a non-controlling interest on the consolidated financial statements.

Concurrently with the execution of the business combination agreement, Liberty and the Buddy’s equity holders entered into the tax receivable agreement. Subject to certain exceptions set forth in the tax receivable agreement, the tax receivable agreement generally provides that Liberty will pay the Buddy’s equity holders 40% of the cash savings, if any, in federal, state and local taxes that Liberty realizes or is deemed to realize as a result of any increase in tax basis of the assets of New Holdco resulting from future redemptions or exchanges of New Holdco common units held by Buddy’s equity holders. In connection with the merger, none of the New Holdco common units are expected to be purchased or exchanged by Liberty and the Buddy’s equity holders and therefore an initial tax receivable liability is not anticipated. However, subsequent to the merger, the effects of each purchase or exchange of New Holdco common units may result in adjustments to record a change in deferred tax balances, tax receivable liabilities equal to 40% of the estimated realizable tax benefits, and an increase to additional paid-in capital for the remainder. The total amount of future payments under the tax receivable agreement could be substantial. However, Liberty is not able to anticipate the expected timing of, or quantify the dollar amount of, these payments. The timing and amount of these payments will depend on a number of factors, including, among other things, (1) the amount and timing of future exchanges of New Holdco common units by the Buddy’s equity holders, and the extent to which these exchanges are taxable, (2) the price per share of the Liberty common stock at the time of any exchange, (3) the amount and timing of future income against which to offset the potential tax benefits resulting from the subsequent exchange of New Holdco common units pursuant to the certificate of designation and (4) the tax laws then in effect.

Following the merger, Liberty is commencing the offer to acquire any and all outstanding shares of Liberty common stock other than shares of Liberty common stock held by the Vintage Group and B. Riley and certain of its affiliates, who have agreed not to tender their shares of Liberty common stock in the offer, for a price per share of $12.00 in cash. The offer is not conditioned on any minimum number of shares of Liberty common being tendered. The offer and transaction costs related to the merger would be financed through:

•	Term loan financing: Buddy’s has executed the Buddy’s credit agreement with various lenders from time to time party thereto and Kayne Solutions Fund, L.P., as administrative agent and as collateral agent, with proceeds, net of financing costs, of approximately $80.2 million. Approximately $25.0 million of the Buddy’s term loan has been used to prepay and terminate the outstanding revolving credit facility of Buddy’s and certain other persons with Texas Capital Bank, National Association, and the remaining amount would be used to finance the offer and merger costs.

•	Equity investment from Tributum: Contemporaneously with the consummation of the merger and pursuant to the closing subscription agreement, Tributum, a member of the Vintage Group, purchased approximately 2,083,333 shares of Liberty common stock at a purchase price of $12.00 per share, for an aggregate purchase price of $25.0 million in cash. Such commitment would finance the first $25 million of tender offer acceptances.

•	Additional equity commitments from Tributum: To the extent that total tender offer acceptances exceed the available proceeds from the Buddy’s term loan, the Liberty revolving credit agreement and the closing subscription agreement, Tributum has entered into a binding commitment to finance the remainder of any financing needs, if applicable, resulting from the offer by entering into the post-closing subscription agreement. Pursuant to the post-closing subscription agreement, Tributum has agreed to purchase a number of shares of Liberty’s common stock at a purchase price of $12.00 per share to finance the tender offer. The purchase price under the post-closing subscription agreement will not exceed $40 million in the aggregate.

The unaudited pro forma combined financial information has been prepared based on Liberty’s best estimate that Liberty stockholders will accept the offer for 3.3 million shares of Liberty common stock, or approximately $40.0 million. However, Liberty has also considered a range of potential outcomes resulting from the offer:

•	Minimum acceptances: This scenario assumes that no Liberty stockholder accepts the offer with respect to its shares of Liberty common stock. Under this scenario, the additional Buddy’s term loan debt proceeds will be used for payment of transaction costs and expenses and general operating purposes. In addition, Liberty has issued approximately 2,083,333 shares of common stock to Tributum in exchange for a $25.0 million investment at a purchase price of $12.00 per share. In this scenario, the full amount of the Tributum investment (net of any transaction costs and expenses) would be contributed to New Holdco in exchange for the issuance of New Holdco common units to Liberty at a price per unit equal to $12.00, which would result in the pre-closing members of Buddy’s holding an approximately 33.29% non-controlling interest in New Holdco.

•	Maximum acceptances: This scenario assumes that all Liberty stockholders (other than the Vintage Group and B. Riley and certain of its affiliates) holding approximately 8.9 million shares of Liberty common stock accept the offer for a value of $12.00 per share, or $107 million. Accordingly, the offer would be financed by the initial Tributum equity commitment of $25 million, additional term loan debt financing under the Buddy’s term loan and the additional equity commitment by Tributum pursuant to the post-closing subscription agreement. In this scenario, the pre-closing members of Buddy’s would continue to hold an approximately 36.42% non-controlling interest in New Holdco as equity contributions from Tributum to Liberty under the closing subscription agreement and the post-closing subscription agreement would be used to purchase shares of Liberty common stock in the offer resulting in no change to the equity ownership at New Holdco. Further, the applicable portion of the proceeds from the Buddy’s term loan would be distributed on a pro rata basis to Liberty and the pre-closing members of Buddy’s in their capacities as New Holdco members to pay for a portion of the offer (and any transaction costs and expenses) to the extent certain other sources of funding such as the closing subscription agreement are insufficient to fund the offer and a pro rata portion of the New Holdco common units held by Liberty and the pre-closing members of Buddy’s would be redeemed in connection with such distribution. The pre-closing members of Buddy’s would then re-invest those distributed proceeds in Liberty in exchange for shares of Liberty common stock at a per share price of $12.00 per share in order for Liberty to fund a portion of the offer. In addition, such scenario could affect Liberty’s determination of the accounting acquirer given that the pre-closing Buddy’s members and certain members of the Vintage Group would hold approximately 72.66% of the Liberty common stock after giving effect to the Transactions (including the merger and the offer) in this scenario. Liberty will finalize its conclusions regarding the accounting acquirer determination following the closing of the Transactions. As the maximum acceptance scenario is not considered likely, the pro forma combined financial statements do not reflect this outcome. If Buddy’s were deemed to be the accounting acquirer, the assets and liabilities of Liberty would be recognized at their respective fair value and the pro forma combined financial statements would be materially different.

The unaudited pro forma combined financial statements are provided for illustrative purposes only and do not purport to represent what the actual consolidated results of operations or financial position of the Combined Company (as defined below) would have been had the Transactions occurred on the dates assumed, nor are they necessarily indicative of future consolidated results of operations or financial position of the Combined Company on a standalone basis.

	Unaudited Pro Forma Combined Statement of Operations
	Year Ended April 30, 2019

	Historical Liberty	Adjusted Buddy's (Note 2)

Dollars in thousands, except per share amounts	Year Ended April 30, 2019	Year Ended March 31, 2019	Acquisition Pro Forma Adjustments (Note 3)		Financing and offer Pro Forma Adjustments (Note 4)		Pro Forma Combined Year Ended April 30, 2019
Revenue:

Franchise fees	2,766	-	-		-		2,766
Area Developer fees	3,146	-	-		-		3,146
Royalties and advertising fees	63,716	15,736	-		-		79,452
Financial products	33,478	-	-		-		33,478
Interest income	8,189	-	-		-		8,189
Assisted tax preparation fees, net of discounts	14,611	-	-		-		14,611
Electronic Filing Fee	2,675	-	-		-		2,675
Lease revenue	-	26,504	-		-		26,504
Agreement, club and damage waiver fee	-	5,368	-		-		5,368
Retail sales	-	2,592	-		-		2,592
Other revenues	3,965	1,901	-		-		5,866
Total revenues	132,546	52,101	-		-		184,647
Operating Expenses:
Leasing cost of sales	-	9,230	-		-		9,230
Retail cost of sales	-	1,844	-		-		1,844
Employee compensation and benefits	39,822	14,301	-		-		54,123
Selling, general, and administrative expenses	42,038	12,446	-		-		54,484
Area Developer expense	15,584	-	-		-		15,584
Advertising expense	12,532	1,838	-		-		14,370
Depreciation, amortization, and impairment charges	14,084	513	657	(3a)	-		15,254
Restructuring Costs	9,345	-	-		-		9,345
Total operating expenses	133,405	40,172	657		-		174,234
Total operating income	(859)	11,929	(657)		-		10,413
Other (expense) income:
Foreign currency transaction (loss) gain	(113)	-	-		-		(113)
Net gain on sale of store related assets	-	259	-		-		259
Interest expense	(3,023)	(1,412)	-		(7,259)	(4a)	(11,694)
(Loss) income before income taxes	(3,995)	10,776	(657)		(7,259)		(1,135)
Income tax (benefit) expense	(1,839)	-	-		498	(4b)	(1,341)
Net Income (Loss)	(2,156)	10,776	(657)		(7,757)		206
Less: Income attributable to noncontrolling interests	-	-	-		256	(4c)	256

Net (loss) income attributable to common stockholders	$(2,156)	$10,776	$(657)		$(8,013)		$(50)

Earnings per
common share
Basic (a)	$(0.16)						$(0.00)
Diluted (b)	(0.16)						(0.00)
Weighted average
common share	-
Basic (a)	13,800,884						13,319,356
Diluted (b)	13,800,884						13,319,356

See accompanying notes to the unaudited pro forma combined financial statements.

(a)	Pro forma basic earnings per share and pro forma weighted average basic shares outstanding for the year ended April 30, 2019 reflect the number of shares of Liberty common stock that are expected to be outstanding upon completion of the Transactions based on the most likely offer scenario, for which approximately 3.3 million shares of Liberty common stock will be repurchased, offset by approximately 2.1 million shares of Liberty common stock purchased by Tributum pursuant to the closing subscription agreement and approximately 455,000 shares of Liberty common stock which would be purchased by the former Buddy’s members in connection with the offer.

(b)	Due to the pro forma combined net loss attributable to the common stockholders for the year ended April 30, 2019, dilutive common share-equivalents, including the potential conversion of New Holdco common units to shares of Liberty common stock and the potential issuance of shares of Liberty common stock under Liberty’s equity plans in which Liberty employees participate, were excluded from diluted weighted average common shares outstanding as they would have been anti-dilutive.

Unaudited Pro Forma Combined Balance Sheet
as of April 30, 2019
	Historical
	Liberty	Buddy's (Note 2)

Dollars in thousands, except per share amounts	As of April 30, 2019	As of March 31, 2019	Acquisition Pro Forma Adjustments (Note 3)		Financing and offer Pro Forma Adjustments (Note 4)		Pro Forma Combined As of April 30, 2019
Assets
Current assets:
Cash and cash equivalents	$22,983	$1,534	$-		$40,242	(4d)	$64,759
Receivables:			-
Accounts receivable	47,011	15,138	-		-		62,149
Notes receivable - current	21,097	136	-		-		21,233
Interest receivable, net of uncollectible amounts	1,718	-	-		-		1,718
Allowance for doubtful accounts - current	(11,183)	-	-		-		(11,183)
Total current receivables, net	58,643	15,274	-		-		73,917
Bank products receivable	7,277	-	-		-		7,277
Income tax receivable	1,784	-	1,621	(3d)	-		3,405
Lease merchandise, net of accumulated depreciation	-	10,249	-		-		10,249
Other current assets	2,405	829	-		-		3,234
Total Current Assets	93,092	27,886	1,621		40,242		162,841
Property, equipment, and software, net	32,676	1,057	-		-		33,733
Notes receivable - non-current	7,445	-	-		-		7,445
Allowance for doubtful accounts - non-current	(633)	-	-		-		(633)
Total non-current notes receivables, net	6,812	-	-		-		6,812
Goodwill	6,566	6,849	67,388	(3b)	-		80,803
Other intangible assets, net	19,161	-	29,553	(3c)	-		48,714
Deferred income taxes	315	-	-		-		315
Due from related parties	-	2,069	-		-		2,069
Other assets	1,379	872	-		-		2,251
Total Assets	160,001	38,733	98,562		40,242		337,538

Liabilities and Equity
Current liabilities:
Revolving credit facility	-	24,971	-		(24,971)	(4d)	-
Current installments of long-term obligations	13,108	-	-		3,075	(4d)	16,183
Accounts payable and accrued expenses	13,672	5,440	5,923	(3d)	-		24,765

			(270)	(3e)
Due to Area Developers (ADs)	17,282	-	-		-		17,282
Income taxes payable	447	-	-		-		447
Deferred gain on sale	-	51	(51)	(3e)	-		-
Deferred revenue - current	3,679	-	-		-		3,679
Total Current Liabilities	48,188	30,462	5,602		(21,896)		62,356
Long-term obligations, excluding current installments, net	1,940	-	-		77,138	(4d)	79,078
Deferred gain on sale	-	585	(585)	(3e)	-		-
Deferred revenue and other - non-current	5,622	446	-		-		6,068
Deferred income tax liability	537	-	8,087	(3f)	-		8,624
Total Liabilities	56,287	31,493	13,104		55,242		156,126

Stockholders and Members' equity:
Members' Equity	-	7,240	(7,240)	(3g)	-		-
Voting non-economic preferred stock, $0.01 par value per share	-	-	16	(3g)	-		16
Common stock, $0.01 par value per share	140	-	-		-		140
Additional paid-in capital	12,552	-	96,984	(3g)	-		43,474
					(66,062)	(4e)
Treasury stock	-	-	-		(15,000)	(4d)	(15,000)
Accumulated other comprehensive loss, net of taxes	(1,910)	-	-		-		(1,910)
Retained earnings	92,932	-	(4,302)	(3d)	-		88,630
Total stockholders' equity attributable to Liberty	103,714	7,240	85,458		(81,062)		115,350
Non-controlling interest	-	-	-		66,062	(4e)	66,062
Total stockholders' equity	103,714	7,240	85,458		(15,000)		181,412

Total Liabilities and Equity	$160,001	$38,733	$98,562		$40,242		$337,538

See accompanying notes to the unaudited pro forma combined financial statements.

Notes to the Unaudited Pro Forma Combined Financial Statements

(dollars in thousands, except share and per share data)

Note 1: Basis of Presentation

The accompanying pro forma financial statements were prepared in accordance with Article 11 of Regulation S-X and present the pro forma statement of operations and pro forma balance sheet of the combined company based on the historical financial statements of Liberty and Buddy’s, after giving effect to the Transactions as described above (the “Combined Company”). The historical financial statements of Liberty and Buddy’s have been adjusted in the accompanying pro forma financial statements to give effect to pro forma events that are (i) directly attributable to the Transactions, (ii) factually supportable and (iii) with respect to the statement of operations, expected to have a continuing impact on the combined results of operations of the Combined Company.

The accompanying pro forma financial statements are presented for illustrative purposes only and do not purport to be indicative of the actual results that would have been achieved by the Combined Company if the Transactions had been consummated for the periods presented or that will be achieved in the future. The pro forma financial statements do not reflect the costs of any integration activities or benefits that may result from realization of revenue growth or operational synergies expected to result from the Transactions.

In addition, the historical statement of operations for the fiscal year ended December 31, 2018 of Buddy’s has been adjusted to reflect a trailing twelve-month period ended March 31, 2019 by adding the statement of operations for the three months ended March 31, 2019 and subtracting the statement of operations for the three months ended March 31, 2018.

Note 2: Adjustments to Buddy’s Historical Financial Statements

Certain reclassifications have been made to the historical presentation of the statement of operations and balance sheet of Buddy’s to conform to the financial statement presentation of Liberty.

In addition, certain operations and net assets of Buddy’s, including its Flexi Buddy's, BGTG LLC and 1357 LLC subsidiaries, were divested to the Buddy’s equity holders in December 2018 and therefore were not acquired or assumed by Liberty. The following summarizes the reclassification adjustments and elimination of the operations and net assets that are not acquired as part of the merger in the unaudited pro forma combined statement of operations for the trailing twelve-month period ended March 31, 2019.

	Twelve Months Ended March 31, 2019
(in thousands)	Before Adjustment	Operations not contributed	Reclassification	After Adjustment
Revenue
Lease revenue	$30,560	(4,056)	-	26,504
Agreement, club and damage waiver fee	6,160	(792)	-	5,368
Retail sales	2,874	(282)	-	2,592
Franchising and licensing fees	15,204	532	(15,736)	-
Royalties and advertising fees	-	-	15,736	15,736
Other support revenue	2,023	(122)	(1,901)	-
Other revenues	-	-	1,901	1,901
Revenue, net	56,821	(4,720)	-	52,101
Cost of revenues
Leasing cost of sales	10,949	(1,719)	-	9,230
Retail cost of sales	2,197	(353)	-	1,844
Operating expenses:
Personnel expense	16,375	(2,074)	(14,301)	-
Occupancy expense	4,845	(635)	(4,210)	-
Marketing expense	1,927	(89)	(1,838)	-
Delivery/Vehicle expense	1,356	(208)	(1,148)	-
General & Administrative expense	7,426	(339)	(7,087)	-
Selling, general, and administrative expenses	-	-	12,446	12,446
Employee compensation and benefits	-	-	14,301	14,301
Advertising expense	-	-	1,838	1,838
Depreciation expenses	608	(95)	(513)	-
Depreciation, amortization, and impairment charges	-	-	513	513
Total operating costs	45,683	(5,512)	1	40,172

Operating income	11,138	792	(1)	11,929

Other income (expense)
Net gain on sale of store related assets	178	81	-	259
Amortization expense	(178)	177	1	-
Interest expense	(1,453)	41	-	(1,412)
Total other income (expense)	(1,453)	299	1	(1,153)

Net income before income taxes	$9,685	1,091	-	10,776

Income taxes	-	-	-	-

Net income	$9,685	1,091	-	10,776

Buddy’s reclassifications in the unaudited pro forma consolidated balance sheet as of March 31, 2019 are as follows:

(in thousands)	Before Reclassification	Reclassification	As Adjusted
Assets
Cash and cash equivalents	$1,534	$-	$1,534
Receivable from franchises	15,138	-	15,138
Account receivable	-	-
Note receivable	136	-	136
Other receivables	68	(68)	-
Other current assets	-	830	830
Prepaid expenses and other current assets	762	(762)	-
Lease merchandise, net of accumulated depreciation	10,249	-	10,249
Total Current Assets	27,887	-	27,887
PP&E	650	407	1,057
Construction in process	407	(407)	-
Deposit	863	(863)	-
Due from related parties	2,069	0	2,069
Intangible assets - goodwill	6,848	(6,848)	-
Loan costs, net	9	(9)	-
Goodwill	-	6,848	6,848
Other Assets	-	872	872
Total Assets	$38,733	$-	$38,733

Liabilities and Equity
Line of credit	$24,971	$-	$24,971
Account payable	2,964	(2,964)	-
Accrued expenses	2,476	(2,476)	-
Accounts Payable and Accrued Expenses	-	5,440	5,440
Deferred gain on sale	51	-	51
Total Current Liabilities	30,462	-	30,462
Deferred gain on sale	585	-	585
Deferred development fees	446	(446)	-
Deferred revenue and other - non-current	-	446	446
Total Liabilities	31,493	-	31,493

Commitments and Contingencies

Members' Equity
Members' equity	7,240	-	7,240
Total Liabilities and Equity	$38,733	$-	$38,733

The unaudited historical balance sheet of Buddy’s as of March 31, 2019 excludes the operations of Flexi Buddy's, BGTG LLC and 1357 LLC as these entities were divested to Buddy’s equity holders in December 2018.

 Note 3: Purchase Price Accounting and Related Adjustments

The unaudited pro forma combined balance sheet has been adjusted to reflect the allocation of the preliminary estimated purchase price to identifiable assets to be acquired and liabilities to be assumed related to Buddy’s, with the excess recorded as goodwill. The preliminary purchase price allocation in these unaudited pro forma combined financial statements is based upon the estimated fair value of the New Holdco common units that were issued to Buddy’s equity holders in exchange for Buddy’s units. The New Holdco common units will be exchangeable into approximately 8.1 million shares of Liberty common stock.

In preparing the unaudited pro forma combined financial statements, Liberty performed a preliminary analysis of the accounting policies of Buddy’s and identified differences requiring pro forma adjustments. Following completion of the Transactions, Liberty will complete its review of accounting policies to determine whether any additional adjustments are necessary to conform the accounting policies of Buddy’s to those of Liberty. That review could result in additional accounting policy conformity changes that impact the pro forma combined financial statements.

The preliminary estimated purchase price is calculated as follows:

(in thousands except per share)
Number of New Holdco common units issued to Buddy’s equity holders that are exchanged into shares of Liberty common stock	8,083
Estimated fair value per common unit issued to Buddy’s equity holders	$ 12.0	(a)
Equity consideration	$97,000
Cash consideration paid to settle debt	24,971
Total Estimated Purchase Price	$121,971

(a)	The fair value per unit of $12.00 was determined based on the estimated enterprise value of Buddy’s negotiated and agreed upon in connection with the merger. This price also approximates the estimated fair value of Liberty’s common stock.

The preliminary estimated purchase price allocation of Buddy’s is calculated as follows:

(in thousands)	March 31, 2019 Buddy's Newco Historical Information	Repayment of Debt on July 10, 2019	Fair Value Adjustments	Purchase Price Allocation
Cash and cash equivalents	$ 1,534	$ -	$ -	1,534
Receivable from franchises	15,138	-	-	15,138
Note receivable	136	-	-	136
Other current assets	829	-	-	829
Lease merchandise, net of accumulated depreciation	10,249	-	-	10,249
PP&E	1,057	-	-	1,057
Due from related parties	2,069	-	-	2,069
Intangible assets	-	-	29,553	29,553
Goodwill	6,849	-	67,388	74,237
Other Assets	872	-	-	872
Total assets acquired	$ 38,733	$ -	$ 96,941	$ 135,675

Line of credit	$ 24,971	$ (24,971)	$ -	-
Accounts Payable and Accrued Expenses	5,440	-	(270)	5,170
Deferred gain on sale - ST	51	-	(51)	-
Deferred gain on sale - LT	585	-	(585)	-
Deferred income taxes		-	8,087	8,087
Deferred revenue and other - non-current	446	-	-	446
Total liabilities assumed	$ 31,493	$ (24,971)	$ 7,181	$ 13,703

Net assets acquired / purchase price	$ 7,240	$ 24,971	$ 89,760	$ 121,972

(3a) All amortization adjustments relate to customer related intangible assets as a result of the merger and are recorded to depreciation, amortization, and impairment charges. The estimated amortization expense was computed using the straight-line method based on an estimated useful life of the identifiable definite-lived intangible assets.

(in thousands)	Estimated Useful Life	Estimated Fair Value	April 30, 2019 Amortization Estimates
Marketing-related intangibles	Indefinite	$22,486	$-
Customer-related intangibles	10.75	7,067	657
Total		$29,553	$657
Historical amortization expense			$-
Pro forma adjustment			$657

The estimated future amortization expenses related to intangible assets recognized in connection with the merger are as follows:

(In thousands)
Fiscal year 2020	$ 657
Fiscal year 2021	657
Fiscal year 2022	657
Fiscal year 2023	657
Fiscal year 2024 and thereafter	3,782
Total future amortization Expense	$ 6,410

(3b) Represents the excess of the purchase price over the preliminary fair value of the underlying net tangible and identifiable intangible assets, net of liabilities, and is estimated to be $74.2 million, which is an increase of $67.4 million over Buddy’s book value of goodwill prior to the merger. The estimated goodwill to be recognized is attributable to the assembled workforce and operational synergies in the expected franchise models.

(3c) Represents adjustments to record the preliminary estimated fair value of intangibles of approximately $29.5 million. The general categories of the acquired identified intangible assets are expected to be the following:

(in thousands)	Estimated Useful Life	Estimated Fair Value
Marketing-related intangibles	Indefinite	$22,486
Customer-related intangibles	10.75	7,067
Total		$29,553
Historical Net Book Value		-
Pro forma adjustment		29,553

The fair value estimate for all identifiable intangible assets is preliminary and is based on assumptions that market participants would use in pricing an asset, based on the most advantageous market for the asset (i.e., its highest and best use). This preliminary fair value estimate could include assets that are not intended to be used, may be sold or are intended to be used in a manner other than their best use. The final determination of fair value of intangible assets, as well as estimated useful lives, remains subject to change. The finalization may have a material impact on the valuation of intangible assets and the purchase price allocation, which is yet to be finalized.

(3d) Represents the adjustments to retained earnings, accrued expenses and related income tax balances for transaction-related expenses incurred subsequent to April 30, 2019 that are associated with the Transactions, including certain legal, accounting and other third-party advisor expenses, net of the related tax impacts. These transaction-related expenses are not reflected in the pro forma combined statements of operations because they do not have a continuing impact.

(3e) Represents the elimination of Buddy’s short-term and long-term deferred gain on a sale and lease back transaction and deferred revenue in connection with acquisition accounting as no fair value has been determined for the deferred gain and deferred revenue.

(3f) Represents deferred tax liabilities resulting from the fair value adjustments for the identifiable intangible assets as a result of the merger. This estimate of deferred tax liability was determined based on the book and tax basis differences attributable to the identifiable intangible assets acquired and based on estimated U.S. statutory tax rates of the Combined Company of 27.4% as of and for the fiscal year ended April 30, 2019.

(3g) Represents the elimination of Buddy’s members equity and an adjustment to additional paid-in-capital equal to the consideration transferred to Buddy’s in connection with the merger. The consideration transferred to Buddy’s equity holders will include the issuance of Liberty preferred stock and the issuance of New Holdco common units that will provide Buddy’s equity holders with non-controlling interests in the Combined Company’s operating subsidiaries. As the sole managing member, Liberty will control and consolidate New Holdco following the merger and will record a non-controlling interest equal to a proportionate share of New Holdco held by the Buddy’s equity holders. However, the percentage of non-controlling interests is dependent on the results of the tender offer. Refer to Note 4b for the pro forma adjustment reflected to reclassify Liberty’s additional paid in capital to non-controlling interest based on the expected proportionate share to be held by Buddy’s equity holders.

Note 4: Financing and Offer Adjustments

(4a) The adjustment of $7.3 million for the fiscal year ended April 30, 2019, represents an increase in interest expense and amortization of debt issuance costs in connection with the $82.0 million 5-year term loan and extinguishment of Buddy’s $25.0 million of line of credit. The adjustment is based on an assumed allowable contractual interest rate election of 10.33%. A 1/8% variance in the assumed interest rate would change the annual interest expense by $0.1 million.

(4b) Represents adjustments to income tax (benefit) expense. Following the merger, the income of Buddy’s attributable to Liberty’s controlling interest will be subject to U.S. income taxes, in additional to state, and local taxes. As a result, the pro forma adjustment was estimated based on the historical income before taxes of Buddy's and effect of the other pro forma adjustments before income taxes attributable to Liberty’s controlling interest multiplied by a blended statutory tax rate of 27.4% for the year ended April 30, 2019. This rate includes provisions for U.S. federal income taxes and assumes the highest statutory rates apportioned to each state, local and/or foreign jurisdiction. The actual effective tax rate of Liberty may differ materially from the pro forma tax rates due to, among other factors, changes in tax laws, the impact of permanent tax differences, income tax reserves determined in connection with the merger and tax planning.

(4c) Represents the adjustment to the (loss) income attributable to non-controlling interests based on the outcome of the merger and offer as described in Note 4b above. The amount attributable to non-controlling interests will vary based on the minimum and maximum acceptances of the offer. Accordingly, the income attributable to the non-controlling interests will vary from $0.3 million to $0.4 million depending on the amount of acceptances if the offer.

(4d) In connection with the Transactions, Buddy’s has signed the Buddy’s credit agreement for debt financing of the Transactions consisting of a $82.0 million, 5-year term loan, which bears interest at variable rates. The pro forma adjustment reflects the planned incurrence of $80.2 million of indebtedness, net of estimated debt issuance costs of $1.8 million, and the extinguishment of Buddy’s outstanding line of credit of $25.0 million. The net proceeds after repayment of the line of credit will be used to fund the offer with any excess used for general corporate purposes. The pro forma adjustment assumes a $40 million offer with the first $25.0 million financed by the equity contribution from Tributum, and the remaining $15.0 million financed with the proceeds from the Buddy’s term loan. The offer results in adjustments to Treasury stock of $15.0 million.

The total pro forma adjustment to cash includes the following:

Pro forma adjustment to cash
(in thousands)
Increase from issuance of debt	$ 80,213
Vintage equity contribution	25,000
offer assumed redemptions based on most likely outcome	(40,000)
Repayment of Line of Credit	(24,971)
Net Pro forma adjustment to cash	$ 40,242

The total pro forma adjustment to debt includes the following:

Pro forma adjustment to debt
(in thousands)
Term loan financing	$ 82,000
Less: Estimated debt issuance costs	(1,787)
Debt, net of debt issuance costs	80,213
Pro forma adjustment to current portion of debt:	$ 3,075
Pro forma adjustment to debt, net of current portion:	$ 77,138

Repayment of Line of Credit:	$ (24,971)

The amount of tender offer acceptances will vary and affect the total financing required for the Transactions. The following summarizes the impact on cash and total stockholders’ equity in the minimum and maximum acceptance scenarios:

Pro forma adjustments	Minimum Acceptances of offer (no shares)	Maximum Acceptances (approx. 9 million shares from non-Vintage and B. Riley holders)
(in thousands)

Increase from issuance of debt	80,213	80,213
Vintage equity contribution	25,000	25,000
Offer redemptions	-	(107,199)
Repayment of Line of Credit	(24,971)	(24,971)
Additional equity contribution by Buddy's / Vintage shareholders	-	26,958
Net Pro forma adjustment to cash	80,242	-
Net increase in Debt, short and long-term portions	55,242	55,242
Net increase (decrease) in stockholders' equity	25,000	(55,242)

(4e) Represents the adjustment to non-controlling interests in connection with the merger and the expected outcome of the offer. Based on the assumed acceptances of $40 million in the offer, Liberty expects that the pre-closing members of Buddy’s would continue to hold a non-controlling interest in New Holdco of approximately 36.42% or approximately $66.1 million as of April 30, 2019.

14.	Interests of Directors and Officers; Transactions and Arrangements Concerning Shares OF LIBERTY COMMON STOCK

As of July 26, 2019, 16,197,495 shares of Liberty common stock were issued and outstanding, of which approximately 4,158,484 shares were held by the Vintage Group and 3,105,728 shares were held by B. Riley and certain of its affiliates. As of July 26, 2019, assuming all New Holdco common units and all shares of Liberty preferred stock were redeemed in exchange for shares of Liberty common stock, there would be 24,280,828 shares of Liberty common stock issued and outstanding, of which approximately 8,986,095 shares would be held by the Vintage Group. Liberty is offering to purchase all of the outstanding shares of Liberty common stock, although the Vintage Group and B. Riley and certain of its affiliates have entered into agreements with Liberty under which they have agreed not to tender any of their shares of Liberty common stock. Liberty’s directors and executive officers, other than the Vintage Group (which holds approximately 4,158,484 shares of Liberty common stock as of July 10, 2019, or approximately 8,986,095 if all shares of Liberty preferred stock and New Holdco common units were redeemed in exchange for shares of Liberty common stock) and B. Riley (which holds 3,105,728 shares of Liberty common stock as of July 10, 2019), beneficially own 109,389 shares of Liberty common stock.

In addition, concurrently with the completion of the merger, Liberty entered into the post-closing subscription agreement with Tributum, a member of the Vintage Group, pursuant to which Tributum committed to purchase from Liberty additional shares of Liberty common stock at a purchase price of $12.00 per share. The purchase price under the post-closing subscription agreement will not exceed $40 million in the aggregate. See Section 8 under the heading “EQUITY FINANCING” for further information.

The significant ownership stakes of the Vintage Group and B. Riley and certain of its affiliates enable these stockholders to exercise substantial control over Liberty and the strategic direction of Liberty, and stockholders who do not tender their shares of Liberty common stock may have little ability to influence Liberty’s strategic direction going forward. Furthermore, because the Vintage Group and B. Riley and certain of its affiliates have agreed not to tender their respective shares of Liberty common stock in the offer, their relative ownership interests in Liberty will increase as a result of any shares of Liberty common stock being tendered in the offer. For example, if approximately one-third of the shares of Liberty common stock not owned by the Vintage Group or B. Riley and its applicable affiliates (representing approximately 3.3 million shares of Liberty common stock) are tendered in the offer, then the Vintage Group will control approximately 31.2% and B. Riley and its applicable affiliates will control approximately 23.3% of the voting power of Liberty (assuming no New Holdco common units and shares of Liberty preferred stock are redeemed in exchange for shares of Liberty common stock). Accordingly, their ability to exercise control over Liberty’s strategic direction may be enhanced. The interests of the Vintage Group and B. Riley and its applicable affiliates may be different from the interests of other stockholders.

Other than pursuant to the business combination agreement and other transaction documents, including the registration rights agreement, voting agreements and tax receivable agreement, and payments made to Liberty’s or Buddy’s directors, managers or officers in their capacities as such, the Liberty or Buddy’s directors, managers or officers will not receive any rights, payments or benefits as a result of the merger or related transactions.

SECURITIES OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF LIBERTY

The following table sets forth, as of July 26, 2019, information regarding beneficial ownership of Liberty capital stock by: (1) each person, or group of affiliated persons, known by Liberty to beneficially own more than 5% of Liberty common stock; (2) each Liberty director; (3) each current Liberty executive officer; and (4) all current Liberty directors and executive officers as a group.

Beneficial ownership is determined according to the rules of the SEC and generally means that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power of that security, including options that are currently exercisable or exercisable within 60 days of July 26, 2019. In order to provide the reader with additional information, Liberty has presented in the table below the voting power of the persons referred to above assuming all New Holdco common units and shares of Liberty preferred stock are redeemed in exchange for Liberty common stock. Except as indicated by the footnotes below, based on the information furnished to Liberty, the persons named in the table below have sole voting and investment power with respect to all shares of capital stock shown that they beneficially own.

Shares of Liberty common stock subject to stock options currently exercisable, or exercisable within 60 days of July 26, 2019, and restricted stock units for which shares of Liberty common stock are issuable within 60 days of July 26, 2019, are deemed to be outstanding for computing the percentage ownership of the person holding those securities and the percentage ownership of any group of which the holder is a member, but are not deemed outstanding for computing the percentage of any other person.

Liberty’s calculation of the percentage of common stock set forth below is based on 16,197,495 shares of Liberty common stock and equivalents outstanding as of July 26, 2019. Liberty’s calculation of the percentage of voting power in the second table set forth below is based on 24,280,828 shares of Liberty common stock and equivalents outstanding, and assumes that all New Holdco common units and shares of Liberty preferred stock are redeemed in exchange for shares of Liberty common stock.

Unless otherwise noted below, the business address for each of the stockholders, officers and directors in the tables below is c/o Liberty Tax, Inc., 1716 Corporate Landing Parkway, Virginia Beach, Virginia 23454.

	Shares of Common Stock Beneficially Owned
	Number	Percentage of Common Stock (1)	Voting Power (2)
5% Stockholders:
B. Riley Financial, Inc. (3)	3,105,728	19.2%	12.8%
Cannell Capital, LLC (4)	1,992,622	12.3%	8.2%
Nantahala Capital Management, LLC (5)	1,113,849	6.9%	4.6%
Vintage Capital Management, LLC (6)	8,986,095	25.7%	37.0%

Named Executive Officers and Directors:
Matthew Avril	__	*	*
Patrick A. Cozza	—	*	*
Thomas Herskovits	2,671	*	*
Brian R. Kahn (7)	8,986,095	25.7%	37.0%
Andrew M. Laurence	—	*	*
Lawrence Miller	—	*	*
G. William Minner, Jr.	—	*	*
Michael S. Piper	69,068	*	*
Bryant R. Riley (8)	3,105,728	19.2%	12.8%
M. Brent Turner	__	*	*
Shaun York	37,650	*	*
Kenneth M. Young	—	*	*
All current executive officers and directors as a group (12 persons)	12,201,212	45.5%	50.3%

The shares of Liberty common stock listed in the table above are rounded to the nearest whole share and the percentages listed in the table above are rounded to the nearest tenth of a percent.

*	Represents beneficial ownership of less than 1%.

(1) Based on 16,197,495 shares of Liberty common stock issued and outstanding on July 26, 2019, and assuming that none of the New Holdco common units or shares of Liberty preferred stock are redeemed in exchange for shares of Liberty common stock. Thus, for purposes of the calculations in this column, Vintage Capital Management, LLC is deemed to only hold approximately 4,158,484 shares of Liberty common stock.

(2) Based on 24,280,828 shares of Liberty common stock and equivalents outstanding, which assumes that all New Holdco common units and shares of Liberty preferred stock are redeemed in exchange for shares of Liberty common stock.

(3) Based on Amendment No. 2 to the Schedule 13D filed by B. Riley Financial, Inc., BRC Partners Opportunity Fund, LP, B. Riley Capital Management, LLC, BRC Partners Management GP, LLC, B. Riley FBR, Inc., Dialectic Antithesis Partners, LP, and BR Dialectic Capital Management, LLC. (collectively, “B. Riley”) on July 12, 2019, including notice that B. Riley Financial, Inc. has sole voting and investment power as to 2,005,353 shares of Common Stock and shared voting and investment power as to 1,100,375 shares of Common Stock; BRC Partners Opportunity Fund, LP has shared voting and investment power as to 475,000 shares of Common Stock; B. Riley Capital Management, LLC has shared voting and investment power as to 625,000 shares of Common Stock; BRC Partners Management GP, LLC has shared voting and investment power as to 475,000 shares of Common Stock; B. Riley FBR, Inc. has shared voting and investment power as to 475,375 shares of Common Stock; Dialectic Antithesis Partners, LP has shared voting and investment power as to 150,000 shares of Common Stock; and BR Dialectic Capital Management, LLC has shared voting and investment power as to 150,000 shares of Common Stock. The address for B. Riley is 21255 Burbank Boulevard, Suite 400, Woodland Hills, California 91367.

(4) Based on the Form 4 filed by Cannell Capital LLC (“Cannell”) on July 16, 2019. The address for Cannell is 245 Meriwether Circle, Alta, Wyoming 83414.

(5) Based on the Schedule 13G filed by Nantahala Capital Management, LLC, Wilmot B. Harkey and Daniel Mack (collectively, “Nantahala”) on February 14, 2019, including notice that it has sole voting and investment power with respect to these shares of common stock. The address for Nantahala is 19 Old Kings Highway S, Suite 200, Darien, Connecticut 06820.

(6) Based on Amendment No. 4 to Schedule 13D filed by Vintage Capital Management, LLC, Kahn Capital Management, LLC and Brian R. Kahn (collectively, the “Vintage Persons”) on July 11, 2019, including notice that (i) the Vintage Persons beneficially own approximately 4,158,484 shares of Liberty common stock, 4,827,611 New Holdco common units and 965,522 shares of Liberty preferred stock, which New Holdco common units and shares of Liberty preferred stock are redeemable in exchange for approximately 4,827,611 shares of Liberty common stock, (ii) the Vintage Persons share voting power with respect to approximately 6,073,467 shares of Liberty common stock (assuming the redemption of all New Holdco common units and shares of Liberty preferred stock beneficially owned by the Vintage Persons in exchange for shares of Liberty common stock) and (iii) Mr. Kahn has sole voting power with respect to approximately 2,912,628 shares of Liberty common stock (assuming the redemption of all New Holdco common units and shares of Liberty preferred stock beneficially owned by the Vintage Persons in exchange for shares of Liberty common stock). The address for Vintage is 4705 S. Apopka Vineland Road, Suite 206, Orlando, Florida 32819. The Vintage Persons disclaim beneficial ownership of these shares and units for all purposes.

(7) Mr. Kahn serves as the founder and investment manager of Vintage and disclaims beneficial ownership of these shares and units for all purposes.

(8) Mr. Riley serves as Chief Executive Officer and Chairman of B. Riley and disclaims beneficial ownership of these shares.

TRANSACTIONS AND ARRANGEMENTS CONCERNING THE SHARES

Based on Liberty’s records and on information provided to Liberty by its directors, executive offers, affiliates and subsidiaries, neither Liberty nor any of its affiliates or subsidiaries nor, to the best of Liberty’s knowledge, any of the directors or executive officers of Liberty or any of its subsidiaries, nor any associates or subsidiaries of any of the foregoing, has effected any transactions involving the Liberty common stock during the 60 days prior to the date of this offer to purchase, except as otherwise described in this offer to purchase.

THE MERGER AND RELATED TRANSACTIONS

Please see Section 10 regarding agreements and arrangements entered into by Liberty with certain of its affiliates, directors or executive officers in connection with the merger and other transactions contemplated by the business combination agreement, including the business combination agreement, the subscription agreements, the registration rights agreement and the voting agreements.

2011 EQUITY AND CASH INCENTIVE PLAN

On August 26, 2011, in consideration of the benefits of long-term equity incentive awards and upon the recommendation of Liberty’s compensation committee, the Board adopted the JTH Holding, Inc. 2011 Equity and Cash Incentive Plan (referred to as the “2011 Plan”). The 2011 Plan was subsequently approved by Liberty stockholders on August 30, 2011. The Plan provides Liberty with the ability to utilize different types of equity incentive awards as a part of its overall compensation structure. The 2011 Plan is administered by the Liberty compensation committee.

As of July 26, 2019, the maximum number of shares of Liberty common stock remaining available for future issuance under the 2011 Plan is 1,557,254. The maximum number of shares of Liberty common stock that may be issued under the 2011 Plan may be issued under any type of award, including incentive stock options. The 2011 Plan does not include any reload or “evergreen” share replenishment features.

The 2011 Plan allows Liberty to grant stock options, stock appreciation rights, restricted stock awards, restricted stock units, incentive awards, and other stock-based awards and dividend equivalents to employees, directors and other persons providing services to Liberty. The 2011 Plan does not allow: (i) stock options, stock appreciation rights and other purchase rights to have an exercise price that is less than the fair market value of the underlying stock on the grant date; (ii) the repricing of awards or repurchase awards that are subject to forfeiture or have not yet vested without Liberty stockholder approval; (iii) any material amendments to the 2011 Plan without Liberty stockholder approval; (iv) the granting of dividends or dividend equivalents in connection with options, stock appreciation rights or other stock-based awards in the nature of purchase rights; or (v) the payment of dividends or dividend equivalents in connection with a performance-based award unless and until the underlying performance conditions are achieved.

EXECUTIVE EMPLOYMENT AGREEMENTS

On June 9, 2019, M. Brent Turner was appointed as Liberty’s Interim President and Chief Executive Officer. The term of the employment agreement is month-to-month, commencing on June 9, 2019, continuing on the first day of each successive month, unless Mr. Turner or Liberty provides written notice at least 15 calendar days prior to the end of the applicable month to the other of his or its intention not to renew the employment. Under the employment agreement, Mr. Turner is entitled to a monthly base salary of $41,667.

On June 15, 2018, Liberty entered into an employment agreement with Michael S. Piper, Liberty’s current Chief Financial Officer. Under the employment agreement, Mr. Piper is entitled to an annual base salary of $346,000. Mr. Piper also received a one-time signing bonus consisting of the following components: (i) $200,000 payable in cash, (ii) restricted stock units of Liberty common stock valued at $285,000 as of the date of grant which vest in three equal installments over a three-year period, and (iii) stock options to purchase 175,000 shares of Liberty common stock with an exercise price equal to the fair market value of the shares on the date of grant which vest in three equal installments over a three-year period. Mr. Piper is also entitled to an annual bonus with a target maximum of 80% of his base salary as of the last day of the previous fiscal year, and his eligibility for such annual bonus shall be determined on a basis consistent with other named executive officers. The restricted stock unit awards and stock option awards as described above are subject to the terms and conditions set forth in the applicable plan and award agreements. Mr. Piper also receives certain standard employee and executive benefits, perquisites, reimbursement of expenses and vacation consistent with the benefits provided to executive officers and as otherwise set forth in his employment agreement.

On June 1, 2018, Liberty entered into an employment agreement with Shawn York which provided for an annual base salary of $300,000. Under Mr. York’s employment agreement, and in addition to base salary, he also received a one-time signing bonus consisting of the following components: (i) $150,000 payable in cash, (ii) restricted stock units of Liberty common stock valued at $200,000 as of the date of grant which vest in three equal installments over a three-year period, and (iii) stock options valued at $200,000 as of the date of grant which vest in three equal installments over a three-year period. Mr. York also received $90,000 in relocation bonus and was entitled to a housing stipend of $2,000 per month for the period of February 2018 through April 2019. Mr. York is entitled to an annual bonus with a target maximum of 80% of his base salary as of the last day of the previous fiscal year, if, as and when annual bonuses payable to other executive officers of Liberty are paid. The restricted stock unit awards and stock option awards as described above will be subject to the terms and conditions set forth in the applicable plan and award agreements. Mr. York also receives certain standard employee and executive benefits, perquisites, reimbursement of expenses and vacation consistent with the benefits provided to executive officers and as otherwise set forth in his employment agreement.

Under the employment agreements discussed above, if the executive officer’s employment was terminated by him or her for good reason, by Liberty without cause or as a result of his or her employment-related death or disability (as such terms are defined under the employment agreement), the executive officer would be entitled to the following: (i) an amount equal to the accrued rights (as defined under the employment agreement), (ii) the payment of an amount equal to his or her monthly base salary multiplied by 18 if the termination occurs prior to December 31, 2019, or an amount equal to his or her annual base salary if the termination occurs after December 31, 2019, (iii) the accelerated vesting of any incentive stock awards, including options, that were not vested as of the date of his or her termination, (iv) continued coverage at Liberty’s expense under any medical, dental, life insurance and disability policies for a period of 12 months, unless he or she became reemployed with another employer and is eligible to receive such welfare benefits from that employer, and (v) to the extent permitted under the terms and conditions of any life insurance policy, the ability to convert such policy to an individual policy. If the executive officer’s employment is terminated by him or her without good reason, by us for cause or due to his or her disability (as such terms are defined under the employment agreement), other than as a consequence of employment-related death or disability, the executive officer will only entitled to the payment of his or her salary through the date of termination. If the executive officer’s employment is terminated as a result of his or her death or disability (other than as a consequence of employment-related death or disability), he or she is entitled to his or her base salary through the date of his or her termination, as well as the pro-rata bonus to which he or she would have been entitled.

The foregoing description of agreements and arrangements involving shares of Liberty common stock are qualified in their entirety by reference to the text of the respective agreements and arrangements, copies of which have been filed with the SEC and are incorporated herein by reference.

GENERAL

Except as otherwise described in this offer to purchase, neither Liberty nor, to the best of Liberty’s knowledge, any of its affiliates, directors or executive officers, is currently a party to any contract, arrangement, understanding or relationship with any other person relating, directly or indirectly, to the offer or with respect to any securities of Liberty, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of the securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations.

15.	Effects of the Offer

Stockholders who do not tender their shares of Liberty common stock pursuant to the offer and stockholders who otherwise retain an equity interest in Liberty as a result of a partial tender of their shares of Liberty common stock will continue to be stockholders of Liberty. As a result, those stockholders who do not tender any of their shares of Liberty common stock will realize a proportionate increase in their relative equity interest in Liberty and, thus, in Liberty’s future earnings and assets, if any, and will bear the attendant risks associated with owning Liberty common stock. Stockholders that properly tender all of their shares of Liberty common stock pursuant to the offer will cease to have any interest in Liberty and will not have the opportunity to participate in its future potential earnings or growth. Liberty may issue additional shares of Liberty common stock or other equity securities in the future, including pursuant to the post-closing subscription agreement, and any such issuances would reduce stockholders’ percentage ownership interests in Liberty.

The risks borne by Liberty’s stockholders include, among others, risks resulting from a decrease in Liberty’s “public float” (the number of shares of Liberty common stock owned by non-affiliate stockholders and available for trading in the securities markets), which may result in limited liquidity and trading volume of the Liberty common stock after the consummation of the offer and could result in an increase in price volatility. Stockholders may not be able to sell their shares of Liberty common stock in the future, on the OTC Market or otherwise, at a net price higher than the price available in the offer. Liberty can give no assurance as to the price at which stockholders may be able to sell their shares of Liberty common stock in the future. Following the merger and the offer, Liberty will use its reasonable efforts to have the Liberty common stock re-listed on Nasdaq, but Liberty can provide no assurance that it will be able to meet the initial listing standards of Nasdaq or that it will be able to maintain any such listing

Shares of Liberty common stock should be considered “margin securities” under the rules of the Federal Reserve Board. This has the effect, among other things, of allowing brokers to extend credit to their customers using the shares as collateral. Liberty believes that, following the purchase of the Liberty common stock in the offer, the shares of Liberty common stock should continue to be “margin securities” for purposes of the Federal Reserve Board’s margin regulations.

Shares of Liberty common stock are registered under the Exchange Act, which requires, among other things, that Liberty furnish certain information to its stockholders and the SEC and comply with the SEC’s proxy rules in connection with meetings of its stockholders. Liberty believes that its purchase of the Liberty common stock in the offer will not result in deregistration of its shares under the Exchange Act.

Shares of Liberty common stock acquired in the offer will be cancelled or held as treasury stock. Shares held as treasury stock will be available for Liberty to issue without further stockholder action, except as required by applicable law or any other securities exchange on which the shares are then listed, for purposes including, without limitation, the acquisition of other businesses, the raising of additional capital for use in Liberty’s business and the satisfaction of obligations under existing or future employee benefit or compensation programs or stock plans or compensation programs for directors. There can be no assurance that Liberty will issue, or refrain from issuing, additional shares of Liberty common stock or other equity interests in Liberty in the future.

Except as otherwise disclosed in the offer or the documents incorporated by reference in this offer to purchase, Liberty currently does not have any plans, proposals or negotiations underway that relate to or would result in:

•	any extraordinary transaction, including a merger, reorganization or liquidation, involving Liberty or any of its subsidiaries,

•	any purchase, sale or transfer of a material amount of assets of Liberty or any of its subsidiaries, taken as a whole,

•	any material change in the present dividend rate or policy, or indebtedness or capitalization of Liberty,

•	any change in the present Board or management of Liberty or any plans or proposals to change the number or the term of directors of Liberty or to fill any vacancies on the Board (except that the Board may fill vacancies arising on the Board in the future) or to change any material term of the employment contract of any executive officer of Liberty,

•	any material change in Liberty’s indebtedness or capitalization, its corporate structure or its business,

•	the Liberty common stock ceasing to be authorized to be quoted on OTC Market,

•	any class of Liberty’s equity securities being voluntarily deregistered under Section 12(g) of the Exchange Act,

•	the suspension of Liberty’s obligation to file reports under Section 15(d) of the Exchange Act,

•	the acquisition by any person of additional securities of Liberty, or the disposition of securities of Liberty, or

•	any changes to Liberty’s charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of Liberty.

Notwithstanding the foregoing, as part of Liberty’s long-term corporate goal of increasing stockholder value, Liberty has regularly considered alternatives to enhance stockholder value, including, without limitation, open market repurchases of its shares, modifications of its dividend policy, strategic acquisitions and business combinations, and Liberty intends to continue to consider alternatives to enhance stockholder value. Except as otherwise disclosed in this offer to purchase (including in Liberty’s filings incorporated by reference into this offer to purchase), as of the date hereof, no agreements, understandings or decisions have been reached with respect to any such alternatives and there can be no assurance that Liberty will decide to undertake any such alternatives. Additionally, from time to time Liberty may liquidate, merge or reorganize its subsidiaries for tax and corporate-related purposes.

Furthermore, the transactions contemplated by the business combination agreement are intended as the first step in a strategic transformation of Liberty.  Under the direction of the Board, Liberty intends to evaluate the acquisition of or investment in other franchise-oriented or complementary businesses, including businesses that are not presently subject to franchising arrangements but that have the potential to be franchised in the future.  In recognition of the anticipated shift in its strategic direction, Liberty intends to change its name to Franchise Group, Inc.

16.	Certain Legal Matters; Regulatory Approvals

Liberty is not aware of any license or regulatory permit that appears to be material to its business that might be adversely affected by its acquisition of shares of Liberty common stock as contemplated in the offer or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic, foreign or supranational, that would be required for its acquisition of shares of Liberty common stock as contemplated by the offer. Should any approval or other action be required, Liberty presently contemplates that it will seek that approval or other action. Liberty cannot predict whether it will be required to delay the acceptance for payment of or payment for shares tendered pursuant to the offer pending the outcome of any such matter. There can be no assurance that any approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that the failure to obtain the approval or other action might not result in adverse consequences to Liberty’s business. Liberty’s obligations under the offer to accept for payment and pay for shares of Liberty common stock are subject to the conditions set forth in this offer to purchase. See Section 5.

17.	MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following describes certain material United States federal income tax consequences relevant to the offer for U.S. Holders and Non-U.S. Holders (each as defined below) tendering shares of Liberty common stock pursuant to the offer. This discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed United States Treasury regulations, administrative pronouncements and judicial decisions, all as in effect on the date hereof and changes to which could materially affect the tax consequences described herein and could be made on a retroactive basis.

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to a holder of Liberty common stock and does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction or other U.S. federal tax consequences (such as U.S. gift tax consequences). This discussion deals only with shares of Liberty common stock held as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment) and does not deal with all tax consequences that may be relevant to holders of Liberty common stock in light of their particular circumstances or to stockholders subject to special tax rules (including, without limitation, dealers in securities or commodities, traders in securities that elect to mark their holdings to market, financial institutions, regulated investment companies, real estate investment trusts, U.S. expatriates, U.S. Holders (as defined below) whose functional currency is not the United States dollar, insurance companies, tax-exempt organizations, partnerships, S corporations or other pass through entities and investors therein or persons who hold the shares as part of a hedging, conversion or constructive sale transaction or as a position in a straddle). In particular, different rules may apply to shares of Liberty common stock acquired as compensation. This discussion does not address the consequences of the alternative minimum tax or the Medicare contribution tax.

Stockholders are urged to consult their own tax advisors with regard to the application of the United States federal income tax laws to their participation in the offer, as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

As used herein, a “U.S. Holder” means a beneficial owner of shares of Liberty common stock that is for United States federal income tax purposes: (a) an individual who is a citizen or resident of the United States, (b) a corporation (or any other entity treated as a corporation for United States federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia, (c) an estate the income of which is subject to United States federal income taxation regardless of its source, or (d) a trust if it (x) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (y) was in existence on August 20, 1996, and has a valid election in effect under applicable United States Treasury regulations to continue to be treated as a United States person.

As used herein, a “Non-U.S. Holder” means a beneficial owner of shares of Liberty common stock that is not a U.S. Holder.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) holds shares of Liberty common stock, the United States federal income tax treatment of a partner of such partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships and any partners of a partnership holding shares of Liberty common stock should consult their own tax advisors regarding the United States federal income tax consequences of tendering their shares of Liberty common stock in the offer.

U.S. Holders

General. An exchange of shares of Liberty common stock for cash pursuant to the offer will be a taxable transaction for U.S. Holders for United States federal income tax purposes. A U.S. Holder who participates in the offer will be treated, depending on such U.S. Holder’s particular circumstances, either as recognizing gain or loss from the disposition of its shares of Liberty common stock or as receiving a distribution from Liberty with respect to such shares of Liberty common stock (possibly treated as a dividend).

Under Section 302 of the Code, a U.S. Holder that exchanges shares of Liberty common stock for cash pursuant to the offer generally will be treated as having sold the shares for United States federal income tax purposes if the exchange (a) results in a “complete termination” of all such U.S. Holder’s equity interest in Liberty (within the meaning of Section 302(b)(3) of the Code), (b) results in a “substantially disproportionate” redemption with respect to such U.S. Holder (within the meaning of Section 302(b)(2) of the Code), or (c) is “not essentially equivalent to a dividend” with respect to the U.S. Holder (within the meaning of Section 302(b)(1) of the Code)(together, the “Section 302 Tests”). In applying the Section 302 Tests, a U.S. Holder must take account of stock that such U.S. Holder constructively owns under attribution rules set forth in Section 318 of the Code (as modified by Section 302(c) of the Code). Generally, the constructive ownership rules under Section 318 of the Code treat a shareholder as owning shares of stock (i) owned by certain relatives, related corporations, partnerships, estates or trusts and (ii) that the shareholder has an option (including a warrant) to acquire. If a U.S. Holder owns (actually or constructively) only an insubstantial percentage of the total equity interests in Liberty and exercises no control over Liberty’s corporate affairs, such U.S. Holder may be entitled to sale or exchange treatment on the exchange of the shares pursuant to the offer if such U.S. Holder experiences a reduction in its equity interest in Liberty (taking into account any constructively owned equity interests) as a result of the exchange pursuant to the offer. U.S. Holders should consult their own tax advisors regarding the application of the rules of Section 302 of the Code in their particular circumstances (including the application of constructive ownership rules).

Sale Treatment. If a U.S. Holder that exchanges shares of Liberty common stock for cash pursuant to the offer is treated as having sold the shares for United States federal income tax purposes pursuant to one of the Section 302 Tests, such U.S. Holder will recognize gain or loss equal to the difference between the amount of cash received and such U.S. Holder’s adjusted basis in the shares exchanged therefor. Any such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the holding period of the shares exceeds one year as of the date of the exchange. Long-term capital gain recognized by a non-corporate U.S. Holder generally will be subject to United States federal income tax at a reduced rate. Gain or loss must be determined separately for blocks of shares acquired at different times or at different prices. The deductibility of capital loss is subject to limitations.

Distribution Treatment. If a U.S. Holder is not treated under the Section 302 Tests as having sold his, her or its shares of Liberty common stock for United States federal income tax purposes, the entire amount of cash received by such U.S. Holder pursuant to the offer will be treated as a distribution to such U.S. Holder with respect to such shares. Any such deemed distribution will be treated first as a dividend to the extent of Liberty’s current and accumulated earnings and profits. To the extent, if any, that the cash received by a U.S. Holder exceeds Liberty’s current and accumulated earnings and profits, it will be treated as a tax-free return of the U.S. Holder’s tax basis in the shares and thereafter as capital gain.

Provided certain holding period requirements are satisfied, non-corporate U.S. Holders generally will be subject to United States federal income tax at a reduced rate on the amount treated as “qualified dividends” under the Code without reduction for the tax basis of the shares exchanged. In general, to the extent that a purchase of a U.S. Holder’s shares of Liberty common stock in the offer is treated as the receipt by the U.S. Holder of a dividend, the U.S. Holder’s remaining adjusted basis (reduced by the amount, if any, treated as a return of capital) in the purchased shares will be added to any shares of Liberty common stock retained by the U.S. Holder.

To the extent that cash received in exchange is treated as a dividend to a corporate U.S. Holder, it may be (1) eligible for a dividends-received deduction (subject to applicable exceptions and limitations), and (2) subject to the “extraordinary dividend” provisions of the Code (in which case the corporate U.S. Holder may be subject to adverse tax consequences). U.S. Holders who are treated as corporations for United States federal income tax purposes should consult their tax advisors concerning the rules discussed in this paragraph in light of their particular circumstances.

Tax Reporting. It is possible that a U.S. Holder tendering shares of Liberty common stock in this offer in a manner that satisfies one of the Section 302 Tests may nevertheless receive an IRS Form 1099-DIV (which will also be filed with the IRS) that reports all of the cash that such U.S. Holder receives in the offer as a dividend for United States federal income tax purposes. Such a U.S. Holder is not precluded, however, from taking the position that the amounts received pursuant to the offer represent amounts received upon a sale or exchange of the shares.

Non-U.S. Holders.

Sale Treatment. Gain realized by a Non-U.S. Holder on an exchange of shares of Liberty common stock for cash pursuant to the offer generally will not be subject to United States federal income tax if the exchange is treated as a sale for United States federal income tax purposes pursuant to the Section 302 Tests described above unless: (1) such gain is effectively connected with the conduct by such Non-U.S. Holder of a trade or business within the United States (and, if required by a tax treaty, is attributable to a permanent establishment or fixed base that it maintains within the United States), the tax treatment of which is described below; (2) in the case of gain realized by a Non-U.S. Holder that is an individual, such Non-U.S. Holder is present in the United States for 183 days or more in the taxable year of the exchange and certain other conditions are met, or (3) at any time during the shorter of the 5-year period ending on the date the shares of Liberty common stock that are exchanged or the period that the Non-U.S. Holder held the shares, Liberty is classified as a “United States real property holding corporation” for U.S. federal income tax purposes and, if the Liberty common stock is treated as “regularly traded on an established securities market,” only if the Non-U.S. Holder owns or is treated as owning more than 5% of the Liberty common stock at any time within such period. Liberty does not believe that it has been a United States real property holding corporation at any time during the 5-year period preceding the exchange of shares pursuant to the offer.

Distribution Treatment. If a Non-U.S. Holder does not satisfy any of the Section 302 Tests described above, the entire amount of cash received by such Non-U.S. Holder with respect to the shares of Liberty common stock exchanged pursuant to the offer will be treated as a distribution to the Non-U.S. Holder, rather than as an amount received in a sale of such shares.

Because we cannot predict whether any particular stockholder will be subject to sale or distribution treatment, the depositary or another withholding agent may treat the cash received by a Non-U.S. Holder participating in the offer as a dividend distribution from Liberty. In such case, the depositary or withholding agent may withhold United States federal income taxes equal to 30% of the gross payments payable to a Non-U.S. Holder or his or her agent unless the depositary or withholding agent determines that a reduced rate of withholding is available.

Generally, to establish an applicable exemption from, or reduced rate of, United States federal withholding tax, a Non-U.S. Holder must deliver to the depositary or withholding agent either (i) IRS Form W-8BEN or W-8BEN-E, as applicable (or other acceptable evidence under Treasury regulations) in which the holder certifies that it is eligible for a lower tax treaty rate with respect to dividends on the shares or (ii) an IRS Form W-8ECI in which the holder certifies that amounts it receives pursuant to the offer are effectively connected with the conduct of a trade or business within the United States (and, if required by a tax treaty, are attributable to a permanent establishment that it maintains within the United States), in which case the Non-U.S. Holder will be exempt from the withholding tax and subject to the tax treatment described below. The depositary or withholding agent may generally determine a holder’s status as a Non-U.S. Holder and eligibility for a reduced rate of, or exemption from, withholding by reference to any outstanding certificates or statements concerning eligibility for a reduced rate of, or exemption from, withholding (e.g., an applicable IRS Form W-8) unless facts and circumstances indicate that such reliance is not warranted. A Non-U.S. Holder may be eligible to obtain a refund of all or a portion of any tax withheld if such Non-U.S. Holder meets one of the Section 302 Tests described above or is otherwise able to establish that no tax or a reduced amount of tax is due.

Non-U.S. Holders are urged to consult their own tax advisors regarding the application of United States federal income tax withholding, including eligibility for a withholding tax reduction or exemption, and the refund procedure.

Gross proceeds paid to a Non-U.S. Holder that are effectively connected with the conduct of a trade or business within the United States (and, if required by a tax treaty, are attributable to a permanent establishment or fixed base within the United States) will generally be subject to United States federal income tax in the same manner as if such Non-U.S. Holder were a U.S. Holder (and a corporate Non-U.S. Holder may also be subject to a branch profits tax at a rate of 30% or a lower rate specified in an applicable tax treaty).

United States Federal Income Tax Backup Withholding. See Section 3 with respect to the application of United States federal income tax backup withholding to both U.S. and Non-U.S. Holders.

FATCA Withholding Pursuant to sections 1471 through 1474 of the Code, commonly known as the Foreign Account Tax Compliance Act (“FATCA”), a 30% withholding tax (“FATCA withholding”) may be imposed on certain payments to the Liberty stockholders or to certain foreign financial institutions, investment funds and other non-United States persons receiving payments on their behalf if such stockholders or such persons fail to comply with certain information reporting requirements. Payments received pursuant to the offer could be affected by this withholding if the stockholder is subject to the FATCA information reporting requirements and fail to comply with them or if it hold shares of Liberty common stock through a non-United States person (e.g., a foreign bank or broker) that fails to comply with these requirements (even if payments to such stockholder would not otherwise have been subject to FATCA withholding). Stockholders should consult their own tax advisors regarding the relevant United States law and other official guidance on FATCA withholding.

18.	Fees and Expenses

Liberty has retained Equiniti to act as the information agent and the depositary in connection with the offer. The information agent and the depositary will receive reasonable and customary compensation for their services, will be reimbursed by Liberty for their reasonable out-of-pocket expenses in connection therewith and will be indemnified against certain liabilities in connection with the offer, including certain liabilities under the federal securities laws.

No fees or commissions will be payable to brokers, dealers or other persons (other than fees to the information agent and the depositary as described above) for soliciting tenders of shares pursuant to the offer. Liberty, however, upon request, will reimburse brokers, dealers and commercial banks for customary mailing and handling expenses incurred by the persons in forwarding the offer and related materials to the beneficial owners of shares of Liberty common stock held by any person as a nominee or in a fiduciary capacity. No broker, dealer, commercial bank or trust company has been authorized to act as the agent of Liberty, the information agent or the depositary for purposes of the offer. Liberty will pay or cause to be paid all stock transfer taxes, if any, on its purchase of shares except as otherwise provided in this offer to purchase and Instruction 6 in the letter of transmittal.

19.	RISK FACTORS

In addition to the other information included in this offer to purchase (including the matters addressed in “Forward-Looking Statements”), you should carefully consider the matters described below in determining whether to participate in the offer.

Risks Related to the Merger

The integration of Liberty’s and Buddy’s may present challenges that could result in the combined business not operating as effectively as expected or in the failure to achieve some or all of the anticipated benefits of the merger.

The merger is designed to build a franchising platform for Liberty that complements and diversifies Liberty’s current businesses and operations. The benefits expected to result from the merger will depend in part on whether the operations of Buddy’s can be effectively integrated in a timely and efficient manner with those of Liberty. While the Buddy’s business is distinct and separate from the existing Liberty business, Liberty will need to integrate the organizations, procedures and operations of the two businesses. The integration of the two businesses may be time-consuming, and the management of both companies will have to dedicate time and resources to it. These efforts could divert management’s focus and resources from other strategic opportunities and from day-to-day operational matters during the integration process. Failure to successfully integrate the operations of Buddy’s into Liberty could result in the failure to achieve some of the anticipated benefits from the merger, and could have an adverse effect on the business, results of operations, financial condition or prospects of Liberty after the merger.

Following the merger, Liberty has a significant amount of indebtedness.

Immediately following the closing of the merger, on a consolidated basis, Liberty has approximately $99.9 million aggregate principal of indebtedness outstanding, including indebtedness under the Buddy’s term loan funded upon completion of the merger. Liberty’s significant amount of indebtedness could have important consequences for the combined company. For example, it could:

•	make it more vulnerable to general adverse economic and industry conditions;

•	limit the ability to obtain additional financing for working capital, capital expenditures, acquisitions and other general corporate requirements;

•	limit the ability to make large investments or acquisitions;

•	require Liberty and its subsidiaries to dedicate a portion of its cash flow from operations to payments on its debt, thereby reducing the availability of its cash flow for operations and other purposes; and

•	limit the flexibility in planning for, or reacting to, changes in its business and the industry in which it operates.

Liberty’s business may not be able to generate sufficient cash flow from operations, and Liberty can give no assurance that future borrowings will be available to it in amounts sufficient to enable the payment of the indebtedness as such indebtedness matures and to fund other liquidity needs. If this occurs, Liberty will need to refinance all or a portion of the indebtedness on or before maturity, and there can be no assurance that it will be able to refinance any of the indebtedness on commercially reasonable terms, or at all. Liberty may need to adopt one or more alternatives, such as reducing or delaying planned expenses and capital expenditures, selling assets, restructuring debt, or obtaining additional equity or debt financing. These alternative strategies may not be affected on satisfactory terms, if at all. Liberty’s ability to refinance the indebtedness or obtain additional financing, or to do so on commercially reasonable terms, will depend on, among other things, its financial condition at the time, restrictions in agreements governing the indebtedness, and other factors, including the condition of the financial markets and the markets in which they compete. If Liberty fails to generate sufficient cash flow from operations, and additional borrowings, refinancings or proceeds from asset sales are not available to it, Liberty may not have sufficient cash to enable it to meet all of its obligations.

Following the merger, certain Liberty stockholders have a substantial ownership stake in Liberty, and their interests could conflict with the interests of other Liberty stockholders.

The Vintage Group and B. Riley and certain of its affiliates currently own shares of Liberty common stock representing approximately 25.7% and 19.2%, respectively, of the outstanding Liberty common stock (assuming no New Holdco common units and shares of Liberty preferred stock are redeemed in exchange for shares of Liberty common stock), and assuming all New Holdco common units and all shares of Liberty preferred stock were redeemed in exchange for shares of Liberty common stock (without giving effect to the offer), the Vintage Group would own approximately 37.0% of the outstanding Liberty common stock and B. Riley and certain of its affiliates would own approximately 12.8% of the outstanding Liberty common stock. As a result of substantial ownership in Liberty along with their or their affiliates’ participation on the Board, the Vintage Group and B. Riley and certain of its affiliates (the “Principal Stockholders”) currently have the ability to influence certain actions requiring stockholders’ approval, including increasing or decreasing the authorized share capital, the election of directors, declaration of dividends, the appointment of management, and other policy decisions. Because the Principal Stockholders have agreed not to tender their respective shares of Liberty common stock in the offer, their relative ownership interests in Liberty will increase as a result of any shares of Liberty common stock being tendered in the offer. For example, if Liberty stockholders tender approximately 37% of the shares of Liberty common stock not owned by the Principal Stockholders (representing approximately 3.3 million shares of Liberty common stock), then the Vintage Group will control approximately 31.2% and B. Riley and its applicable affiliates will control 23.3% of the voting power of Liberty (assuming no New Holdco common units and shares of Liberty preferred stock are redeemed in exchange for shares of Liberty common stock), and if Liberty stockholders tender 100% of the shares of Liberty common stock not owned by the Principal Stockholders (representing approximately 8.9 million shares of Liberty common stock), then the Vintage Group will control approximately 58.8% and B. Riley and its applicable affiliates will control 27.3% of the voting power of Liberty (assuming no New Holdco common units and shares of Liberty preferred stock are redeemed in exchange for shares of Liberty common stock). Accordingly, the ability of the Principal Stockholders to exercise control over Liberty’s strategic direction may be enhanced. The interests of the Principal Stockholders may be different from the interests of other stockholders. While any future transaction with the Principal Stockholders or other significant Liberty stockholders could benefit Liberty, the interests of the Principal Stockholders could at times conflict with the interests of other Liberty stockholders. Conflicts of interest may also arise between Liberty and the Principal Stockholders or their affiliates, which may result in the conclusion of transactions on terms not determined by market forces. Any such conflicts of interest could adversely affect Liberty’s business, financial condition and results of operations, and the trading price of Liberty common stock. Moreover, the concentration of ownership may delay, deter or prevent acts that would be favored by other Liberty stockholders or deprive stockholders of an opportunity to receive a premium for their shares of Liberty common stock as part of a sale of Liberty. Similarly, this concentration of stock ownership may adversely affect the trading price of Liberty common stock because investors may perceive disadvantages in owning equity in a company with concentrated ownership.

Risks Related to the Business of Buddy’s

The success of the Buddy’s business is dependent on factors affecting consumer spending that are not under Liberty’s control.

Consumer spending is affected by general economic conditions and other factors, including levels of employment, disposable consumer income, prevailing interest rates, consumer debt and availability of credit, costs of fuel, inflation, recession and fears of recession, war and fears of war, pandemics, inclement weather, tariff policies, tax rates and rate increases, timing of receipt of tax refunds, consumer confidence in future economic conditions and political conditions, and consumer perceptions of personal well-being and security. Unfavorable changes in factors affecting discretionary spending could reduce demand for Buddy’s products and services resulting in lower revenue and negatively impacting the business and its financial results.

Buddy’s must successfully order and manage its inventory to reflect customer demand and anticipate changing consumer preferences and buying trends or Buddy’s revenue and profitability will be adversely affected.

The success of Buddy’s depends upon its ability to successfully manage its inventory and to anticipate and respond to merchandise trends and customer demands in a timely manner, among other things. Buddy’s cannot always accurately predict consumer preferences and such preferences may change over time. Buddy’s must order certain types of merchandise well in advance of seasonal increases in customer demand for those products. The extended lead times for many of Buddy’s purchases may make it difficult for Buddy’s to respond rapidly to new or changing product trends or changes in prices. If Buddy’s misjudges either the market for its merchandise, Buddy’s customers’ product preferences or Buddy’s customers’ leasing habits, Buddy’s revenue may decline significantly and Buddy’s may not have sufficient quantities of merchandise to satisfy customer demand or Buddy’s may be required to mark down excess inventory, either of which would result in lower profit margins. In addition, Buddy’s level of profitability and success depends on its ability to successfully re-lease or sell its inventory of merchandise that it takes back from its customers, due to their lease agreements expiring, or otherwise.

Disruptions in Buddy’s supply chain and other factors affecting the distribution of Buddy’s merchandise could adversely impact its business.

Any disruption in Buddy’s supply chain could result in its inability to meet its customers’ expectations, higher costs, an inability to stock its stores or longer lead time associated with distributing merchandise. Any such disruption within Buddy’s supply chain network could also result in decreased net sales, increased costs and reduced profits.

Buddy’s transactions are regulated by and subject to the requirements of various federal and state laws and regulations, which may require significant compliance costs and expose Buddy’s to litigation, penalties or fines. Any negative change in these laws or the passage of unfavorable new laws could require Buddy’s to alter its business practices in a manner that may be materially adverse to it.

Currently, nearly every U.S. state specifically regulates rent-to-own transactions. This includes states in which Buddy’s stores currently operate. Furthermore, certain aspects of the Buddy’s business, such as collection by third parties of debt owed by Buddy’s current or former customers, customer contact, Buddy’s decision making process regarding whether to lease merchandise to customers, credit reporting practices, the manner in which Buddy’s processes and stores certain customer, employee and other information, and various aspects of Buddy’s cybersecurity risks and mitigation efforts, are subject to federal and state laws and regulations. Many of these laws and regulations are evolving, unclear and inconsistent across various jurisdictions, and ensuring compliance with them is difficult and costly. Buddy’s has incurred and will continue to incur substantial costs to comply with these laws and regulations. In addition to compliance costs, Buddy’s may incur substantial expenses to respond to government investigations and enforcement actions, proposed fines and penalties, criminal or civil sanctions, and private litigation, arising out of Buddy’s or Buddy’s franchisees’ alleged violations of existing laws and/or regulations.

In addition, existing laws and regulations have and will continue to, and future laws and regulations may, place limitations and restrictions on how Buddy’s conducts its businesses. While no federal law currently specifically regulates the rent-to-own industry, federal legislation to regulate the industry has been proposed in the past and may be proposed in the future. For example, federal and regulatory authorities such as the Consumer Financial Protection Bureau (“CFPB”) and the Federal Trade Commission (“FTC”) are increasingly focused on the subprime financial marketplace in which the rent-to-own industry operates, and may propose and adopt new regulations (or interpret existing regulations) that could result in significant adverse changes in the regulatory landscape for businesses such as Buddy’s. Furthermore, with increasing frequency, federal and state regulators are holding businesses like Buddy’s to higher standards of training, monitoring and compliance. Failure by Buddy’s or those businesses to comply with the laws and regulations to which Buddy’s is or may become subject could result in fines, penalties or limitations on Buddy’s ability to conduct its business, or federal or state actions, or private litigation, any of which could significantly harm Buddy’s reputation with consumers or business partners and could materially and adversely affect Buddy’s business, prospects and financial condition.

Any proposed rulemaking or enforcement action by the CFPB, the FTC or any other federal or state regulators or other adverse changes in (or interpretations of) existing laws and regulations, the passage of new adverse legislation or regulations by the federal government or the states applicable to Buddy’s rent-to-own business and any complementary businesses into which Buddy’s may expand could materially increase both Buddy’s compliance costs and the risk that Buddy’s could be subject to government investigations and subject to sanctions if Buddy’s is not in compliance. In addition, new burdensome laws or regulations, which (among others) could include new interpretations of the types of conduct that constitutes unfair or deceptive acts or practices, could prohibit or force Buddy’s to modify its business model and expose Buddy’s to increased litigation risk, and might reduce the economic potential or sales and profitability of Buddy’s sales and lease ownership operations.

Buddy’s faces many challenges which could materially and adversely affect its overall results of operations, including increased competition from traditional and “big-box” retailers, e-commerce retailers and virtual rent-to-own companies, the impact of uncertain economic conditions on segments of our customers, and increasing costs for merchandise, labor and transportation.

Buddy’s faces a number of challenges from traditional and “big-box” retailers and the continued expansion of digital retail, which includes a wide array of e-commerce retailers. Increasing competition from the digital sector, as well as more competitive in-store and e-commerce pricing offered by traditional and “big-box” retailers, and competition from traditional and on-line providers of used goods and products may reduce the market share held by Buddy’s as well as its operating margins, and may materially and adversely affect Buddy’s overall results of operations. Furthermore, as virtual rent-to-own companies continue to partner with traditional and “big-box” retailers, those retailers may increasingly compete with Buddy’s. Many of the competitors discussed above have more advanced and modern e-commerce, logistics and other technology applications and systems that offer them a competitive advantage in attracting and retaining customers for whom Buddy’s competes, especially with respect to younger customers. In addition, those competitors may offer a larger selection of products and more competitive prices than Buddy’s.

Risks Related to the Business of Liberty

For a complete description of the Risk Factors associated with Liberty’s business, please see Liberty’s Annual Report on Form 10-K, filed with the SEC on June 27, 2019, which is incorporated herein by reference.

20.	Miscellaneous

Liberty is not aware of any jurisdiction in which the making of the offer is not in compliance with applicable law. If Liberty becomes aware of any jurisdiction in which the making of the offer would not be in compliance with applicable law, Liberty will make a good faith effort to comply with any such law. If, after such good faith effort, Liberty cannot comply with any such law, the offer will not be made to (nor will tenders of Liberty common stock be accepted from or on behalf of) the holders of Liberty common stock residing in such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the offer to be made by a licensed broker or dealer, the offer shall be deemed to be made on behalf of Liberty by one or more registered brokers or dealers licensed under the laws of that jurisdiction.

Holders of Liberty common stock will not have appraisal rights as a result of the offer.

In connection with Rule 13e-4 under the Exchange Act, Liberty has filed with the SEC an Issuer Tender Offer Statement on Schedule TO, which contains additional information relating to the offer. The Schedule TO, including the exhibits and any amendments thereto, may be examined, and copies may be obtained, at the same places and in the same manner set forth in Section 11 with respect to information concerning Liberty.

NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY RECOMMENDATION ON BEHALF OF LIBERTY, THE BOARD OR THE SPECIAL COMMITTEE AS TO WHETHER YOU SHOULD TENDER OR REFRAIN FROM TENDERING YOUR SHARES OF LIBERTY COMMON STOCK IN THE OFFER. NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER OTHER THAN THOSE CONTAINED IN THIS OFFER TO PURCHASE OR IN THE LETTER OF TRANSMITTAL. IF ANYONE MAKES ANY RECOMMENDATION OR GIVES ANY INFORMATION OR MAKES ANY REPRESENTATIONS, YOU MUST NOT RELY UPON SUCH RECOMMENDATION, INFORMATION OR REPRESENTATIONS AS HAVING BEEN AUTHORIZED BY LIBERTY, THE BOARD OR THE SPECIAL COMMITTEE.

LIBERTY TAX, INC.

August 1, 2019

Exhibit A

Opinion of Houlihan Lokey Capital, Inc., the Financial Advisor to the Special Committee

(attached)

[LETTERHEAD OF HOULIHAN LOKEY CAPITAL, INC.]

July 10, 2019

Liberty Tax, Inc.

1716 Corporate Landing Parkway

Virginia Beach, Virginia 23454

Attn: The Special Committee of the Board of Directors of Liberty Tax, Inc.

Dear Members of the Special Committee:

We understand that Liberty Tax, Inc. (“Liberty”) intends to enter into an Agreement of Merger and Business Combination Agreement (the “Agreement”) by and among Liberty, Buddy’s Newco, LLC (“Buddy’s”), Franchise Group New Holdco, LLC, a direct wholly owned subsidiary of Liberty (“New Holdco”), Franchise Group B Merger Sub, LLC, an indirect wholly owned subsidiary of Liberty (“Merger Sub”), and Vintage RTO, L.P., solely in its capacity as the representative of the members of Buddy’s, pursuant to which, among other things, Liberty will commence a tender offer (the “Tender Offer”) to purchase any and all of the outstanding shares of common stock, par value $0.01 per share (the “Liberty Common Stock”), of Liberty that are not owned by Vintage Capital Management LLC (“Vintage”) or its affiliates at a price of $12.00 per share of Liberty Common Stock in cash (the “Offer Price”).

We understand that in connection with determining whether to (i) approve the Agreement and the consummation of the transactions contemplated thereby, including the Tender Offer, (ii) declare it advisable, and in the best interests of Liberty and its stockholders for Liberty and its subsidiaries to enter into the Agreement and the ancillary agreements contemplated thereby, and (iii) recommend that the Board of Directors (the “Board”) of Liberty approve the Agreement and the consummation of the transactions contemplated thereby, including the Tender Offer, the Special Committee (the “Committee”) of the Board has requested that Houlihan Lokey Capital, Inc. (“Houlihan Lokey”) provide an opinion (the “Opinion”) to the Committee as to whether, as of the date hereof, the Offer Price to be received by the holders of Liberty Common Stock in the Tender Offer pursuant to the Agreement other than by Vintage, B. Riley Financial, Inc. (“B. Riley”), any holder of Liberty Common Stock who will, directly or indirectly, retain or otherwise hold an equity interest in Liberty after giving effect to the Tender Offer, and each of their respective affiliates (collectively, the “Excluded Holders”) is fair, from a financial point of view, to such holders other than the Excluded Holders. For purposes of our analysis and this Opinion, we have with your agreement evaluated the fairness, from a financial point of view, to the holders of Liberty Common Stock (other than the Excluded Holders) of the Offer Price to be received by such holders in the Tender Offer pursuant to the Agreement without giving effect to the consummation of any of the other transactions contemplated by the Agreement, including the merger of Merger Sub with Buddy’s (the “Merger”) and the Subscriptions (as defined below), any other transaction consummated by Liberty or its affiliates following the consummation of the Tender Offer, or any potential cost savings or synergies expected by the management of Liberty or Buddy’s to result from the Merger or such other transactions.

In connection with this Opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:

1.	reviewed a draft, dated July 8, 2019, of the Agreement;

2.	reviewed certain publicly available business and financial information relating to Liberty that we deemed to be relevant;

3.	reviewed certain information relating to the historical, current and future operations, financial condition and prospects of Liberty made available to us by Liberty including financial projections (and adjustments thereto) prepared by or discussed with the management of Liberty relating to Liberty for the fiscal years ending April 30, 2020 through April 30, 2024 (the “Liberty Projections”);

4.	spoken with the Committee, certain members of the management of Liberty and certain of its and the Committee’s representatives and advisors regarding the business, operations, financial condition and prospects of Liberty, the Tender Offer and related matters including, without limitation, discussions with Liberty’s management and the Committee regarding Liberty’s prior solicitation of indications of interest from third parties with respect to the securities, assets, businesses or operations of Liberty and its discussions with third parties with respect thereto;

5.	compared the financial and operating performance of Liberty with that of other companies with publicly traded equity securities that we deemed to be relevant;

6.	reviewed the current and historical market prices for certain of Liberty’s publicly traded securities, and the current and historical market prices of the publicly traded securities of certain other companies that we deemed to be relevant;

7.	solely for illustrative purposes, considered the publicly available financial terms of certain transactions that we deemed to be relevant; and

8.	conducted such other financial studies, analyses and inquiries and considered such other information and factors as we deemed appropriate.

We have relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to us, discussed with or reviewed by us, or publicly available, and do not assume any responsibility with respect to such data, material and other information. In addition, management of Liberty has advised us, and we have assumed, that the Liberty Projections have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of such management as to the future financial results and condition of Liberty. At your direction, we have assumed that the Liberty Projections provide a reasonable basis on which to evaluate Liberty and the Tender Offer and we have, at your direction, used and relied upon the Liberty Projections for purposes of our analyses and this Opinion. We express no view or opinion with respect to the Liberty Projections or the assumptions on which they are based. We have relied upon and assumed, without independent verification, that there has been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of Liberty since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to us that would be material to our analyses or this Opinion, and that there is no information or any facts that would make any of the information reviewed by us incomplete or misleading.

We have relied upon and assumed, without independent verification, that (a) the representations and warranties of all parties to the Agreement and all other related documents and instruments that are referred to therein are true and correct, (b) each party to the Agreement and such other related documents and instruments will fully and timely perform all of the covenants and agreements required to be performed by such party, (c) all conditions to the consummation of the Tender Offer will be satisfied without waiver thereof, and (d) the Tender Offer will be consummated in a timely manner in accordance with the terms described in the Agreement and such other related documents and instruments, without any amendments or modifications thereto that would be material to our analyses or this Opinion. We have relied upon and assumed, without independent verification, that (i) the Tender Offer will be consummated in a manner that complies in all respects with all applicable federal and state statutes, rules and regulations, and (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the Tender Offer will be obtained and that no delay, limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would be material to our analyses or this Opinion. In addition, we have relied upon and assumed, without independent verification, that except as would not be material to our analyses or this Opinion, the final form of the Agreement will not differ in any respect from the draft of the Agreement identified above.

Furthermore, in connection with this Opinion, we have not been requested to make, and have not made, any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (fixed, contingent, derivative, off-balance-sheet or otherwise) of Liberty or any other party, nor were we provided with any such appraisal or evaluation. We did not estimate, and express no opinion regarding, the liquidation value of any entity or business. We have undertaken no independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which Liberty is or may be a party or is or may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which Liberty is or may be a party or is or may be subject.

We have not been requested to, and did not initiate or participate in any discussions or negotiations with, or solicit any indications of interest from, third parties with respect to the Tender Offer, the securities, assets, businesses or operations of Liberty or any other party, or any alternatives to the Tender Offer. This Opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We have not undertaken, and are under no obligation, to update, revise, reaffirm or withdraw this Opinion, or otherwise comment on or consider events occurring or coming to our attention after the date hereof. We are not expressing any view or opinion as to the value of Liberty Common Stock after giving effect to the Tender Offer, the Merger, the Subscriptions or any of the other transactions contemplated by the Agreement, which may be greater than or less than the Offer Price or the price or range of prices at which Liberty Common Stock may be purchased or sold, or otherwise be transferable, at any time.

This Opinion is furnished for the use of the Committee (in its capacity as such) in connection with its evaluation of the Agreement and the transactions contemplated thereby, including the Tender Offer and may not be used for any other purpose without our prior written consent. This Opinion is not intended to be, and does not constitute, a recommendation to the Committee, the Board, any security holder or any other party as to how to act or vote with respect to any matter relating to the Tender Offer or otherwise, including whether or not to tender shares of Liberty Common Stock pursuant to the Tender Offer.

In the ordinary course of business, certain of our employees and affiliates, as well as investment funds in which they may have financial interests or with which they may co-invest, may acquire, hold or sell, long or short positions, or trade, in debt, equity, and other securities and financial instruments (including loans and other obligations) of, or investments in, Liberty, Buddy’s or any party that may be involved in the Tender Offer and their respective affiliates or security holders or any currency or commodity that may be involved in the Tender Offer.

Houlihan Lokey and its affiliates may provide investment banking, financial advisory and/or other financial or consulting services to Liberty, Buddy’s, other participants in the transactions contemplated by the Agreement or certain of their respective affiliates or security holders, including Vintage, B. Riley or Cannell Capital LLC (“Cannell Capital”), which are, or whose affiliates are, significant stockholders of Liberty and, in the case of Vintage, Liberty and Buddy’s, in the future, for which Houlihan Lokey and its affiliates may receive compensation. In addition, Houlihan Lokey and certain of its affiliates and certain of our and their respective employees may have committed to invest in private equity or other investment funds managed or advised by Liberty, Buddy’s, Vintage, B. Riley, Cannell Capital, other participants in the transactions contemplated by the Agreement or certain of their respective affiliates or security holders, and in portfolio companies of such funds, and may have co-invested with Liberty, Buddy’s, Vintage, B. Riley, Cannell Capital, other participants in the transactions contemplated by the Agreement or certain of their respective affiliates or security holders, and may do so in the future. Furthermore, in connection with bankruptcies, restructurings, distressed situations and similar matters, Houlihan Lokey and certain of its affiliates may have in the past acted, may currently be acting and may in the future act as financial advisor to debtors, creditors, equity holders, trustees, agents and other interested parties (including, without limitation, formal and informal committees or groups of creditors) that may have included or represented and may include or represent, directly or indirectly, or may be or have been adverse to, Liberty, Buddy’s, Vintage, B. Riley, Cannell Capital, other participants in the transactions contemplated by the Agreement or certain of their respective affiliates or security holders, for which advice and services Houlihan Lokey and its affiliates have received and may receive compensation.

Houlihan Lokey has acted as financial advisor to the Committee in connection with, and has participated in certain of the negotiations leading to, the Tender Offer and will receive a fee for such services, a significant portion of which is payable upon the earlier of the consummation of the Merger and the consummation or expiration of the Tender Offer. In addition, we will receive a fee for rendering this Opinion, which is not contingent upon the conclusion set forth in this Opinion or the successful completion of the Tender Offer (or any of the other transactions contemplated by the Agreement). Liberty has agreed to reimburse certain of our expenses and to indemnify us and certain related parties for certain potential liabilities arising out of our engagement.

This Opinion only addresses whether the Offer Price to be received by the holders of Liberty Common Stock other than the Excluded Holders in the Tender Offer pursuant to the Agreement is fair, from a financial point of view, to such holders other than the Excluded Holders in the manner set forth herein and does not address any other aspect or implication of the Tender Offer or any aspect or implication of any action, agreement, arrangement or understanding entered into in connection therewith or otherwise including, without limitation, (i) the actions to be taken by Liberty pursuant to Section 6.01 of the Agreement, (ii) the subscription agreements pursuant to which Tributum, L.P., an affiliate of Vintage, will make one or more equity contributions to Liberty in exchange for the issuance by Liberty of shares of Liberty Common Stock (the “Subscriptions”), (iii) the Merger, or (iv) the voting agreements to be entered into by and between each member of Buddy’s, Vintage, B. Riley and their respective affiliates, on the one hand, and Liberty, on the other hand. We have not been requested to opine as to, and this Opinion does not express an opinion as to or otherwise address, among other things: (i) the underlying business decision of the Committee, the Board, Liberty, its security holders or any other party to proceed with or effect the Tender Offer, the Merger and the Subscriptions, (ii) the terms of any arrangements, understandings, agreements or documents related to, or the form, structure or any other portion or aspect of, the Tender Offer, the Merger and the Subscriptions or otherwise (other than the Offer Price to the extent expressly specified herein), (iii) the fairness of any portion or aspect of the Tender Offer, the Merger and the Subscriptions to the holders of any class of securities, creditors or other constituencies of Liberty, or to any other party, except if and only to the extent expressly set forth in the last sentence of this Opinion, (iv) the relative merits of the Tender Offer, the Merger and the Subscriptions as compared to any alternative business strategies or transactions that might be available for Liberty or any other party, (v) the fairness of any portion or aspect of the Tender Offer, the Merger and the Subscriptions to any one class or group of Liberty’s, Buddy’s or any other party’s security holders or other constituents vis-à-vis any other class or group of Liberty’s, Buddy’s or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration amongst or within such classes or groups of security holders or other constituents), (vi) whether or not Liberty, their respective security holders or any other party is receiving or paying reasonably equivalent value in the Tender Offer, the Merger and the Subscriptions, (vii) the solvency, creditworthiness or fair value of Liberty or any other participant in the Tender Offer, or any of their respective assets, under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters, or (viii) the fairness, financial or otherwise, of the amount, nature or any other aspect of any compensation to or consideration payable to or received by any officers, directors or employees of any party to the Tender Offer, any class of such persons or any other party, relative to the Offer Price or otherwise. Furthermore, we are not expressing any opinion, counsel or interpretation regarding matters that require legal, environmental, regulatory, accounting, insurance, tax or other similar professional advice. It is assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources. Furthermore, we have relied, with the consent of the Committee, on the assessments by the Committee, the Board, Liberty and their respective advisors, as to all legal, environmental, regulatory, accounting, insurance, tax and other similar matters with respect to Liberty and the Tender Offer or otherwise. The issuance of this Opinion was approved by a committee authorized to approve opinions of this nature.

Based upon and subject to the foregoing, and in reliance thereon, it is our opinion that, as of the date hereof, the Offer Price to be received by the holders of Liberty Common Stock other than the Excluded Holders in the Tender Offer pursuant to the Agreement is fair to such holders other than the Excluded Holders from a financial point of view.

Very truly yours,

/s/ Houlihan Lokey Capital, Inc.

HOULIHAN LOKEY CAPITAL, INC.